Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150749

Prospectus

AGY Holding Corp.

Offer to Exchange

$175,000,000 principal amount of our 11% Senior Second Lien Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of our outstanding 11% Senior Second Lien Notes due 2014.

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our 11% Senior Second Lien Notes due 2014, which we refer to as the outstanding notes, for our registered 11% Senior Second Lien Notes due 2014, which we refer to as exchange notes, and together with the outstanding notes, the notes. We are also offering the subsidiary guarantees of the exchange notes, which are described in this prospectus. The terms of the exchange notes are identical to the terms of the outstanding notes except that the exchange notes have been registered under the Securities Act of 1933, and therefore are freely transferable. Interest on the notes will be payable on May 15 and November 15 of each year. The notes will mature on November 15, 2014.

The principal features of the exchange offer are as follows:

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We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on July 7, 2008, unless extended.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the applicable indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

You should consider carefully the risk factors beginning on page 17 of this prospectus before participating in the exchange offer.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 4, 2008.

This prospectus contains summaries of the terms of several material documents. These summaries include the terms that we believe to be material, but we urge you to review these documents in their entirety. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to Wayne T. Byrne, c/o AGY Holding Corp., 2556 Wagener Road, Aiken, South Carolina, 29801, Telephone: (888) 434-0945. You should request this information at least five business days in advance of the date on which you expect to make your decision with respect to the exchange offer. In any event, you must request this information prior to             .

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PROSPECTUS SUMMARY

The following summary contains basic information about us and about the exchange offer. Because this is only a summary, it does not contain all of the information that may be important to you. Before you make an investment decision, you should review this prospectus in its entirety, including the risk factors, our financial statements and the related notes.

As used in this prospectus, unless otherwise indicated, references to the “Company,” “AGY,” “we,” “us” and “our” refer to AGY Holding Corp. and its consolidated subsidiaries. In addition, the terms “EBITDA,” and “Adjusted EBITDA” have the meanings set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and the term “sales” does not include the non-cash impact of the Porcher Equity Incentive as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Porcher Supply Agreement,” which impact is reflected in our presentation of “net sales” in accordance with the United States generally accepted accounting principals (“GAAP”).

Our Company

We are a leading manufacturer of advanced glass fibers that are used as reinforcing materials in numerous diverse high-value applications, including aircraft laminates, ballistic armor, pressure vessels, roofing membranes, insect screening, architectural fabrics and specialty electronics. We are focused on serving end-markets that require glass fibers for applications with demanding performance criteria, such as the aerospace, defense, construction, electronics and industrial end-markets which represented approximately 16%, 15%, 17%, 24% and 28%, respectively, of our sales for the year ended December 31, 2007 and 15%, 15%, 17%, 24% and 29%, respectively, of our sales for the three months ended March 31, 2008. We are able to leverage our flexible manufacturing capabilities to target new specialty end-use applications and to shift production rapidly to meet changing market demand. We enjoy a leading market position in 13 end-market applications that represented approximately 50% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. North America accounted for approximately 69% and 73% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, with Asia and Europe accounting for approximately 18% and 13%, and 15% and 12%, respectively. North America accounted for approximately 72% and 73%, Asia accounted for approximately 13% and 12% and Europe accounted for approximately 15% and 15%, of our sales for the years ended December 31, 2006 and December 31, 2005, respectively. From 2005 to 2007, we increased our sales from $164.5 million to $184.4 million, or approximately 12% (excludes Porcher equity). Approximately 67% of this growth was attributable to our development of new applications in the aerospace and defense end-markets. The balance of the increase was primarily driven by growth in sales of advanced glass fibers utilized in niche construction and specialty electronics applications. For the year ended December 31, 2007, we generated $184.4 million of sales, a net loss of $0.6 million and $41.6 million of Adjusted EBITDA. For the three months ended March 31, 2008, we generated $58.0 million of sales, a net loss of $1.3 million and $10.7 million of Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” beginning on page 52 for a description of the relevance of EBITDA and Adjusted EBITDA, and a reconciliation of EBITDA to net income (loss) under GAAP and of Adjusted EBITDA to EBITDA.

Our Products

We are a leader in the production of high-quality fine filament glass fibers, which provide customers with enhanced strength-to-weight ratios, fabric quality and flexibility properties. Glass fibers are differentiated from one another in three ways: (i) glass chemistry, (ii) diameter of the filament and (iii) sizing (a coating applied to the filament). Glass fiber is produced by passing molten glass through bushings, producing thin glass filaments which are spooled and then twisted into fiber or bundled into untwisted heavy weight fibers called rovings. We produce hundreds of different glass fiber types at two facilities in North America, which glass fiber types are broadly segmented into two categories: E Glass and advanced materials, including S-2 Glass.

E Glass is a natural, lustrous, white continuous fiber made of highly stable and durable glass filaments. Within E Glass, we focus on both “semi-technical” and “technical” fibers. We differentiate between semi- technical and technical E Glass fibers based on their technical complexity and difficulty to manufacture, and our technical fibers include filaments with a diameter of eight microns or less and fibers with specialized chemical compositions. As a result of their complexity, technical fibers are manufactured by only a few suppliers. We generally compete with one or two alternative suppliers for the vast majority of our technical products. Because our technical fibers offer significant value to our customers, we are able to command a price and margin premium compared to most semi-technical E Glass fibers. For the year ended December 31, 2007 and the three months ended March 31, 2008 approximately 69% and 77%, respectively, of our E Glass products were technical fibers. We plan to continue to produce semi-technical E Glass fibers to enable us to offer our customers a full suite of products.

We differentiate our S-2 Glass advanced materials from E Glass by its different glass chemistry, which yields a proprietary product with superior performance characteristics making it suitable for applications with demanding performance criteria, such as ballistic armor, aircraft flooring, helicopter blades, firefighter oxygen tanks, automotive timing belts and ceramic appliance insulation. AGY has recently increased S-2 Glass capacity 50% through the addition of modular manufacturing platforms enabling rapid response to short-term volume opportunities.

Segment Information

We operate in one business segment that manufactures glassfiber yarns and specialty materials that are used in a variety of industrial and commercial end-markets and applications. Of our total assets, approximately 99% are located in the United States.

Summary of our End-Markets and Key Applications

End-market and key application	Glass fiber type
Aerospace end-market
Leading edge of helicopter blades	S-2 Glass
Aircraft interior floors	S-2 Glass
Aircraft interior panels	Technical E Glass

Defense end-market
Ballistic armor	S-2 Glass

Construction end-market
Architectural roofing/tented structures fabric	Technical E Glass
Insect and pool/patio screening	Technical E Glass
Ladder rails for composite ladders	E glass, CFM

Electronics end-market
Multi-layer printed circuit boards	All E Glass
Electrical insulation panels for transformers & generators	E glass, CFM

Industrial end-market
Pressure vessels	S-2 Glass
Reinforcement tape	Semi-Technical E Glass
Protective gear	Technical E Glass
PTFE coated fabrics (for example, Teflon) used in industrial and food processing equipment	Technical E Glass
Automotive high strength timing belts	S-2 Glass
High temperature application sewing thread (smoke stack filtration bags)	Technical E Glass
Cooling tower infrastructure	E glass, CFM
Automotive interior door /seat panels	E glass, CFM

Industry Overview

We supply glass fiber: (i) to the global composites industry and (ii) to other applications where glass fibers, sometimes coated, largely constitute the complete fabric system. Examples of composites applications include thermoplastic-glass fiber reinforced composites for ballistic armor, aluminum-glass fiber reinforced composites for aircraft interior panels and specialty electronics printed circuit boards. Sales into other applications, principally in the construction and selected industrial end-markets, represented the remainder of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008. Examples of these applications include architectural fabrics and vinyl coated yarns for window and patio screening.

In the aggregate, across end-use and geographic markets, the global composites industry is forecast to grow at approximately a 4% compound annual growth rate (“CAGR”) between 2005 and 2010. This growth rate is faster than the forecast growth rate for the aggregated end-markets themselves since composites are expected to continue to displace traditional materials such as metal, wood and concrete. We believe that the market opportunity is significant as composites accounted for only 1% of materials industry sales in 2003 in the U.S. (on a weight basis), as compared to steel at 66%. Further, as applications in these end-markets become increasingly complex at the end-user level, demand for the more technical composites raw materials, including S-2 Glass and carbon and aramid fibers, increases. As a result, the growth rate for more technical composites raw materials is expected to exceed that of the overall global composites industry. The fastest growing of these end-markets are aerospace, wind energy and electronics, with estimated CAGRs from 2006 through 2010 of 10%, 7% and 5%, respectively. These end-markets represent applications in which the unique properties of composites raw materials allow end-product manufacturers considerable design flexibility, and are areas of focus for us. For example, aerospace and electronics applications together represented approximately 40% and 39% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

Composites raw materials constituted approximately $17 billion of the total $42 billion of finished composites sales in 2004. The major categories of composites raw materials by approximate sales in 2004 included glass fiber ($6 billion), carbon fiber ($853 million), aramid fiber ($62 million) and fillers and other additives ($1 billion), with various resins making up the balance. E Glass sales represented the vast majority of our glass fiber sales in 2004, while S-2 Glass sales represented approximately $29 million. We have 100% of the proprietary global S-2 Glass market and participate in specialty niches of the global E Glass market.

Among the more technical composites raw materials, the market growth of S-2 Glass exceeded that of carbon and aramid fibers in 2004. In addition, unlike manufacturers of carbon and aramid fibers, which are petroleum based, we have not suffered recent price escalations for principle raw materials as we primarily use silica and borates in the manufacture of our advanced materials. In the past few years, manufacturers of advanced glass fibers have generally been able to pass on increases in raw materials costs to customers, as advanced glass fibers generally provide better performance at a lower cost than competing materials.

In the global composites industry, finished composites are typically manufactured in the same territories as the end-products into which they are incorporated. For example, composites manufacturing for the electronics end-market is predominantly located in Asia and is anticipated to be increasingly concentrated there. Composites manufacturing for the aerospace, defense and construction end-markets is expected to be less susceptible to relocation pressures since manufacturers such as Boeing, Airbus and the major auto companies in these end-markets have retained production bases in developed economies and generally require that their components suppliers be in the same region.

More than 90% of the global supply of advanced glass fibers was manufactured in developed economies in 2002. Compared to commodity glass yarns, these highly technical composites raw materials are expected to be less impacted by relocation trends since they are used primarily in non-electronics composites manufacturing and are protected by technical know-how. Moreover, advanced materials have a relatively high value to shipping weight, which allows them to be exported cost-effectively.

The growth rate for sales into our other (non-composites) applications is generally consistent with the growth rate for the aggregated construction and industrial end-markets, which typically track changes in U.S. gross domestic product.

Our Business Strengths

We believe that the following business strengths will enable us to successfully operate and grow our business:

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Market leadership. We are the leading global producer of fine glass fibers for the merchant market. Many large competitors are not focused on the niche markets in which we are a market leader due to the relative size of the opportunity and the significant technical expertise and manufacturing flexibility required to serve these markets. We estimate that we were either the sole or dual source provider for products that comprised over one-half of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008.

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Predictable and stable revenue streams. A significant portion of our sales and gross profit is related to end-products in which we were “specified-in,” meaning that the customer or end-user designed its application specifically with our product in mind. Having our products specified-in to certain end-products effectively locks in future sales at the end-user level as key inputs are rarely changed during the life cycle of a product. This provides us a significant benefit by allowing us to more accurately forecast near-term performance. Additionally, the average length of our relationships with our top ten customers is more than 20 years and we also have lengthy relationships with a substantial number of our other customers and end-users. We believe the length of these relationships provides us with a competitive advantage in continuing to service these accounts.

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Proprietary S-2 Glass. S-2 Glass is a proprietary product that is technically more complex than conventional glass fiber, providing it with advanced performance characteristics. Today other competitors are offering or developing high strength glasses in an effort to compete with S-2 Glass, none of which are comparable to the performance of S-2 Glass. Compared to other alternatives such as carbon fiber, aramid fiber and steel, S-2 Glass delivers a better ratio of performance to cost in many applications. S-2 Glass has more than three times the percentage strain to failure of carbon fiber and performs three times better than aramid fiber in fire tests. S-2 Glass is also approximately one-third the weight of steel. For these reasons, S-2 Glass has been selected and qualified over other fibers for some of the most demanding composite applications such as ballistic armor, helicopter blades and aircraft flooring.

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CFM (Continuous Filament Mat). Continuous Filament Mat, or CFM, is a continuous filament mat E-Glass product used in the pultrusion and RTM molding operations. AGY has a capacity of 12,000 metric tons over three manufacturing lines capable of producing many differentiated products from 0.6 oz. to 3.0 oz. weight serving a wide variety of markets and applications, such as ladder rails, electrical insulation, heavy truck bodies and oil rig decking.

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Diversified end-markets with favorable outlook. Our sales are diversified among the aerospace, defense, construction, electronics, automotive and industrial end-markets. We sell our products into numerous applications within each of our major end-markets. Many of our end-markets are experiencing strong growth, as evidenced by (i) the current aerospace backlog, (ii) the strong and growing demand for ballistic armor and lightweight armor in the defense end-market, (iii) the increased use of flexible architectural roofing structures in the construction end-market and (iv) the increased global demand for printed circuit boards and the continued shift toward smaller, lightweight consumer electronics such as cell phones, in the electronics end-market. The diversity of our end-markets and our applications reduces our exposure to weakening demand in any individual end-market or application.

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Flexible manufacturing capabilities. The size and variety of our furnaces and the diversity of our manufacturing technologies allow us greater flexibility than most of our larger competitors to shift production to follow market conditions. As the furnaces we use to manufacture glass fibers are small relative to those of our larger competitors, they can be idled and restarted with lower cost and in a shorter time frame, allowing for manufacturing flexibility that is difficult for our competitors to replicate. For example, our furnaces in Aiken, South Carolina average 3,000 tonnes per year and our furnaces in Huntingdon, Pennsylvania average 100 tonnes per year, while our competitors often have furnaces with average capacities of up to 30,000 tonnes per year. Recently, our manufacturing flexibility has allowed us to support strong growth by efficiently allocating capacity for emerging applications in the aerospace, defense and electronics end-markets.

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Attractive free cash flow profile. Our focus on high-margin applications requiring moderate capital expenditures and working capital enables us to generate significant free cash flow (i.e., operating cash flow less capital expenditures). We are able to leverage our end-market expertise across applications to add incremental customers and sales without significant increases in investment or cost of operations. This approach results in a significant percentage of our operating profits being converted to free cash flow.

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Strong product design and development capabilities. We have significant resources dedicated to product design and development, allowing us to create complex, customized fibers to meet our customers’ and end-users’ specific requirements. Our technical platform includes product development strengths in glass chemistry, coating development and process innovation. Our technological expertise has been developed by working with advanced glass fibers for over 60 years. We spearhead new business development through our science and technology group, which is organized into distinct functions relating to product development, application development and product engineering. These functions collaborate to identify high-growth end-markets and high-margin applications within those end-markets. Our partnership with key customers and end-users such as Airbus, Boeing and the U.S. Department of Defense has been an important and unique component in our development of new applications and the improvement of existing ones.

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Experienced management team. Our operations are managed by an experienced team with a proven track record in the glass fiber and other high performance materials industry and an average of approximately 20 years of industry experience. Since April 2004, under the guidance of our new management team, we have targeted and secured new specialty applications, refocused on the more profitable segments of our core business, consolidated production facilities, reduced headcount and overhead, rationalized our product portfolio and increased working capital efficiencies.

Our Strategy

Our goal is to enhance our position as the leading manufacturer of advanced glass fibers. To accomplish this goal, we plan to continue to execute the following strategies:

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Continue to expand into new and highly profitable applications. Our growth and innovation strategy focuses on identifying applications which demand more technical products and are growing at higher rates than the overall end-market, for which we can provide products at attractive margins. As an indication of this, in the past three years we have successfully introduced our products into 27 different applications across six end-markets. We continue to develop products and composite materials to address existing and new applications across end-markets and have identified a number of additional growth opportunities in applications such as high-output wind-turbines, high-performance concrete reinforcement, dental orthodontics and thermoplastic armor materials. Where appropriate, we may pursue selective acquisitions to expand our product portfolio to better serve our existing applications and end-markets and to extend into new technical and advanced materials applications and end-markets. A current example of our continued expansion into complementary markets and applications in main stream composites markets is our purchase of the Continuous Filament Mat (“CFM”) business from Owens Corning in October 2007, including marble-making assets known as “Factory M” in Anderson, South Carolina (the “CFM Acquisition”).

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Maintain leadership in our key technical and advanced materials end-market applications. We seek to remain a market leader in our key technical and advanced materials end-market applications. Although we currently are a key supplier in each of the end-markets we serve, there remain considerable opportunities to further increase sales given the fragmentation of the overall market, the increasing need for more technical products in each end-market and our relative market share. Many of our competitors are not focused on these end-markets because they concentrate on higher volume markets due to their larger scale, high volume manufacturing infrastructure. In addition, many of our competitors direct their development resources into these same high volume markets. As a result of our flexible manufacturing infrastructure and our market focused business development, we believe we will continue to maintain a leadership position in our key applications and end-markets.

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Increase specified-in opportunities. We continue to focus on opportunities in which our products are specified-in for the life cycle of the application and in which we can become the sole supplier for these applications. In many instances, our new business development team and application development engineers from our science and technology group work with our end-users to develop a new application with our product specified-in. In addition, we continue to focus on remaining a single or dual supplier even when our products are not specified-in. We believe we are particularly well-positioned to remain the supplier of choice given the uniqueness and quality of our advanced glass fibers, our flexible manufacturing capabilities and our focus on developing and maintaining customer relationships in the end-markets we serve. The collaboration between our science and technology group and our sales force underpins our strategy of driving growth through new application development and partnership with key customers and end-users to improve existing products and technologies.

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Develop new technologies and extend existing ones. We are a technology leader in the production of glass fibers due to our strong process engineering and product development capabilities. To maintain and extend our leadership position in technology, we conduct an active research and development program aimed at developing new and improved products through our science and technology group. In addition, we are committed to continuing our partnership with key customers and end-users to improve and develop products and technologies. Our expenditures for company sponsored research and development during the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008 totaled approximately $3.0 million, $3.1 million, $4.2 million, and $1.1 million, respectively. As evidence of our process improvements and development capabilities, approximately 36% and 27% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, were from products we introduced in the last five years.

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Continue to implement cost reduction initiatives. We continue to implement cost reduction initiatives identified by our management team that relate to efficiency, throughput and process technology developments. Efficiency initiatives include lean manufacturing programs, managing assets to reduce lost machine time and focusing on quality assurance. Throughput initiatives involve reducing the frequency and duration of filament breaks, minimizing retooling duration and optimizing fiber manufacturing performance. Process technology developments involve lowering energy costs and capital intensity, reducing the need for platinum alloy and developing the ability to quickly change glass compositions.

The Transactions

The Acquisition

On April 7, 2006, our company was acquired by KAGY Holding Company, Inc., a Delaware corporation (“Holdings”), pursuant to the terms of an agreement of merger dated February 23, 2006 (the “Acquisition”). In the Acquisition, all issued and outstanding shares of our common stock were converted into the right to receive cash. Total merger consideration was approximately $271 million before taking into account the impact of Acquisition related expenses. Investment funds associated with Kohlberg & Company, L.L.C. (“Kohlberg” or our “Sponsor”), control us through their ownership of substantially all of the equity of Holdings.

The funds necessary to complete the Acquisition, pay related fees and expenses and provide for ongoing working capital requirements were provided by: (i) $210 million of senior secured credit facilities, consisting of (a) a five-year $30 million revolving credit facility, (b) a six-year $135 million first-lien term loan and (c) a seven-year $45 million second lien term loan; and (ii) a $95 million cash equity investment, substantially all by investment funds associated with our Sponsor, and approximately $3 million of cash equity by members of our management.

The Refinancing

The proceeds from the issuance of the 11% Senior Second Lien Notes due 2014 in October 2006, and cash on hand were used to repay our then outstanding $135 million first lien term loan and our existing $45 million second lien term loan and to pay related fees and expenses. We refer to the foregoing transactions as the “Refinancing,” and to the Acquisition and the Refinancing together as the “Transactions.” For additional information, see “The Transactions.”

Our Sponsor

Investment funds associated with Kohlberg own approximately 95% of the equity of Holdings, our parent company. Founded in 1987, Kohlberg is a private equity firm with offices in Mount Kisco, New York and Palo Alto, California. Kohlberg specializes in middle market, control transactions, with approximately two-thirds of invested capital focused on general manufacturing. Kohlberg has organized six buyout funds with aggregate commitments in excess of $3.7 billion, and through its affiliates, has completed more than 115 acquisitions and recapitalization transactions.

Our Information

Our principal executive office is located at 2556 Wagener Road, Aiken, South Carolina 29801 and our telephone number is (888) 434-0945. We maintain a website at www.agy.com. However, the information on our website is not a part of this prospectus and you should rely only on the information contained in this prospectus when making a decision to participate in the exchange offer.

THE EXCHANGE OFFER

On October 25, 2006, we completed an offering of $175 million aggregate principal amount of 11% Senior Second Lien Notes due 2014 in a private offering which was exempt from registration under the Securities Act.

If we and the subsidiary guarantors are not able to effect the exchange offer contemplated by this prospectus, we and the subsidiary guarantors will use reasonable best efforts to file and cause to become effective a shelf registration statement relating to the resale of the outstanding notes. We may be required to pay additional interest on the notes in certain circumstances.

The following is a brief summary of the terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer,” on page 33.

Securities Offered	We are offering to exchange $175.0 million aggregate principal amount of 11% Senior Second Lien Notes due 2014.

Exchange Offer	In connection with the private offering, we and the guarantors of the outstanding notes entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to deliver this prospectus to you and to complete the exchange offer before 160 days after April 30, 2008. You are entitled to exchange in the exchange offer your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	the liquidated damages provisions of the registration rights agreement are no longer applicable.

Resale	Based upon interpretations by the Staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in no-action letters issued to unrelated third-parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business;

•	have an arrangement with any person to engage in the distribution of the exchange notes; or

•	are prohibited by law or policy of the SEC from participating in the exchange offers.

However, we have not submitted a no-action letter, and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on July 7, 2008, which we refer to as the expiration date, unless we decide to extend the exchange offer. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Notes	If you wish to tender your outstanding notes for exchange pursuant to the exchange offer, you must transmit to U.S. Bank National Association, as exchange agent, on or prior to the expiration date, either:

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a properly completed and duly executed copy of the letter of transmittal accompanying this prospectus, or a facsimile of the letter of transmittal, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address set forth on the cover page of the letter of transmittal; or

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if you are effecting delivery by book-entry transfer, a computer generated message transmitted by means of the Automated Tender Offer Program System of The Depository Trust Company, or DTC, in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer.

In addition, you must deliver to the exchange agent on or prior to the expiration date, if you are effecting delivery by book-entry transfer, a timely confirmation of book-entry transfer of your outstanding notes into the account of the exchange agent at DTC pursuant to the procedures for book-entry transfers described in this prospectus under the heading “The Exchange Offer— Procedures for Tendering Outstanding Notes.”

By executing and delivering the accompanying letter of transmittal or effecting delivery by book-entry transfer, you are representing to us that, among other things:

•	neither the holder nor any other person receiving the exchange notes pursuant to the exchange offers is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes;

•	the person receiving the exchange notes pursuant to the exchange offer, whether or not this person is the holder, is receiving them in the ordinary course of business; and

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neither the holder nor any other person receiving the exchange notes pursuant to the exchange offer has an arrangement or understanding with any person to participate in the distribution of such exchange notes and that such holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes;

See “The Exchange Offer—Procedures for Tendering Outstanding Notes” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If you are the beneficial owner of outstanding notes and your name does not appear on a security listing of DTC as the holder of those notes or if you are a beneficial owner of notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes in the exchange offers, you should promptly contact the person in whose name your notes are registered and instruct that person to tender on your behalf. If you, as a beneficial holder, wish to tender on your own behalf you must, prior to completing and executing the letter of transmittal and delivering your notes, either make appropriate arrangements to register ownership of the notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other documents required by the applicable letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered as promptly as practicable following the expiration date.

Effect of Not Tendering in the Exchange Offer	Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to register, and we do not currently anticipate that we will register, the outstanding notes under the Securities Act. See “The Exchange Offer—Effect of Not Tendering.”

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the outstanding notes. Holders whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the outstanding notes.

Broker-Dealers	Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Material United States Federal Income Tax Consequences	The exchange of outstanding notes for exchange notes by tendering holders will not be a taxable exchange for United States federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for United States federal income tax purposes as a result of such exchange. See “Material United States Federal Income Tax Consequences.”

Exchange Agent	U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in to the exchange offer.

THE EXCHANGE NOTES

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	AGY Holding Corp.

Notes offered	$175 million aggregate principal amount of 11% senior second lien notes due 2014.

Maturity	November 15, 2014.

Interest rate	11%.

Interest payment dates	May 15 and November 15 of each year, beginning on November 15, 2008. Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the outstanding notes.

Guarantees	Our obligations under the notes will be fully and unconditionally guaranteed, jointly and severally, on a second-priority basis, by each of our existing and future domestic subsidiaries, other than immaterial subsidiaries, that guarantee our indebtedness, including our senior secured revolving credit facility, or the indebtedness of any of our restricted subsidiaries. Each guarantee:

➢

will be effectively junior in right of payment, to the extent of the value of the collateral securing such guarantor’s guarantee of first-priority debt, to such guarantor’s guarantee of our senior secured revolving credit facility and any other first-priority debt, which will be secured on a first-priority basis by the same assets of such guarantor that secure the notes and by certain other assets of such guarantor that do not secure the notes;

➢	will be effectively junior to any permitted prior liens, to the extent of the value of the assets of such guarantor subject to those permitted prior liens;

➢	will be pari passu in right of payment with all other senior indebtedness of such guarantor, including its guarantee of indebtedness under our senior secured revolving credit facility; and

➢	will be senior in right of payment to any future subordinated indebtedness of such guarantor, if any.

Ranking	The notes will be our general obligation and will be:

➢

effectively junior in right of payment, to the extent of the value of the collateral securing our first-priority debt, to our senior secured revolving credit facility and any other first-priority debt, which will be secured on a first-priority basis by the same assets that secure the notes and by certain other assets that do not secure the notes;

➢	effectively junior to any permitted prior liens, to the extent of the value of the assets subject to those permitted prior liens;

➢	pari passu in right of payment with all other senior indebtedness, including indebtedness under our senior secured revolving credit facility;

➢	senior in right of payment to any future subordinated indebtedness, if any; and

➢	unconditionally guaranteed on a senior secured basis by the guarantors.

In the event of our bankruptcy or insolvency, our first-priority senior secured creditors, including the lenders under our senior secured revolving credit facility, would have a prior secured claim on any collateral securing the debt owed to them. As of December 31, 2007, we had no cash borrowings outstanding under our senior secured revolving credit facility, outstanding letters of credit of approximately $0.5 million and certain other existing indebtedness. In addition, at December 31, 2007, we had $39.5 million of available unused borrowing capacity under our senior secured revolving credit facility. As of March 31, 2008, we had $11.7 million of cash borrowings outstanding under our senior secured revolving credit facility, outstanding letter of credit of approximately $8.9 million and $19.4 million of unused borrowing capacity under our senior secured revolving credit facility.

Security	The notes and the guarantees will be secured by a second priority security interest in all of our assets and the assets of the guarantors that secure our senior secured revolving credit facility, except for capital stock or debt securities issued by our subsidiaries. The security interest of the notes is also subject to certain permitted prior liens. See “Description of notes—Security for the notes.” The trustee’s liens upon the collateral may be released under certain conditions as described under “Description of notes—Security for the notes—Release of security interests.”

Optional redemption	We may, at our option, redeem some or all of the notes at any time on or after November 15, 2010, at the redemption prices listed under “Description of notes—Optional redemption.”

On or prior to November 15, 2009, we may, at our option, redeem up to 35% of the aggregate principal amount of the notes with the proceeds of certain sales of equity at the redemption price listed under “Description of notes—Optional redemption.” We may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of the notes issued remains outstanding.

Prior to November 15, 2010, we may, at our option, redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a make-whole premium. See “Description of notes—Optional redemption.”

Mandatory repurchase offer	If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the notes at the prices listed under “Description of notes—Repurchase at the option of holders.”

Certain covenants	The notes were issued under an indenture with U.S. Bank National Association, which acts as trustee on behalf of the note holders. The indenture contains covenants that restrict, among other things, our ability and the ability of our restricted subsidiaries to:

➢	incur additional indebtedness;

➢	pay dividends and make distributions in respect of our capital stock;

➢	repurchase our capital stock;

➢	make investments;

➢	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

➢	engage in transactions with shareholders and affiliates;

➢	create or permit certain liens;

➢	use the proceeds from sales of assets and subsidiary stock;

➢	sell or otherwise dispose of assets; and

➢	engage in mergers and acquisitions.

For more details, see “Description of notes—Certain covenants.”

Transfer Restrictions	The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and such market-making may be discontinued by the initial purchasers in their discretion at any time without notice.

Risk Factors	Participating in the exchange offer, and therefore investing in the exchange notes, involves substantial risk. See the “Risk Factors” section of this prospectus for a description of material risks you should consider before investing in the exchange notes.

SUMMARY HISTORICAL

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary historical condensed consolidated financial information derived from our financial statements for the three-year period ended December 31, 2007 and the three months ended March 31, 2007 and March 31, 2008 at the dates and for the periods indicated. Financial information prior to the April 7, 2006 Acquisition is labeled as “Predecessor” and financial information as of April 7, 2006 and subsequent thereto is labeled as “Successor”. The condensed consolidated financial information was derived from audited financial statements for each of the periods.

The summary historical condensed consolidated financial information and other data should be read in conjunction with our consolidated financial statements and the accompanying notes and the “Selected Historical Condensed Consolidated Financial Information” and “Management Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	AGY Holding Corp.
	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2005	January 1, 2006 to April 6, 2006	April 7, 2006 to December 31, 2006	Year Ended December 31, 2007	3 Months Ended March 31, 2007	3 Months Ended March 31, 2008
	(Dollars in thousands)
Statement of operations data:
Net sales(1)	$160,596	$45,796	$124,755	$184,371	$37,833	$57,965
Cost of goods sold	125,866	39,217	102,734	146,468	31,735	48,732
Gross profit	34,730	6,579	22,021	37,903	6,098	9,233
Selling, general and administrative expenses	19,299	24,196	9,202	17,439	4,014	4,439
Amortization of intangible assets	1,888	511	1,509	1,676	419	465
Other operating income, net	—	8	1,996	204	—	11
Reorganization items	21	—	—	—	—	—

Operating income	13,522	(18,120)	13,306	18,992	1,665	4,340
Other income (expense), net	157	193	(16)	151	(20)	196
Interest (expense)	(9,103)	(2,266)	(13,569)	(20,119)	(5,088)	(6,619)
Loss on early extinguishment of debt(2)	—	—	(5,702)	—	—	—

Income (loss) from continuing operations before income taxes	4,576	(20,193)	(5,981)	(976)	(3,443)	(2,083)
Income tax expense (benefit)	1,522	(7,584)	(2,413)	(334)	1,319	769

Net income (loss)	$3,054	$(12,609)	$(3,568)	$(642)	$(2,124)	$(1,314)

	AGY Holding Corp.
	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2005	January 1, 2006 to April 6, 2006	April 7, 2006 to December 31, 2006	Year Ended December 31, 2007	3 Months Ended March 31, 2007	3 Months Ended March 31, 2008
	(Dollars in thousands)
Balance sheet data (at period end):
Working capital(3)	$34,064	$31,169	$34,476	$34,535	35,620	34,513
Property, plant and equipment, net	92,815	90,678	163,419	163,054	159,344	177,778
Cash and cash equivalents	2,778	3,833	1,580	5,204	2,158	2,149
Total assets	173,006	167,546	336,220	342,150	337,490	359,383
Total debt, including capital leases	90,275	89,322	177,190	176,246	176,973	187,823
Shareholder’s equity	34,871	39,281	95,373	96,040	93,752	95,072

Other financial data:
Cash interest expense	8,884	2,100	9,380	20,645	85	120
Depreciation and amortization	12,207	3,139	13,132	12,634	4,370	3,165
Alloy depletion, net of recoveries	3,603	996	4,601	7,130	2,080	2,430
Capital expenditures	5,415	1,487	8,199	14,092	1,951	19,888
Cash flows provided by operating activities	24,324	3,643	23,554	25,964	2,806	5,265
Cash flows used in investing activities	(5,415)	(1,487)	(283,753)	(21,347)	(1,968)	(19,895)
Cash flows (used in) provided by financing activities	(20,641)	(976)	261,640	(988)	(271)	11,578
Ratio of (deficiency of) earnings to fixed charges(4)	1.5x	—	0.6x	1.0x	0.3x	0.7x

(1)	Net sales reflects the reduction associated with the Porcher Equity Incentive whereby sales have been reduced by $3,885 and $1,615 for the year ended December 31, 2005 and the period from January 1, 2006 to April 6, 2006, respectively. The Porcher Equity Incentive is discussed in “Management’s discussion and analysis of financial condition and results of operations—Porcher supply agreement.”
(2)	Reflects the early termination costs and the write-off of the deferred financing costs related to the liquidation of the Initial Acquisition Credit Facility (as defined on page 49) as a result of the Refinancing (as defined on page 49) in October 2006.
(3)	We define working capital as our current assets (excluding unrestricted cash) minus our current liabilities, which includes the current portion of long-term debt and accrued interest thereon.
(4)	The deficiency for the period from January 1, 2006 to April 6, 2006 was $20,193, the deficiency for the period from April 7, 2006 to December 31, 2006 was $5,981, the deficiency for the three months ended March 31, 2007 was $3,443 and the deficiency for the three months ended March 31, 2008 was $2,083.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment

Risks Related to the Exchange Offer

There may be adverse consequences if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the prospectus distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—The Exchange Offer” and “The Exchange Offer” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the outstanding amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity.

Risks Related to the Notes and Our Other Indebtedness

Our significant indebtedness and the restrictive covenants under the indenture could affect our financial health and may limit our ability to expand or pursue our business strategy.

We have a significant amount of debt. At March 31, 2008, our total debt, including capital leases, was $187.8 million and we had approximately $19.4 million of additional secured borrowing capacity under our senior secured revolving credit facility. Our level of indebtedness could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a significant portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indenture contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. The covenants restrict our ability to take certain actions to some extent, including our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of our capital stock;

•	repurchase our capital stock;

•	make investments;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in transactions with shareholders and affiliates;

•	create or permit certain liens;

•	use the proceeds from sales of assets and subsidiary stock;

•	sell or otherwise dispose of assets; and

•	engage in mergers and acquisitions.

If there is a default, proceeds from sales of the collateral will be applied first to satisfy amounts owed under our first-priority debt, including our senior secured revolving credit facility, and the value of the collateral may not be sufficient to repay the holders of the notes.

Our obligations under the notes and related guarantees are secured by a second-priority lien on certain assets that are also pledged on a first-priority basis to the agents and lenders under our senior secured revolving credit facility. In addition, under the indenture governing the notes, we may incur additional indebtedness that will be secured by first-priority liens on the collateral. As a result, upon any foreclosure on the collateral, proceeds will be applied first to repay amounts owed under our first-priority debt, including our senior secured revolving credit facility, and then to satisfy amounts owed to holders of the notes. The value of the collateral in the event of a liquidation will depend on market and economic conditions, the availability of buyers and similar factors. No appraisals of any collateral were prepared in connection with this offering. You should not rely upon the book value of the assets underlying the collateral as a measure of realizable value for such assets. By its nature, some or all of the collateral may be illiquid and may not have a readily ascertainable market value. Likewise, there is no assurance that the assets underlying the collateral will be saleable or, if saleable, that there will not be substantial delays in their liquidation. Accordingly, there can be no assurance that the proceeds of any sale of the collateral following any acceleration of the maturity of the notes would be sufficient to satisfy, or would not be substantially less than, amounts due on the notes after satisfying the obligations secured by the first-priority liens.

If the proceeds of any sale of the assets underlying the collateral are insufficient to repay all amounts due on the notes, the holders of the notes (to the extent the notes are not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our remaining assets, which claim will rank equal in priority to the unsecured claims of any unsatisfied portion of the obligations secured by the first-priority liens and our other unsecured senior indebtedness.

We may incur additional indebtedness ranking equally with the notes or the related guarantees.

The indenture governing the notes permits us to issue additional debt secured on an equal and ratable basis with the notes. If we incur any additional debt that is secured on an equal and ratable basis with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any foreclosure upon the collateral or an insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

The notes will be structurally junior to all indebtedness of any subsidiaries that in the future are not guarantors of the notes.

You will not have any claim as a creditor against any of our subsidiaries that do not guarantee the notes. Indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be effectively senior to your claims against those subsidiaries. In addition, the indenture governing the notes will, subject to some limitations, permit any subsidiaries that in the future do not guarantee the notes to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

The indebtedness under our senior secured revolving credit facility is secured by certain assets that do not secure the notes.

The notes are secured on a second lien basis by all of our subsidiaries that guarantee borrowings under our senior secured revolving credit facility except immaterial subsidiaries.

In addition, the notes and the guarantees are secured on a second lien basis by security interests in all of our subsidiaries’ assets that secure the indebtedness under our senior secured revolving credit facility except for capital stock and debt securities issued by our subsidiaries. The value of this excluded collateral could be significant, and the notes effectively rank junior to the indebtedness secured by liens on, and to the extent of, this excluded collateral.

The holders of first-priority liens, including lenders under our senior secured revolving credit facility, have the sole right to exercise remedies against the collateral for so long as the debt secured by such liens is outstanding.

The intercreditor agreement provides that if holders of first-priority liens, including the lenders under our senior secured revolving credit facility, release less than all or substantially all of the collateral for any reason whatsoever, including, without limitation, in connection with any repayment of those facilities or any sale of assets, the collateral so released will be required to be released from the security interest securing our and the guarantors’ obligations under the notes. If an event of default has occurred, the lenders under our senior secured revolving credit facility and other future first lien credit facilities may release collateral in connection with the foreclosure, sale or other disposition of such collateral to satisfy obligations under such credit facilities. The trustee, on behalf of the holders of the notes, does not have the ability to control or direct such actions, even if the rights of the holders of the notes are adversely affected and our creditors with first-priority liens may have interests that are different from the interests of the holders of the notes. Any collateral released would cease to act as security for the notes and the guarantees of the notes. In addition, because the lenders under our senior secured revolving credit facility control the disposition of the collateral securing our senior secured revolving credit facility and the notes, the lenders could decide not to proceed against the collateral, regardless of whether or not there is a default under our senior secured revolving credit facility. In such event, the only remedy available to the holders of the notes would be to sue for payment on the notes and the related guarantees. By virtue of the direction of the administration of the pledges and security interests and the release of collateral, actions may be taken with respect to the collateral that may be adverse to you.

In the event of a bankruptcy you may be limited in your ability to realize value from the collateral.

The right of the collateral agent to repossess and dispose of the collateral upon the occurrence of an event of default under the indenture governing the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral agent repossessed and disposed of the collateral. Upon the commencement of a Chapter 11 proceeding, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection” to the extent the debtor’s use, sale or lease of collateral diminishes the value of such creditor’s collateral. Moreover, the meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral as of the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the bankruptcy court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining as a result of such debtor’s use, sale or lease of such collateral. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its interest in the collateral if the value of the collateral exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary power of a bankruptcy court, it is impossible to predict:

•	how long payments under the notes could be delayed following commencement of a bankruptcy case;

•	whether or when the collateral agent could repossess or dispose of the collateral;

•	the value of the collateral at the time of the bankruptcy petition; or

•

whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection” or other provision of the bankruptcy code.

In addition, the indenture provides that, in the event of a bankruptcy, the trustee and the collateral agent may not object to a number of important matters following the filing of a bankruptcy petition so long as any first-priority lien debt is outstanding. After such a filing, the value of your interest in the collateral could materially deteriorate as a result of the holders of the obligations secured by the first-priority liens (i) exercising their rights under the intercreditor agreement or (ii) enforcing limitations on, or waivings of, rights secured creditors have under the bankruptcy code that the holders of the notes have agreed to in the intercreditor agreement, and the relief you could seek for a diminution in the value of your interest in the collateral may also be limited by the bankruptcy code. The right of the holders of obligations secured by first-priority liens on the collateral to foreclose upon and sell the collateral during the continuance of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding. In addition, under the terms of the intercreditor agreement, the holders of the notes agree not to file or prosecute in any insolvency or liquidation proceeding, any motion for “adequate protection” based upon their interest in the collateral, except in limited circumstances. See “Description of notes—Intercreditor agreement—Insolvency or liquidation proceedings.”

Furthermore, any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the indenture, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Any disposition of the collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on first-priority lien debt and, thereafter, the notes, the holders of the notes would hold a secured claim to the extent of the value of the collateral to which the holders of the notes are entitled and unsecured claims with respect to such shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its interest in its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of its obligations secured by the collateral.

Your interest in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The security interest in the collateral securing the notes includes substantially all tangible and intangible assets of us and the guarantors and the proceeds of the foregoing, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can be perfected only at the time such property and rights are acquired and identified. We cannot assure you that we will timely inform the collateral agent of any future acquisition of property and rights that constitute collateral and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

In most cases we have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the notes and the related guarantees.

The security documents allow us to remain in possession of, to retain exclusive control over, to freely operate and to collect, invest and dispose of any income from, the collateral securing the notes and the related guarantees. We may, among other things, without any release or consent by the collateral agent, conduct ordinary course activities with respect to the collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness), subject to the requirements under our debt agreements.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures and research and development efforts depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, cost reduction initiatives and strategic plans, we believe our cash flow from operations, available cash and available borrowings under our senior secured revolving credit facility, will be adequate to meet our future liquidity needs. If we fail to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt, including the notes;

•	obtain additional financing;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures and/or acquisitions; or

•	revise or delay our strategic plans.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that our cost reduction initiatives and strategic plans will be realized on schedule or that future borrowings will be available to us under our senior secured revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior revolving secured credit facility and the notes, on commercially reasonable terms or at all.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	as insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•

if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

It is possible that creditors of the guarantors may challenge the guarantees as a fraudulent transfer or conveyance. The analysis set forth above would generally apply, except that the guarantees could also be subject to the claim that, because the guarantees were incurred for the benefit of the issuer, and only indirectly for the benefit of the guarantors, the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could avoid a guarantor’s obligation under its guarantee, subordinate the guarantee to the other indebtedness of a guarantor, direct that holders of the notes return any amounts paid under a guarantee to the relevant guarantor or to a fund for the benefit of its creditors or take other action detrimental to the holders of the notes.

There is no public market for the notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

The notes are a new issue of securities, and there is no existing trading market for the notes. Although the initial purchaser has informed us that it intends to make a market in the notes, it has no obligation to do so and may discontinue making a market in the notes at any time without notice. Accordingly, we cannot assure you that a liquid market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell the notes will be favorable.

We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of the notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that the market for the notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the notes.

We may not be able to repurchase the notes upon a change of control as required by the indenture.

Upon the occurrence of specific types of change of control events, we will be required to make an offer to purchase all of the outstanding notes at 101% of their principal amount, plus accrued and unpaid interest up to, but not including, the date of repurchase. The source of funds for any such purchase would be our available cash or third-party financing. However, we may not have enough available funds at the time of any change of control to make required repurchases of tendered notes. In addition, under the senior secured revolving credit facility, a change of control would be an event of default and we could be prohibited from repurchasing the notes. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party may contain similar provisions. Our failure to repurchase tendered notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. This default would, in turn, constitute an event of default under our senior secured revolving credit facility and may constitute an event of default under future senior secured indebtedness, any of which could cause repayment of the related debt to be accelerated after any applicable notice or grace periods. If debt repayment were to be accelerated, we may not have sufficient funds to repurchase the notes and repay the debt.

In addition, the definition of change of control for purposes of the indenture does not necessarily afford protection for the holders of the notes in the event of some types of highly leveraged transactions, including certain acquisitions, mergers, refinancings, restructurings or other recapitalizations, although these types of transactions could increase our indebtedness or otherwise affect our capital structure or credit ratings and the holders of the notes. The definition of change of control for purposes of the indenture also includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition under applicable law. Accordingly, our obligation to make an offer to purchase the notes, and the ability of a holder of notes to require us to repurchase its notes pursuant to the offer as a result of a highly leveraged transaction or a sale, lease, transfer, conveyance or other disposition of less than all of our assets taken as a whole may be uncertain.

Risks Related to Our Business

We face competition from other suppliers of glass fibers, as well as from suppliers of competing products that have resources far in excess of ours, which may harm our financial performance and growth prospects.

In the semi-technical fiber segment, we generally compete with two to four alternate suppliers for each application. For technical fibers, we generally compete with one to two alternate suppliers for each application. For continuous filament mat products, we compete with one to two alternate suppliers. Although we are the sole supplier of S-2 Glass, we compete with companies that produce alternative products including carbon fiber and aramid fiber products that we do not offer. In addition, today other competitors are manufacturing or developing high strength glasses in an effort to compete with S-2 Glass, none of which we believe equal the performance of S-2 Glass. We compete principally on the basis of price, breadth of product offering, product quality, product innovation, customer service, delivery times and completeness of order fulfillment. Many of our competitors are large, well-established companies with financial and other resources far in excess of ours. As a result of the foregoing factors, there can be no assurance that we will be able to compete successfully against our competitors and we may lose customers or be forced to reduce prices, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

Many of our major competitors focus on high-volume commodity or semi-technical products. We focus on the supply of highly technical glass fibers to specialty niche markets. Only one of our major competitors currently targets the same niche markets. Additional competitors may shift their focus to the highly technical products required by these niche markets. Also, our competitors may elect to produce and supply a competing product to S-2 Glass, as the process for producing this product has been off-patent since the mid-1990’s. There can be no assurance that we will be able to compete successfully against competitors that elect to move into the end-markets we currently supply and, as a result, we may lose customers or be forced to reduce prices, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

The cyclical and uncertain nature of the end-use markets for our products could have a material adverse effect on our business, financial condition, operating results and cash flows.

Many of the end-markets for our products, including aerospace, defense, electronics and construction, are cyclical and sensitive to changes in general business conditions, industry capacity, consumer preferences and other factors and have historically experienced downturns. We have no control over these factors and they can heavily influence our financial performance. For example, beginning in 2000, a global economic downturn and inventory correction in the electronics end-market, along with a migration of commodity heavy yarn production for the electronics end-market to Asia contributed to our filing, under prior ownership, for Chapter 11 protection on December 10, 2002.

In addition, the demand for new commercial aircraft is cyclical and any reduction could result in reduced sales for our commercial aerospace products and could reduce our profit margins. Approximately 16% and 15%, respectively, of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008 were derived from sales to the aerospace end-market. Reductions in demand for commercial aircraft, or a delay in deliveries could result from many factors, including a terrorist attack similar to that which occurred on September 11, 2001 and any subsequent military response, changes in the propensity for the general public to travel by air, the rise in the cost of aviation fuel, consolidation and liquidation of airlines and slower macroeconomic growth. A downturn in the aerospace end-market could occur at any time, and in the event of a downturn, we have no way of knowing if, when and to what extent there might be a recovery.

Further, the production level of military equipment and vehicles that has occurred in recent years may not be sustained. The production level of military equipment and vehicles depends upon the U.S. defense budget and the related demand for defense and related equipment. For the year ended December 31, 2007 and the three months ended March 31, 2008, the defense end-market contributed approximately 15% of our sales. The U.S. government prepares its budget on an annual basis under significant cost pressures and budgetary approval can be subject to the unpredictability of the political process.

Also, delays in the initiation of construction projects and in the roll out of new or modified products by our customers may result in reductions in sales or delays in the receipt of revenue, contributing to volatility in our quarter-to-quarter financial results.

The prices for our products may fluctuate substantially in the future, and any continued weakness in prices or downturns in market conditions could have a material adverse effect on our business, financial condition, operating results and cash flows.

If we are unable to develop product innovations and improve our production technology and expertise, we could lose customers or market share.

The end-markets for our products are subject to technological change and our success may depend on our ability to adapt to such technological changes and to continue to introduce new products and applications. In some of the end-markets to which we sell our glass fiber, such as electronics, products become obsolete rapidly. In addition, our customers may pursue alternative technology that could eliminate the need for our products. If we are unable to timely develop and introduce new products, or enhance existing products, in response to changing market conditions or customer requirements or demands then we could lose customers or market share, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

We are dependent upon continued demand from our large customers.

Sales to our two largest customers, Porcher Industries and Hexcel Corporation, represented approximately 30% and 9%, respectively, of our total sales for the year ended December 31, 2007. During the three months ended 2008, JPS Composite Materials Corp. became our second largest customer. Sales to Porcher Industries and JPS Composite Materials Corp. represented approximately 27% and 8%, respectively, of our total sales for the quarter ended March 31, 2008. The level of purchases by our customers is often affected by events beyond their control, including general economic conditions, demand for their products, business disruptions, disruptions in deliveries, strikes and other factors. The loss or significant reduction of orders from Porcher Industries or Hexcel Corporation or any of our other large customers could result in us having excess capacity and reduced sales if we are unable to replace that customer. As a result, our business, financial condition, operating results and cash flows could suffer.

The decision by an end-user to modify or discontinue the production of an end-product that has our product specified-in could have a material adverse effect on our business, financial condition, operating results and cash flows.

A significant portion of our sales and gross profit is related to end-products in which our products are specified-in by the end-users. The majority of these sales were to applications in the aerospace and defense end-markets. For example, E Glass and S-2 Glass are specified-in to most Boeing commercial aircraft. However, changing market conditions and related changes to end-products may result in our products no longer being specified-in to the applicable end-product. For example, in response to changing insurgent activity in Iraq and elsewhere, in the second half of 2006 the U.S. military changed the specifications for ballistic armor for Humvees. Such decisions by end-users to modify or terminate the production of certain end-products that have our products specified-in could have a material adverse effect on our financial condition, operating results and cash flows.

We have a limited ability to protect our intellectual property rights, which are important to our success.

Our success depends, in part, upon our ability to protect our proprietary technology and other intellectual property. We rely upon a combination of trade secrets and contractual arrangements, and, to a lesser extent, patent and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter the duplication of our technology, and we may not be able to detect unauthorized use of our technology or take appropriate and timely steps to enforce our intellectual property rights. In addition, we cannot be certain that our processes and products do not or will not infringe or otherwise violate the intellectual property rights of others. Infringement or other violation of intellectual property rights could cause us to incur significant costs and prevent us from selling our products and could have a material adverse effect on our business, financial condition, operating results and cash flows.

We may be liable for damages based on product liability claims brought against us and our customers.

The sale of our products involves the risk of product liability claims. Certain of our products provide critical performance functions to our customers’ end-products. Some of our products are used in and around aerospace applications, construction sites and industrial locations, among others, where personal injury or property damage may occur. There can be no assurance that our products will not be the subject of product liability claims or suits. In addition, if a person brings a product liability claim or suit against one of our customers, this customer may attempt to seek a contribution from us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments for which we are not otherwise indemnified could have a material adverse effect on our financial condition, operating results or cash flows.

Our business and financial performance may be harmed by future increases in the cost of certain alloy metals and other raw materials.

Our business requires the use of bushings as part of the manufacturing process. Bushings are trays made with a heat-resistant platinum-rhodium alloy. As of March 31, 2008, platinum and rhodium together represented the largest asset on our balance sheet. Based on the mix of products that we produced and the timing of the alloy metals recovery during the year ended December 31, 2007 and the three months ended March 31, 2008, approximately 5.6% and 7.4%, respectively, of alloy metals were depleted in the manufacturing process during that period. The costs of these materials are subject to market fluctuations that are beyond our control. Although we generally seek to offset the impact of rising material costs through selling price increases, future market conditions and the terms of our contracts with customers may prevent us from passing material cost increases to our customers. In addition, we may not be able to achieve manufacturing productivity gains or other cost reductions to offset the impact of cost increases. As a result, higher platinum and rhodium alloy costs as well as increases in the cost of other raw materials may have a material adverse effect on our business, financial condition, operating results and cash flows. Rising platinum prices prompted us to amend to our consignment agreement with The Bank of Nova Scotia in March 2008 to increase the consignment limits under that agreement, and we also entered into a related amendment to the indenture governing the notes to permit the increased consignment limits. If platinum prices were to continue to increase, the amended limits under the consignment agreement and indenture may not be sufficient to permit us to continue to operate our business in a manner consistent with past practice and, if we were unable to further amend the agreements, may therefore have a material and adverse effect on our financial condition, operating results and cash flows.

Our energy costs may be higher than we anticipated.

Energy costs, including electricity and natural gas, represented approximately 13% of our total manufacturing costs for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. Accurately predicting trends in energy costs is difficult to achieve as energy costs are, to a large extent, subject to factors beyond our control, such as political conditions in oil producing regions. In the second half of 2005, we experienced substantially higher energy costs primarily due to the temporary spike in natural gas costs as a result of Hurricane Katrina. If future energy costs are greater than anticipated, and we are unable to offset these cost increases with higher prices to our customers, our business, financial condition, operating results and cash flows may be materially adversely affected.

Labor disputes or increased labor costs could have a material adverse effect on our business, financial condition, operating results and cash flows.

Production, maintenance, warehouse and shipping employees at our Aiken, South Carolina manufacturing facility are represented by the Teamsters union. The warehouse and shipping employees at our Huntingdon, Pennsylvania manufacturing facility are represented by the UNITE union. We renegotiated the labor agreements with our unions in the fourth quarter of 2006, reaching a new three-year agreement with our Huntingdon employees and a three-and-one-half year agreement with our Aiken employees. Our failure to offset increases in labor costs with continued efficiency gains and cost reduction, or any significant work stoppage in the future could have a material adverse effect on our business, financial condition, operating results and cash flows.

Our inability to obtain certain necessary raw materials and key components could disrupt the manufacture of our products.

Certain raw materials, including glass marbles and a range of minerals including silica and borates, and other key components necessary for the manufacture of our products, are obtained from a limited group of, or occasionally, single suppliers. If we are unable to procure necessary raw materials and key components from our suppliers, we may not have readily available alternatives. As a result, our ability to manufacture products could be disrupted, and our business, financial condition, operating results and cash flows may be materially adversely affected.

Our consignment agreement for leased platinum used in our manufacturing operations may be terminated and we may not be able to enter into a new platinum consignment agreement on comparable terms, if at all.

Historically, we have been leasing under short term operating leases (generally with lease terms from one to six months) a portion of the alloy metals needed to support our manufacturing operations. We are currently leasing alloy metals under two leasing agreements.

In October 2006, we entered into a consignment agreement (the “Facility”) with The Bank of Nova Scotia to provide for platinum leases up to the lesser of $40,000 or the value of 40,000 ounces of platinum. In September

2007, the consignment limit was amended to provide for up to the lesser of $40,000 or the value of 30,000 ounces of platinum. In March 2008 the consignment limit was further amended to provide for up to the lesser of $69,600 or 32,000 ounces, with any utilization in excess of $42,000 secured by letter of credit collateral equal to 50% of the utilization over $42,000. Either we or The Bank of Nova Scotia may terminate the agreement at any time upon 30 days prior written notice. At March 31, 2008 and December 31, 2007, we leased 25,000 and 24,500 ounces, respectively, of platinum under the Facility, with a notional value of approximately $51.0 million and $37.4 million, respectively, as calculated at such date under the Facility.

In addition to the Bank of Nova Scotia platinum facility, we entered into a Master Lease Agreement for platinum and rhodium with Owens Corning (“OC”) as a result of our acquisition of the continuous filament mat business from OC during October of 2007. The agreement allows us to lease platinum and rhodium from them for a period of up to eighteen months (ending April 26, 2009) after the closing date of the acquisition. At March 31, 2008 and December 31, 2007, we leased approximately 19,800 ounces of platinum and 3,400 ounces of rhodium from OC with a combined notional value of $58.1 million and $50.8 million, respectively.

If for any reason The Bank of Nova Scotia or OC are unable or unwilling to honor their obligations under these precious metals lease agreement and/or these agreements are terminated, we may not be able to enter into new precious metal operating lease agreements on comparable terms, if at all. As a result, our business, financial condition, operating results and cash flows may be materially adversely affected.

Our operations could expose us to significant regulations and compliance expenditures as a result of environmental, health and safety laws.

Our business is subject to a wide range of federal, state and local and general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Certain of our operations require environmental permits or other approvals from governmental authorities, and certain of these permits and approvals are subject to expiration, denial, revocation or modification under various circumstances. We are also subject to inspections and monitoring by government enforcement authorities. Our failure to comply with applicable environmental laws and regulations or permit or approval requirements could result in substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

In addition, as an owner and operator of real estate, we may be responsible under environmental laws and regulations for the investigation, remediation and monitoring, as well as associated costs, expenses and third-party damages, including tort liability and natural resource damages, relating to past or present releases of hazardous substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of or were responsible for, the presence of those substances on our property, may be joint and several, meaning that the entire liability may be imposed on each party without regard to contribution, and retroactive and may not be limited to the value of the property. In addition, we or others may discover new material environmental liabilities, including liabilities related to third-party owned properties that we or our predecessors formerly owned or operated, or at which we or our predecessors have disposed of, or arranged for the disposal of, certain materials. We may be involved in administrative or judicial proceedings and inquiries in the future relating to such environmental matters which could have a material adverse effect on our business, financial condition, operating results and cash flows.

New environmental laws or regulations (or changes in existing laws or regulations or their enforcement) may be enacted that require significant expenditures by us. If the resulting expenses significantly exceed our expectations, our business, financial condition, operating results and cash flows could be materially and adversely affected.

We are also subject to various federal, state and local requirements concerning safety and health conditions at our manufacturing facilities. We may also be subject to material financial penalties or liabilities for noncompliance with those safety and health requirements, as well as potential business disruption, if any of our manufacturing facilities or a portion of any manufacturing facility is required to be temporarily closed as a result of any noncompliance with those requirements.

Owens Corning may fail to comply with its indemnification and other obligations related to our spin off from Owens Corning.

As part of the transaction in which we were spun out of Owens Corning, Owens Corning agreed to retain all liability, if any, resulting from the potential presence of hazardous substances at or migrating from our sites as well as all liabilities resulting from the transportation or arrangements made by Owens Corning for the treatment, storage or disposal of hazardous substances to any off-site location prior to September 30, 1998. In addition, Owens Corning agreed to indemnify us against any losses and damages, if any, arising out of the environmental liabilities retained by Owens Corning.

If the potential matters for which we are entitled to receive indemnification from Owens Corning result in significant liabilities for us, and for any reason Owens Corning and/or its affiliates are unable or unwilling to honor these indemnification obligations, we could be required to pay for these liabilities ourselves, which could have a material adverse effect on our cash flow, our ability to fund or expand our operations and our ability to repay our existing and future indebtedness.

We rely on Owens Corning for the provision of certain products and services.

We have historically entered into agreements with Owens Corning for (i) our supply of glass marbles, (ii) bushings fabrication and (iii) technical support for our operations. Our agreements regarding technical support expired in December 2005, but we and Owens Corning have continued to operate under the terms of the expired agreement. In the fourth quarter of 2006, we entered into a 3-year marble supply agreement with Owens Corning that obligates us to make minimum purchases of marbles annually through December 2009. Our agreement regarding bushings fabrication will automatically renew for an additional five years in December 2008 since neither we nor Owens Corning provided written notice of non-renewal 24 months prior to its expiration. Additionally, as part of the CFM Acquisition, we entered into various lease and services agreements regarding the operations of the assets we acquired from Owens Corning. If for any reason Owens Corning is unable or unwilling to renew any of the agreements, is unable or unwilling to honor its obligations under the any of the agreements (or any renewal), or any of the agreements (or any renewal) is terminated, we may not be able to enter into new agreements on comparable terms, if at all. As a result, our business, financial condition, operating results and cash flows may be materially adversely affected.

We have incurred net losses and filed for Chapter 11 protection under prior ownership in the past, have a limited history of profitability and may incur net losses in the future.

Beginning in 2000, a global economic downturn and inventory correction in the electronics end-market, a migration of commodity heavy yarn production for the electronics end-market to Asia, a key customer loss in the construction end-market and a number of other factors culminated in our filing for Chapter 11 protection on December 11, 2002. Since our successful emergence from Chapter 11 protection on April 2, 2004, a new management team has repositioned us as a supplier of highly technical fibers to specialty high-margin applications. We cannot assure you that we will operate profitably in the future. In addition, we may experience significant quarter-to-quarter variations in operating results and cash flows.

If we are unable to successfully identify and integrate acquisitions, our business, financial condition, operating results and cash flows could be materially adversely affected.

We may seek to identify and complete acquisitions that meet our strategic and financial return criteria. However, there can be no assurance that we will be able to locate suitable candidates or acquire them on acceptable terms or, because of limitations imposed by the agreements governing our indebtedness, that we will be able to finance future acquisitions. Acquisitions involve special risks, including, without limitation, the potential assumption of unanticipated liabilities and contingencies, difficulty in assimilating the operations and personnel of the acquired businesses, disruption of our existing business, dissipation of our limited management resources and impairment of relationships with employees and customers of the acquired business as a result of changes in ownership and management. While we believe that strategic acquisitions can improve our competitiveness and profitability, these activities could have a material adverse effect on our business, financial condition, operating results and cash flows.

If we are unable to successfully implement our cost reduction initiatives, our financial condition, operating results and cash flows could be materially adversely affected.

We are focused on cost reduction initiatives that relate to efficiency, throughput and process technology developments. Efficiency initiatives include managing assets to reduce lost machine time and focusing on quality assurance. Throughput initiatives involve reducing the frequency and duration of filament breaks, minimizing retooling duration and optimizing fiber manufacturing performance. Process technology developments involve lowering energy costs and capital intensity, reducing the need for platinum and rhodium alloy and developing the ability to quickly change glass compositions. We may be unable to successfully implement our cost reduction initiatives, which could have a material adverse effect on our financial condition, operating results and cash flows.

A significant disruption or disaster at either of our two manufacturing facilities could have a material adverse effect on our operating results and cash flows.

We own and operate two manufacturing facilities located in Aiken, South Carolina and Huntingdon, Pennsylvania, and we own the production assets associated with a marble furnace in Anderson, South Carolina. Each facility contains complex and sophisticated machines that are used in the respective manufacturing processes. Each manufacturing process could be affected by operational problems that could impair our production capability. Disruptions or shut downs at our facilities could be caused by:

•	maintenance outages, to conduct maintenance activities that cannot be performed safely during operations;

•	prolonged power failures or reductions, including the effect of lightning strikes on our electrical supply;

•	breakdown, failure or substandard performance of a significant portion of our equipment;

•	noncompliance with material environmental requirements or permits;

•	disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads; or

•	other operational problems.

We are dependent upon the continued safe operation of these manufacturing facilities. Physical damage at either facility, such as damage caused by fires, floods, earthquakes or other catastrophic disasters, may also disrupt the manufacturing process and/or cause a facility shut down. Such damage may not covered by, or may be in excess of, our industry standard insurance coverage. Any prolonged or permanent disruption in operations at our facilities could cause significant lost production, which would have a material adverse effect on our business, financial condition, operating results and cash flows.

Exposure to interest rate and foreign currency exchange rate volatility could increase our financing costs.

We require both short-term and long-term financing to fund our operations, including capital expenditures. Changes in the capital markets or our credit rating could affect the cost or availability of financing. In addition, we are exposed to changes in interest rates with respect to floating rate debt and in determining the interest rate of any new debt issues. Changes in the capital markets or prevailing interest rates can increase or decrease the cost or availability of financing. In addition, because a significant percentage of our sales, approximately 33% and 27% of sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, are to customers in foreign countries, we could be adversely affected by unfavorable fluctuations in foreign currency exchange rates.

Our international sales are subject to uncertainties which could affect our operating results.

Sales outside of the United States accounted for approximately 33% and 27% of our total sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, and will continue to account for a material portion of our sales for the foreseeable future. Our international sales are subject to numerous risks, including:

•	the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

•	foreign customers may have longer payment cycles than customers in the U.S.;

•	compliance with U.S. Department of Commerce and foreign export controls;

•	tax rates in some foreign countries may exceed those of the U.S. and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in the countries in which we sell our products may have an adverse effect on our operations in those countries or not be favorable to our growth strategy; and

•	foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our sales opportunities.

Any one of the above could have a material adverse effect on our business, financial condition, operating results and cash flows.

Our business may suffer if we are unable to attract and retain key personnel.

We depend on the members of our senior management team and other key personnel. These employees have industry experience and relationships that we rely on to successfully implement our business plan. The loss of the services of our senior management team and other key personnel or the lack of success in attracting and retaining new and/or replacement management personnel could have a material adverse effect on our business, financial condition, operating results and cash flows.

Our Sponsor controls us and may have conflicts of interest with other holders of our securities, including the notes.

Holdings owns 100% of our equity. As a result, our Sponsor, which controls substantially all of the voting power of Holdings, is able to control the voting power with respect to all matters and has significant influence on our overall operations and strategy. The interests of Holdings, our Sponsor or any of their affiliates may not in all cases coincide with the interests of other holders of our securities, including the notes. To the extent that conflicts of interest arise, Holdings, our Sponsor or any of their affiliates may resolve those conflicts in a manner adverse to us or to you or other holders of our securities. For example, our Sponsor and its affiliates could cause us to make acquisitions that increase the amount of the indebtedness that is secured or sell revenue-generating assets, impairing our ability to make payments under the notes. Additionally, our Sponsor and its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Accordingly, our Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor and its affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you as a holder of the notes.

MARKET AND INDUSTRY INFORMATION

The market data and other statistical information used throughout this prospectus are based on industry research reports and other published independent sources. Although we believe these sources are reliable, we have not independently verified the information from third parties. As used in this prospectus, the term “merchant market” means the market for fine glass fibers that are not internally consumed by the producer of the fine glass fibers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus contains or may contain “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “should” or “could.” Generally, the words “anticipates,” “believes,” “expects,” “intends,” “estimates,” “projects,” “plans” and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are summarized below and include, among others:

•	competition from other suppliers of glass fibers, as well as suppliers of competing products;

•	the cyclical nature of certain of the end-markets for our products;

•	an inability to develop product innovations and improve our production technology and expertise;

•	the loss of a large customer or end-user application;

•	a decision by an end-user to modify or discontinue production of an end-product that has specified the use of our product;

•	an inability to protect our intellectual property rights;

•	liability for damages based on product liability claims;

•	increases in energy costs or in the cost of acquiring or leasing alloy metals required for the production of glass fibers;

•	labor disputes or increases in labor costs;

•	difficulties and delays in manufacturing;

•	a reliance on Owens Corning for our supply of glass marbles, bushing fabrication and technical support for our operations;

•	an inability to successfully implement our cost reduction initiatives relating to efficiency, throughput and process technology developments;

•	an inability to successfully integrate future acquisitions;

•	natural disasters such as hurricanes, earthquakes and floods;

•	interest rate and foreign exchange rate fluctuations;

•	the loss of key members of our management;

•	an inability to comply with environmental, health or safety laws;

•	our limited history of profitable operations since our emergence, under prior ownership, from Chapter 11 protection on April 2, 2004;

•	our substantial indebtedness; and

•	certain covenants in our debt documents.

Although we believe that these forward-looking statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

You should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in the exchange notes.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We and the guarantors of the notes entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, under certain circumstances, to use our reasonable best efforts to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes and thereafter cause the registration statement to become effective under the Securities Act no later than 120 days following the earlier to occur of April 30, 2008 and the 30th day following delivery from our independent auditors of an audit report covering our consolidated financial statements for the year ending December 31, 2007. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreement. The outstanding notes were issued on October 25, 2006.

Under the circumstances set forth below, we and the guarantors will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time period specified in the registration rights agreement and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	applicable interpretations of the staff of the Commission do not permit us and the guarantors to effect such an exchange offer;

•	for any other reason the exchange offer is not consummated before 160 days after April 30, 2008; or

•	prior to the 20th day following consummation of the exchange offer:

(i)	the initial purchaser requests with respect to notes not eligible to be exchanged for exchange notes in the exchange offer;

(ii)	any holder of notes (other than the initial purchaser) notifies us that it is not eligible to participate in the exchange offer; or

(iii)	the initial purchaser notifies us that it will not receive freely tradeable exchange notes in exchange for notes constituting any portion of an unsold allotment.

In the event that: (A) the exchange offer registration statement is not filed prior to the earlier to occur of April 30, 2008 and the 30th day following delivery from our independent auditors of an audit report covering our consolidated financial statements for the year ending December 31, 2007; (B) within 120 days after the filing of the exchange offer registration statement, the exchange offer registration statement has not been declared effective; (C) within 40 days after the effective date of the exchange offer registration statement, the exchange offer has not been consummated; (D) within 60 days of the day on which the obligation to file a shelf registration statement arises, we fail to file such shelf registration statement with the Commission; (E) within 120 days after the filing of the shelf registration statement, such shelf registration statement has not been declared effective; or (F) after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes or exchange notes in accordance with and during the period specified in the registration rights agreement (each such event a “registration default”), then, additional interest will accrue on the aggregate principal amount of the notes and the exchange notes from and including the date on which any such registration default has occurred to, but excluding, the date on which all registration defaults have been cured or the day on which all notes and exchange notes otherwise become freely tradable without further registration. Additional interest will accrue at an initial rate of 0.25% per annum, which rate shall increase by 0.25% per annum for each subsequent 90-day period during which such registration default continues up to a maximum of 1.00% per annum.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	neither the holder nor any other person receiving the exchange notes pursuant to the exchange offers is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes;

•	the person receiving the exchange notes pursuant to the exchange offer, whether or not this person is the holder, is receiving them in the ordinary course of business; and

•

neither the holder nor any other person receiving the exchange notes pursuant to the exchange offer has an arrangement or understanding with any person to participate in the distribution of such exchange notes and that such holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of Exchange Notes

Based on an interpretation by the SEC set forth in no-action letters issued to third-parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of us or any subsidiary guarantor;

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes;

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes. Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC’s interpretations discussed above or participate in the exchange offers, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Under certain circumstances specified in the registration rights agreements, we may be required to file a “shelf” registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, we will accept for exchange in the exchange offer any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in multiples of $1,000. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered in the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes. For a description of the indenture, see “Description of the Exchange Notes,” on page 93.

As of the date of this prospectus, $175 million aggregate principal amount of the 11% Senior Secured Lien Notes due 2014 are outstanding. This prospectus and the letters of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture and the registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term “expiration date” means 5 p.m., New York City time, on July 7, 2008. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which the exchange offer is extended.

To extend the period of time during which the exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes (if we amend or extend the exchange offer);

•

to extend or terminate the exchange offer if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of that amendment.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering Outstanding Notes” and “Plan of Distribution;” or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of such extension to the holders of outstanding notes. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that it may assert at any time or at various times prior to the expiration date.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indentures under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offer, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent—Notes” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the applicable letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing outstanding notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us or them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the applicable letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the applicable letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless your are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. U.S. Bank National Association also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail, Hand or Overnight Delivery: U.S. Bank National Association 60 Livingston Avenue EP-MN-WS2N St. Paul, MN 55107 Attn: Specialized Finance Department	By Facsimile: (651) 495-8158 For Information or Confirmation by Telephone: (800) 934-6802

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will record the expenses of the exchange offer as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

as otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

THE TRANSACTIONS

On April 7, 2006, our company was acquired by Holdings pursuant to the terms of an agreement of merger dated February 23, 2006. In the Acquisition, all issued and outstanding shares of our common stock were converted into the right to receive cash. Total merger consideration was approximately $271 million before taking into account the impact of Acquisition related expenses. Our corporate structure following the Acquisition is set forth in the diagram below. Investment funds associated with our Sponsor control us through their ownership of substantially all of the equity of Holdings.

The funds necessary to complete the Acquisition, pay related fees and expenses and provide for ongoing working capital requirements were provided by: (i) $210 million of senior secured credit facilities, consisting of (a) a five-year $30 million revolving credit facility, (b) a six-year $135 million first-lien term loan and (c) a seven-year $45 million second lien term loan; and (ii) a $95 million cash equity investment, substantially all by investment funds associated with our Sponsor, and approximately $3 million of cash equity by members of our management.

Following the Acquisition, we engaged in the Refinancing by issuing our $175 million 11% Senior Second Lien Notes due 2014 and entering into a $40 million senior secured revolving credit facility. The proceeds from the offering of the notes and our cash on hand were used to repay our then existing senior secured credit facilities and to pay related fees and expenses. See “Description of Other Indebtedness.”

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated October 25, 2006, by and among us, the subsidiary guarantors party thereto and the initial purchasers of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuing the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2008. The information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited consolidated financial statements and related notes included elsewhere in this prospectus.

As of March 31, 2008
(in millions)
Cash	$2.1

Debt:
Senior secured revolving credit facility	11.7
The notes	$175.0
Capital leases	1.2

Total debt	187.8
Total stockholders’ equity	95.1

Total capitalization	$282.9

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain selected historical condensed consolidated financial information derived from our audited financial statements for the five-year period ended December 31, 2007 and the three months ended March 31, 2007 and March 31, 2008 at the dates and for the periods indicated, except for the summary historical financial information as of and for the period from January 1, 2004 to April 1, 2004 is unaudited. Financial information prior to April 2, 2004 represents that of Advance Glassfiber Yarns LLC under prior ownership. Financial information prior to the April 7, 2006 Acquisition is labeled as “Predecessor” and financial information as of April 7, 2006 and subsequent thereto is labeled as “Successor”.

The selected historical financial information should be read in conjunction with our consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus.

	Advanced Glassfiber Yarns LLC		AGY Holding Corp.
	PREDECESSOR		PREDECESSOR			SUCCESSOR		SUCCESSOR
	Year Ended December 31, 2003	January 1, 2004 to April 1, 2004	April 2, 2004 to December 31, 2004	Year Ended December 31, 2005	January 1, 2006 to April 6, 2006	April 7, 2006 to December 31, 2006	Year Ended December 31, 2007	3 Months Ended March 31, 2007	3 Months Ended March 31, 2008
	(Dollars in thousands)
Statement of operations data:
Net sales(1)	$130,881	$38,098	$111,183	$160,596	$45,796	$124,755	$184,371	$37,833	$57,965
Cost of goods sold	110,675	33,229	88,877	125,866	39,217	102,734	146,468	31,735	48,732
Gross profit	20,206	4,869	22,306	34,730	6,579	22,021	37,903	6,098	9,233
Selling, general and administrative expenses	12,460	2,651	9,630	19,299	24,196	9,202	17,439	4,014	4,439
Amortization of intangible assets	2,843	637	1,416	1,888	511	1,509	1,676	419	465
Impairment of assets	25,876	—	—	—	—	—	—	—	—
Other operating income, net	—	—	—	—	8	1,996	204	—	11
Reorganization items(2)	7,117	4,745	5,543	21	—	—	—	—	—

Operating income (loss)	(28,090)	(3,164)	5,717	13,522	(18,120)	13,306	18,992	1,665	4,340
Other (expense) income, net	755	140	532	157	193	(16)	151	(20)	196
Interest expense	(574)	(75)	(6,901)	(9,103)	(2,266)	(13,569)	(20,119)	(5,088)	(6,619)
Loss on early extinguishment of debt	—	—	—	—	—	(5,702)	—	—	—

Income (loss) from continuing operations before income taxes	(27,909)	(3,099)	(652)	4,576	(20,193)	(5,981)	(976)	(3,443)	(2,083)
Income tax expense (benefit)(3)	200	—	(149)	1,522	(7,584)	(2,413)	(334)	1,319	769

Income (loss) before discontinued operations	(28,109)	(3,099)	(503)	3,054	(12,609)	(3,568)	(642)	(2,124)	(1,314)

Income from discontinued operations(4)	1,934	—	—	—	—	—	—	—	—

Net income (loss)	$(26,175)	$(3,099)	$(503)	$3,054	$(12,609)	$(3,568)	$(642)	$(2,124)	$(1,314)

	Advanced Glassfiber Yarns LLC		AGY Holding Corp.
	PREDECESSOR		PREDECESSOR			SUCCESSOR		SUCCESSOR
	Year Ended December 31, 2003	January 1, 2004 to April 1, 2004	April 2, 2004 to December 31, 2004	Year Ended December 31, 2005	January 1, 2006 to April 6, 2006	April 7, 2006 to December 31, 2006	Year Ended December 31, 2007	3 Months Ended March 31, 2007	3 Months Ended March 31, 2008
	(Dollars in thousands)
Balance sheet data (at period end):
Working capital(5)	$27,987	$27,927	$26,273	$34,064	$31,169	$34,476	$34,535	35,620	34,513
Property, plant and equipment, net	91,545	88,972	101,325	92,815	90,678	163,419	163,054	159,344	177,778
Cash and cash equivalents	26,972	26,629	4,559	2,778	3,833	1,580	5,204	2,158	2,149
Total assets	175,197	171,929	176,685	173,006	167,546	336,220	342,150	337,490	359,383
Total debt, including capital leases	323,570	323,570	113,804	90,275	89,322	177,190	176,246	176,973	187,823
Shareholder’s equity (deficit)	(234,911)	(238,050)	20,234	34,871	39,281	95,373	96,040	93,572	95,072

Other financial data:
Cash interest expense	319	—	6,619	8,884	2,100	9,380	20,645	85	120
Depreciation and amortization	16,905	4,115	9,940	12,207	3,139	13,132	12,634	4,370	3,165
Alloy depletion, net of recoveries	1,539	475	2,414	3,603	996	4,601	7,130	2,080	2,430
Capital expenditures, net	(1,834)	1,464	11,176	5,415	1,487	8,199	14,092	1,951	19,888
Cash flows provided by operating activities	22,503	2,141	8,551	24,324	3,643	23,554	25,964	2,806	5,265
Cash flows (used in) provided by investing activities	1,834	(1,464)	(11,176)	(5,415)	(1,487)	(283,753)	(21,347)	(1,968)	(19,895)
Cash flows (used in) provided by financing activities	(8,299)	(17,996)	(2,296)	(20,641)	(976)	261,640	(988)	(271)	11,578
Ratio of (deficiency in) earnings to fixed charges(6)	—	—	0.9x	1.5x	—	0.6x	1.0x	0.3x	0.7x

(1)	Net sales reflects the reduction associated with the Porcher Equity Incentive whereby sales have been reduced by $79, $3,885 and $1,615 for the period from April 2, 2004 to December 31, 2004, the year ended December 31, 2005 and the period from January 1, 2006 to April 6, 2006, respectively. The Porcher Equity Incentive is discussed in “Management’s discussion and analysis of financial condition and results of operations—Porcher supply agreement.”
(2)	In the years ended December 31, 2003 and 2004, we recognized net charges associated with our Chapter 11 proceeding and the restructuring of our business. Included in the 2003 net charge was a gain on the sale of alloy metals considered to be “metal in excess” at the request of our debtor-in-possession creditors. The other major components of the reorganization costs were: (i) legal and professional fees incurred in 2003 and 2004, (ii) other amounts paid under our key employee retention plan and union signing bonuses in 2003 and 2004 and (iii) non cash write-off costs and restructuring expenses associated with the closing of a manufacturing facility in 2004.
(3)	We were restructured from a limited liability company to a corporation subject to income tax on April 2, 2004 upon our emergence from Chapter 11 protection.
(4)	Our Battice EB8 business was sold to Owens Corning in 2003 as part of our reorganization plan.
(5)	We define working capital as our current assets (excluding unrestricted cash) minus our current liabilities, which includes the current portion of long-term debt and accrued interest thereon.
(6)	The deficiency for the year ended December 31, 2003 was $27,909. The deficiency for the period from January 1, 2004 to April 1, 2004 was $3,099. The deficiency for the period from April 2, 2004 to December 31, 2004 was $652. The deficiency for the period from January 1, 2006 to April 6, 2006 was $20,193. The deficiency for the period from April 7, 2006 to December 31, 2006 was $5,891. The deficiency for the three months ended March 31, 2007 was $3,443. The deficiency for the three months ended March 31, 2008 was $2,083.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations with “Selected Historical Condensed Consolidated Financial Information” and the audited historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus. Those sections expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We do not have any intention or obligation to update forward-looking statements included in this prospectus.

Overview

We are a leading manufacturer of advanced glass fibers that are used as reinforcing materials in numerous diverse high-value applications, including aircraft laminates, ballistic armor, pressure vessels, roofing membranes, insect screening, architectural fabrics and specialty electronics. We are focused on serving end-markets that require glass fibers for applications with demanding performance criteria, such as the aerospace, defense, construction, electronics, automotive and industrial end-markets.

Basis of Presentation

In presenting a comparison of our results of operations for the year ended December 31, 2007 to our results of operations for the year ended December 31, 2006, we have presented the year ended December 31, 2006, as the mathematical addition of our operating results for the predecessor period from January 1, 2006 to April 6, 2006 and the successor period from April 7, 2006 to December 31, 2006. As a result of the Acquisition on April 7, 2006 and the application of purchase accounting, a new basis of accounting began on April 7, 2006. This addition of the predecessor and successor amounts is not consistent with GAAP and may yield results that are not strictly comparable on a period-to-period basis due to the changes of accounting basis during these periods. For purposes of comparing results of operations, however, we believe that it is the most meaningful way to present our results of operations for the year ended December 31, 2006.

Impact of the Acquisition as of April 7, 2006

On April 7, 2006, our company was acquired by KAGY Holding Company, Inc (“Holdings”) pursuant to the terms of an agreement of merger dated February 23, 2006 (the “Acquisition”). In the Acquisition, all issued and outstanding shares of our common stock were converted into the right to receive cash. Total merger consideration was approximately $271 million (approximately $275.5 million including acquisition- related costs and adjustments).

As a result of the Acquisition, Holdings was required to apply purchase accounting to its financial statements in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”). Under SFAS No. 141, Holdings allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. Accordingly, our assets and liabilities have been recorded at their fair value as of April 7, 2006. All of the purchase accounting adjustments at Holdings have been pushed down to the financial statements of our company. Our consolidated balance sheet and related information at December 31, 2007 reflect final purchase accounting estimates. The excess of the total purchase price over the fair value of our tangible and identifiable intangible assets of approximately $85 million was allocated to goodwill, which will be subject to an annual impairment test. We also increased our aggregate outstanding indebtedness. Accordingly, interest expense will be significantly higher in successor periods following the Acquisition than in predecessor periods prior to the Acquisition.

Impact of the Refinancing as of October 25, 2006

In October 2006, we repaid all outstanding borrowings under the initial $210 million Senior Credit Facility (“Initial Acquisition Credit Facility”) that was put in place as of the Acquisition and refinanced our indebtedness through a new $40 million Senior Secured Revolving Credit Facility, the issuance of $175 million in aggregate principal amount of 11% Senior Second Lien Notes due 2014 and our cash on hand (the “Refinancing”).

As a result of the liquidation of the Initial Acquisition Credit Facility, we wrote off the corresponding deferred financing costs. We also incurred early termination fees, and in total approximately $5.7 million of early termination costs were expensed and have been recorded as “Early Extinguishment of Debt” in the consolidated statements of operations.

2007 Business Combination

In October 2007, we acquired the North American Continuous Filament Mat business (“CFM”) of Owens Corning (“OC”) for cash of approximately $7.3 million, including acquisition-related costs of $0.8 million. The acquired assets include certain inventories and equipment located in AGY’s Huntingdon, Pennsylvania facility and marble furnace assets located in Anderson, South Carolina (which supplies the Huntingdon facility with glass fiber marbles used in the production of CFM and in the marble melt production of glass yarn). The Anderson marble furnace is operated by OC under a Manufacturing Services Agreement, and the Anderson land and building are leased from OC.

This business combination was accounted for by the purchase accounting method prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. We determined the fair values of the acquired assets using recent appraisals and internal estimates, and they were allocated to inventories ($3.3 million), property, plant and equipment ($3.3 million), and goodwill ($0.7 million) at the acquisition date. On March 31, 2008 we notified OC of our intention to terminate the Anderson land and building lease, and under the acquisition agreement OC will pay us $2.3 million provided we vacate the land and building within 90 days of the notice. The amount paid to us by OC will reduce the CFM acquisition cost, first reducing goodwill and then reducing the value of acquired assets.

CFM’s net income prior to and subsequent to its acquisition was insignificant, and accordingly, such pro forma net income disclosures have been omitted from our consolidated financial statements. Unaudited revenues of CFM from January 1, 2007 through the October 26, 2007 acquisition date, and from October 26, 2007 through December 31, 2007, were approximately $19.7 million and $5.3 million, respectively. Our unaudited pro forma consolidated revenues for 2007, as if the acquisition of CFM occurred as of January 1, 2007, were approximately $204 million.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with GAAP. In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses included in the financial statements. Estimates are based on historical experience and other information then currently available, the results of which form the basis of such estimates. While we believe our estimation processes are reasonable, actual results could differ from our estimates. The following describe the estimates considered most critical to our operating performance and involve the most subjective and complex assumptions and assessments.

Revenue recognition. We generally recognize revenue when finished products are shipped to unaffiliated customers. Sales discounts, quantity and price rebates and allowances are estimated based on experience and recorded in the period in which the sale is recognized. Customers have a right to return goods and those returns, which are reasonably estimable, are accrued at the time of shipment. We perform ongoing credit evaluations of our customers’ financial condition and establish an allowance for losses on trade receivables based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Alloy metals. Alloy metals are the primary component of the heat-resistant, glass-forming bushings in our glass-melting furnaces. Molten glass is passed through the bushings to form glass filaments. In addition, alloy metals are an integral part of our installed glass-melting furnaces and therefore are classified as property, plant and equipment on our balance sheet. During the manufacturing process, a small portion of the alloy metals is physically consumed. The portion of the alloy metals physically consumed is measured at the time a bushing is reconditioned and is charged to income. This expense is recorded net of the metal that is recovered periodically after some special treatment. The amount of metal loss and the service life of the bushings are dependent upon a number of factors, including the type of furnace and the product being produced. Our alloy depletion expense net of the recoveries is disclosed in “Selected historical condensed consolidated financial information.”

Goodwill and intangible assets with indefinite lives. We account for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized. We test such goodwill and other intangible assets with indefinite lives for impairment annually as of October 31, or more frequently if events or circumstances indicate that an asset might be impaired. We believe that no impairment existed as of December 31, 2007.

Impairment of long-lived assets, including definite-lived intangible assets. Pursuant to SFAS No. 144, Accounting for the impairment or Disposal of Long-Lived Assets, we assess whether our long-lived assets, including definite-lived intangible assets, are impaired whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Our assessment is based on an evaluation of undiscounted projected cash flows through the remaining useful life of the primary asset compared to the asset’s carrying value and, if less, an impairment loss is recognized in the amount by which the carrying amount exceeds its fair value. We believe that no impairment existed at December 31, 2007.

Income taxes. We account for income taxes under the liability method approach under SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities reflect tax net operating loss and credit carry-forwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets require a valuation allowance when it is more likely than not, based on the evaluation of positive and negative evidence, that some portion of the deferred tax assets may not be realized. When events and circumstances so dictate, we evaluate whether our deferred tax assets are realizable and the need for a valuation allowance by forecasting future taxable income. On January 1, 2007, we adopted FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109, which requires that uncertain tax positions be sustainable under regulatory review by tax authorities assumed to have all relevant information at a more likely than not level based upon its technical merits before any benefit can be recognized.

We consider our foreign earnings in AGY Europe SARL to be permanently invested and accordingly, we did not provide U.S. income taxes on the undistributed earnings of AGY Europe SARL.

Porcher Supply Agreement

On March 26, 2004, we entered into a supply agreement with Porcher Industries that became effective on April 2, 2004. In the supply agreement, Porcher Industries agreed to offer to purchase at least 40% of its glassfiber needs from us through December 31, 2006 in exchange for a 15% equity interest in us (prior to dilution), which was reallocated to Porcher Industries from our prepetition senior secured lenders’ 85% ownership of us upon emergence from our Chapter 11 proceeding. In the event that Porcher Industries’ purchased less than 40% of its glassfiber needs from us, Porcher Industries’ percentage of equity would have been reduced accordingly and reverted to our prepetition senior secured lenders. Porcher Industries satisfied the minimum purchase levels during 2004, 2005 and for the period ended April 6, 2006.

The value of the equity granted in exchange for the Porcher supply agreement was treated as a sales incentive (the “Porcher Equity Incentive”). The measurement date for valuing the equity was determined in accordance with Emerging Issues Task Force (E.I.T.F) Issue No. 96-18, which provides that the measurement date is the earlier of (i) the date under which the performance by the counterparty to earn the equity instrument is probable because of sufficiently large disincentives for nonperformance or (ii) the date at which the counterparty’s performance is complete. We concluded that there were sufficiently large disincentives for nonperformance for Porcher Industries not to honor the major portion of the 40% minimum purchase needs commitment and, consequently, the major portion of the equity granted under the Porcher supply agreement was measured on April 2, 2004 and included as a component of our opening balance sheet upon our emergence from bankruptcy on April 2, 2004.

The remaining portion of the equity granted to Porcher Industries was measured as of the Acquisition, when all the outstanding stock of AGY was acquired in the Acquisition. The change in the value of this portion of our equity since April 2, 2004 was recorded as additional paid-in capital and capitalized as an asset to be amortized as a sales incentive over the remaining term of the Porcher supply agreement. At the closing of the Acquisition, the increase in the value of the equity granted to Porcher Industries since April 2, 2004 was approximately $5.6 million, which resulted in $1.6 million, $3.9 million and $0.1 million in sales incentive being recorded as a reduction in revenues in the period from January 1, 2006 to April 6, 2006, in the year ended December 31, 2005 and the period from April 2, 2004 to December 31, 2004, respectively.

In connection with the Acquisition, we entered into an amended and restated supply agreement with Porcher Industries that became effective on May 1, 2006, whereby the parties agreed to continue their commercial relationship through December 31, 2009. The amended and restated supply agreement does not contain an equity incentive.

Results of Operations

The following tables illustrate our results of operations in dollars and as a percentage of net sales for the years ended December 31, 2005 (Predecessor), 2006 (Combined Predecessor through April 6, 2007 and Successor subsequent thereto) and 2007 (Successor) (dollars in thousands, except for percentages):

	Year Ended December 31,			3 Months Ended March 31,
	2005	Combined 2006	2007	2007	2008
Sales(1)	$164,481	$172,166	$184,371	37,833	57,965
Porcher Equity Incentive	(3,885)	(1,615)	—	—	—

Net sales	160,596	170,551	184,371	37,833	57,965
Cost of goods sold(2)	125,866	140,123	146,468	31,735	48,732

Gross profit	34,730	30,428	37,903	6,098	9,233
Selling, general and administrative expenses(2)	13,328	12,659	17,439	4,014	4,439
Amortization of intangible assets	1,888	2,020	1,676	419	465
Pre-Acquisition stock compensation and Acquisition related costs	5,992	22,567	—	—	—
Other operating income, net	—	2,004	204	—	11

Operating income (loss)	13,522	(4,814)	18,992	1,665	4,340
Other non-operating income, net	157	177	151	(20)	196
Interest expense	(9,103)	(15,835)	(20,119)	(5,088)	(6,619)
Loss on early extinguishment of debt	—	(5,702)	—	—	—

Income (loss) before income taxes	4,576	(26,174)	(976)	(3,443)	(2,083)
Income tax expense (benefit)	1,522	(9,997)	(334)	1,319	769

Net income (loss)	$3,054	$(16,177)	$(642)	$(2,124)	$(1,314)

	Year Ended December 31,			3 Months Ended March 31,
	2005	Combined 2006	2007	2007	2008
Sales(1)	102.4%	100.9%	100.0%	100.0%	100.0%
Porcher Equity Incentive	(2.4)%	(0.9)%	—	—	—

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold(2)	78.4%	82.2%	79.4%	83.9%	84.1%

Gross profit	21.6%	17.8%	20.6%	16.1%	15.9%
Selling, general and administrative expenses(2)	8.3%	7.4%	9.5%	10.6%	7.6%
Amortization of intangible assets	1.2%	1.2%	0.9%	1.1%	0.8%
Pre-Acquisition stock compensation and Acquisition related costs	3.7%	13.2%	—	—	—
Other operating income, net	—	1.2%	0.1%	—	—

Operating income (loss)	8.4%	(2.8)%	10.3%	4.4%	7.5%
Other non-operating income, net	0.1%	0.1%	0.1%	(0.1)%	0.3%
Interest expense	(5.7)%	(9.3)%	(10.9)%	(13.4)%	(11.4)%
Loss on early extinguishment of debt	—	(3.3)%	—	—	—

Income (loss) before income taxes	2.8%	(15.3)%	(0.5)%	(9.1)%	(3.6)%
Income tax expense (benefit)	0.9%	(5.8)%	(0.2)%	3.5%	1.3%

Net income (loss)	1.9%	(9.5)%	(0.3)%	(5.6)%	(2.3)%

(1)	The term “sales” does not include the non-cash impact of the Porcher Equity Incentive as discussed in “—Porcher supply agreement,” which impact is reflected in the GAAP term “net sales.”
(2)

Selling, general and administrative expenses and cost of goods sold exclude the non-recurring impact of expenses related to the Acquisition. Expenses related to the Acquisition, consisting primarily of pre-Acquisition stock compensation expenses and financing, legal and other professional fees, are disclosed on the line captioned “Pre-Acquisition stock compensation and Acquisition related costs.”

EBITDA (which is defined below) is reconciled from net income (loss) determined under GAAP as follows:

	Year Ended December 31,			3 Months Ended March 31,
	2005	Combined 2006	2007	2007	2008
	(Dollars in thousands)
Statement of operations data:
Net income (loss)	$3,054	$(16,177)	$(642)	$(2,124)	$(1,314)
Interest expense	9,103	15,835	20,119	5,088	6,619
Income tax expense (benefit)	1,522	(9,997)	(334)	(1,319)	(769)
Depreciation and amortization	12,207	16,271	12,634	4,370	3,165

EBITDA	$25,886	$5,932	$31,777	$6,015	$7,701

Adjusted EBITDA (which is defined below) is reconciled from EBITDA as follows:

	Year Ended December 31,			3 Months Ended March 31,
	2005	Combined 2006	2007	2007	2008
	(Dollars in thousands)
EBITDA (above)	$25,886	$5,932	$31,777	$6,015	$7,701
Adjustments to EBITDA:
Non-cash purchase accounting inventory adjustment(a)	—	3,182	561	—	—
Alloy depletion charge, net(b)	3,603	5,597	7,130	2,080	2,430
Non-cash Porcher Equity Incentive adjustment(c)	3,885	1,615	—	—	—
Non-cash compensation charges(d)	5,425	19,046	1,300	312	348
Acquisition costs(e)	567	4,433	—	—	—
Excess variable compensation(f)	1,742	—	—	—	—
Variable natural gas price increase(g)	817	163	—	—	—
Manufacturing consolidation inefficiencies(h)	953	—	—	—	—
Management fees(i)	—	552	750	188	188
Loss on early extinguishment of debt (j)	—	5,702	—	—	—
Disposition of assets (gain) (k)	—	(1,246)	(195)	—	—
Union signing bonus (l)	—	675	324	324	—
Others(m)	399	24	—	—	—

Adjusted EBITDA	$43,277	$45,675	$41,647	$8,919	$10,667

(a)	Reflects increased cost of goods sold resulting from the write up of inventory to fair market value in connection with the application of purchase accounting as a result of the Acquisition in 2006 and of the acquisition of Continuous Filament Mat (CFM) business in 2007.
(b)	As part of our capital expenditures we purchase alloy metals. During the manufacturing process a small portion of the alloy metal is physically consumed. GAAP requires that when the metal is actually consumed a charge be recorded. This expense is recorded net of the amount of metal that can be recovered after some specific treatment and net of charges associated which such recovery treatment.
(c)	In accordance with GAAP, the non-cash gain in the fair market value of the portion of the equity owned by Porcher Industries subject to measurement since April 2, 2004 until the earlier of a change in control or December 31, 2006 was recorded as additional paid-in capital and capitalized as an asset to be amortized as a sales incentive (reduction in sales). For a discussion of the Porcher Equity Incentive, see “Management’s discussion and analysis of financial condition and results of operations—Porcher supply agreement.”

(d)	Reflects the following non-cash compensation expenses related to:

	Year Ended December 31, 2005	Combined Year Ended December 31, 2006	Year Ended December 31, 2007	3 Months Ended March 31,
				2007	2008
Awards under our 2004 Management Stock Incentive Plan and a special compensation bonus triggered by the Acquisition (i)	$5,425	$18,134	$—	$—	$—
Awards under Holdings’ 2006 Stock Option Plan and Holdings’ Restricted Stock granted to certain members of management	—	912	1,300	312	348

Net adjustment	$5,425	$19,046	$1,300	$312	$348

(e)	Reflects other expenses incurred in connection with the Acquisition, including primarily financing, legal and professional fees.
(f)	Our annual expectation for variable compensation expense averages $2.5 million per year at budgeted target operating levels. For 2005, our performance significantly exceeded our budgeted target for the variable compensation plan, which resulted in an unusually large variable compensation expense. This adjustment represents the payout amount in excess of the normalized $2.5 million.
(g)	Reflects the temporary spike in natural gas costs due to Hurricane Katrina, which is outside of historical and current price volatility.
(h)	In 2005, we consolidated our Aiken manufacturing facility operations into two wings in order to reduce energy and other fixed costs going forward, resulting in short-term manufacturing inefficiencies during the consolidation.
(i)	Reflects the elimination of the annual management fee payable to our Sponsor pursuant to the management agreement entered into in connection with the Acquisition.
(j)	Reflects the early termination costs and the write-off of the deferred financing costs related to the liquidation of the Initial Acquisition Credit Facility as a result of the Refinancing in October 2006.
(k)	Primarily see “Certain relationships and related party transactions—Management agreement.” eflects the elimination of the gain recorded versus historical book value on the sale of some non-operating assets.
(l)	Reflects the signing bonuses payable to members of the Teamsters unions in connection with ratification of the collective bargaining agreements.
(m)	Primarily reflects adjustments for expenses, including temporary inefficiencies during the production scale up to support growth in the aerospace and specialty electronics end-markets.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is a measure used by management to measure operating performance. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between our historical results and results that reflect purchase accounting and changes in our capital structure. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA is a non-GAAP measure which is calculated in the same manner as “Consolidated Cash Flow” under the terms of the indenture governing the notes, which is used in calculating our Fixed Charge

Coverage Ratio under the indenture. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indenture governing the notes. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors regarding our current Fixed Charge Coverage Ratio, which is an important ratio that is used to determine our ability to make restricted payments, incur additional indebtedness, issue preferred stock and enter into mergers or consolidations or sales of substantially all assets.

Three months ended March 31, 2008 compared to three months ended March 31, 2007

Net sales. Net sales increased $20.1 million, or 53.2%, to $57.9 million for the three months ended March 31, 2008, compared to $37.8 million during the comparable quarter of 2007. This increase is primarily a result of the CFM acquisition, which contributed approximately 59% of the year over year improvement, a 12% global increase in the demand of our other products and a favorable change in product mix associated with our advanced material and technical yarn products. Without taking account of the CFM acquisition, increased shipments were the result of stronger demand in several key end-markets, including primarily defense with revenues almost three times higher year over year as the result of the Mine Resistant Ambush Protected—“MRAP”—vehicles and associated Explosively-Formed Penetrator—“EFP”—protection kits program initiated in the second half of 2007, aerospace (17% increase in revenue reflecting higher aircraft production or retrofit by both Airbus and Boeing as well as regional aircraft manufacturers), and electronics (25% increase in revenue). Although the construction market continues to experience volume softness in the North American housing segment, demand for architectural roofing structure improved significantly and led to a net 11% increase in revenues for this market.

Gross profit. Gross profit increased approximately $3.1 million from $6.1 million, or 16.1% of net sales, in the three months ended March 31, 2007 to $9.2 million or 15.9% of net sales for the three months ended March 31, 2008. The gain in margin dollars was associated with higher volumes, a favorable product mix shift and lower depreciation expense when compared to the same period last year. These improvements were partly offset by several factors, including primarily: (i) short-term inefficiencies caused by strategic initiatives related to production capacity increases necessary to meet future expected market demand and establish in-house marble production in our Aiken facility (ii) an increase in alloy metal lease costs driven by the CFM acquisition and higher market prices and (iii) a one-time furnace disruption experienced at our Aiken facility in early 2008. In addition, during the first quarter of 2007, gross margin was favorably impacted by a build up of finished goods inventories that temporarily resulted in the over absorption of manufacturing overhead costs.

Selling, general and administrative expenses. Selling, general and administrative costs increased $0.4 million to $4.4 million during the quarter ended March 31, 2008 from $4.0 million in the comparable quarter of 2007. This increase primarily reflects higher personnel expenses necessary to support our strategic growth initiatives and business development expenses. Selling, general and administrative costs decreased from 10.6% of net sales in the first quarter of 2007 to 7.7% of net sales in the first quarter of 2008.

Amortization. Amortization of other intangible assets increased $0.1 million to $0.5 million during the quarter ended March 31, 2008 from $0.4 million when compared to the comparable quarter of 2007.

Interest expense. Interest expense increased $1.5 million from $5.1 million in the first quarter of 2007 to $6.6 million for the three months ended March 31, 2008. The increase was primarily due to $1.4 million of estimated fees and expenses incurred during the first quarter of 2008 in connection with the bondholders’ consent solicitation for our Metal Consignment Facility amendment.

Income tax benefit. Income tax benefit decreased $0.5 million for the three months ended March 31, 2008, when compared to the comparable quarter of 2007 due to the higher pre-tax loss incurred in the first quarter of 2007. The effective tax rate for the first quarter of 2008 was 36.9% compared to 38.3% for the first quarter of 2007.

Net loss. As a result of the aforementioned factors, we reported a net loss of $1.3 million for the three months ended March 31, 2008, compared to a net loss of $2.1 million for the three months ended March 31, 2007.

Year ended December 31, 2007 (Successor) compared to (combined Predecessor and Successor) year ended December 31, 2006

Net sales. Net sales increased $13.8 million, or 8.1%, to $184.4 million in the year ended December 31, 2007 from $170.6 million in the year ended December 31, 2006. This increase is primarily a result of the previously discussed Porcher Equity Incentive of $1.6 million in 2006, the CFM acquisition and a favorable change in product mix associated with our advanced material and technical yarn products. Without taking account of the CFM acquisition, increased shipments in these product lines were the result of stronger demand in several key end-markets, including primarily aerospace (6% increase in revenue), electronics (15% increase in revenue) and defense (21% increase in revenue associated with the market introduction of the MRAP vehicles program that now more than offset the decreased revenue associated with the expected trail off of S-2 shipments for the Humvee program), partially offset by decreased demand in the industrial market (5% decrease in revenue) and in the construction market (9% decrease in revenue), which experienced softness in both the North American housing and the commercial project segments for most of 2007.

Gross profit. Gross profit margin increased approximately 2.8 percentage points from $30.4 million, or 17.8% of net sales, for the year ended December 31, 2006 to $37.9 million or 20.6% of net sales for year ended December 31, 2007. However, in 2006 gross profit margin was reduced by approximately 0.9% by the impact of the pre-Acquisition Porcher Equity Incentive and the increase in cost of goods sold for the period from April 7 to September 30, 2006 resulting from the write up of inventory value to fair market value in connection with the application of purchase accounting for the Acquisition. In 2007 the negative impact on profitability resulting from higher labor costs as a result of the new union labor agreements which became effective November 1, 2006, higher alloy depletion charges since the Acquisition and costs associated with our investment in increased manufacturing capacity and consulting costs to support our lean manufacturing initiatives, was more than mitigated by (i) improved manufacturing efficiencies year over year, (ii) lower energy and repair costs, (iii) lower depreciation expense, (iv) a favorable product mix and improved pricing on selected products when compared to the same period last year and (v) a favorable impact associated with the CFM acquisition.

Selling, general and administrative expenses. Selling, general and administrative costs increased $4.8 million to $17.4 million in the year ended December 31, 2007 from $12.6 million in the year ended December 31, 2006. This increase primarily reflects higher personnel expenses necessary to support our strategic growth initiatives including $0.8 million of hiring and relocation costs, higher professional fees, a $0.5 million expense associated with a research and development capital project, $0.4 million of compensation expense attributable to the restricted stock awards and stock options granted pursuant to the new stock option plan and a $0.2 million quarterly management fee paid to our equity sponsor. For the foregoing reasons, selling, general and administrative costs increased from 7.4% of net sales for the year ended December 31, 2006 to 9.5% of net sales for the year ended December 31, 2007.

Acquisition related expenses. We incurred one-time expenses of approximately $22.5 million for the year ended December 31, 2006 related to the Acquisition including $4.4 million of financing, legal and professional fees and $18.1 million of compensation expenses related to deferred stock units and bonuses awarded to certain members of management that were earned at the closing of the Acquisition on April 7, 2006.

Amortization of intangible assets. Amortization of other intangible assets decreased $0.3 million to $1.7 million for the year ended December 31, 2007 when compared to the year ended December 31, 2006. This decrease reflects the effect of management’s reclassification in 2007 of the trademarks from a definite-lived to an indefinite-lived intangible asset.

Other operating income. In 2006, our other operating income of $2.0 million is primarily the result of a gain versus historical book value due to the exchange of Rhodium in favor of additional Platinum and the benefit of unemployment taxes reimbursement. In 2007, our other operating income of $0.2 million is primarily the result of the sale of an unused portion of land.

Interest expense. Interest expense increased $4.3 million to $20.1 million in the year ended December 31, 2007 compared to $15.8 million for the comparable period of 2006. The increase is attributable to higher indebtedness as a result of the Acquisition and the increase in the cost of our debt following our senior second lien notes refinancing in October 2006.

Income tax expense / (benefit). Income tax benefit decreased $9.7 million to a benefit of $0.3 million for the year ended December 31, 2007, from a $10.0 million benefit for the year ended December 31, 2006 due to the higher pre-tax loss incurred in 2006, primarily due to the deduction of one-time expenses related to the Acquisition, partially offset by higher interest expense in 2007. The effective tax rate decreased from 38.2% for the year ended December 31, 2006 to 34.2% for the year ended December 31, 2007.

Net loss. As a result of the aforementioned factors, we reported a loss of $0.6 million in the year ended December 31, 2007, compared to a net loss of $16.2 million in the year ended December 31, 2006.

Year ended December 31, 2006 (combined Predecessor and Successor) compared to year ended December 31, 2005 (Predecessor)

Net sales. Net sales increased $10.0 million, or 6.2%, to $170.6 million in the year ended December 31, 2006 from $160.6 million in the year ended December 31, 2005. This increase resulted primarily from a $2.3 million reduction in the previously discussed Porcher Equity Incentive, higher demand in some of our most profitable end-markets, including defense (30% increase) and specialty electronics (9% increase), partially offset by a decrease in construction (14% decrease) and the improvement in pricing conditions for approximately $2.1 million.

Gross profit. Gross profit decreased approximately 3.8 percentage points from $34.7 million or 21.6% of net sales for the year ended December 31, 2005, to $30.4 million or 17.8% of net sales for the year ended December 31, 2006. However, in 2006 gross profit was reduced approximately 0.9% by the impact of the pre-Acquisition Porcher Equity Incentive and the increase in cost of goods sold for the period from April 7 to September 30, 2006 resulting from the write up of inventory value to fair market value in connection with the application of purchase accounting for the Acquisition. This increase resulted from several factors, including: (i) lower manufacturing costs due in part to manufacturing efficiencies improving steadily since the second quarter of 2006 but partially offset by the impact of higher repairs costs and higher labor costs incurred as a result of the labor contract changes negotiated in the fourth quarter of 2006; (ii) a net 2% increase in energy costs year over year primarily driven by increased activity but partially offset by lower natural gas pricing in the second half of 2006; (iii) temporary manufacturing inefficiencies resulting from the non- recurring consolidation of the Aiken manufacturing facility operations into one wing in the summer of 2005; (iv) the favorable product mix shift, higher production volumes and improved pricing conditions compared to the prior year as described above; and (v) a lower variable compensation accrual based on actual financial performances versus targets.

Selling, general and administrative expenses. Selling, general and administrative costs decreased $0.6 million, or 4.5%, to $12.7 million in the year ended December 31, 2006, from $13.3 million in the year ended December 31, 2005. This decrease primarily reflects a $1.6 million higher variable compensation accrual in 2005 based on financial performances exceeding targets for that year, partially offset by $0.8 million of compensation expense attributable to the restricted stock awards and the stock options granted pursuant to Holdings’ new stock option plan and a $0.6 million management fee paid to our Sponsor. For the foregoing reasons and due to the sales growth realized in the year ended December 31, 2006, selling, general and administrative costs decreased from 8.3% of net sales in the year ended December 31, 2005 to 7.4% of net sales in the year ended December 31, 2006.

Acquisition related expenses. We incurred one-time expenses of approximately $22.6 million in the year ended December 31, 2006, related to the Acquisition, including $4.5 million of primarily financing, legal and professional fees and $18.1 million of compensation expenses related to deferred stock units and bonuses awarded to certain members of management that were earned at the closing of the Acquisition on April 7, 2006.

Amortization of intangible assets. Amortization of other intangible assets increased 7.0%, to $2.0 million for the year ended December 31, 2006, from $1.9 million for the year ended December 31, 2005. The increase in amortization is directly related to the intangibles associated with the Acquisition.

Interest expense. Interest expense increased $6.7 million to $15.8 million in the year ended December 31, 2006, from $9.1 million in the year ended December 31, 2005. The increase is directly attributable to the increase in indebtedness as a result of the Acquisition.

Income tax expense. Income tax expense decreased $11.5 million to a benefit of $10.0 million in the year ended December 31, 2006, from a $1.5 million expense in the year ended December 31, 2005, due to the loss incurred in the year ended December 31, 2006, primarily due to the deduction of certain one-time expenses related to the Acquisition and the impact of purchase accounting that led to higher depreciation and alloy depletion charges and to the effects of the inventory step up to fair market value. The effective tax rate increased from 33.3% for the year ended December 31, 2005, to 38.2% for the year ended December 31, 2006. This increase relates primarily to some foreign tax credits and to certain non-deductible one-time Acquisition related expenses and in the year ended December 31, 2006.

Net income (loss). As a result of the aforementioned factors, net income decreased $19.3 million, to a net loss of $16.2 million in the year ended December 31, 2006, from $3.1 million of net income in the year ended December 31, 2005.

Liquidity and Capital Resources

Working capital

Working capital is defined as total current assets, excluding unrestricted cash, less total current liabilities, including the current portion of long-term debt. We had working capital of $34.5 million on March 31, 2008 and December 31, 2007. The main variances that offset each other were: (i) a $5.4 million increase in accounts receivable attributable to the $8.3 million increase in sales during the first quarter of 2008 when compared to the fourth quarter of 2007, partially offset by a $1.2 million decrease in inventory and a $2.3 million increase in trade payables (ii) a $4.0 million increase in accrued liabilities related to accrued interest on our Senior Second Lien Notes, partially offset by the payment in March 2008 of the variable compensation earned and accrued at December 31, 2007, and (iii) a $2.0 million increase in other current assets.

Other balance-sheet items.

Net Property, Plant and Equipment and Alloy Metals. Net property, plant and equipment increased $14.7 million, or 9.0%, from December 31, 2007 to March 31, 2008. The net increase is the result of $19.9 million of capital expenditures and alloy metals purchases, partially offset by depreciation and alloy metals depletion expenses.

Long Term Debt. Long-term debt increased $11.6 million from December 31, 2007 to March 31, 2008 due to $11.7 million of borrowings under our Credit Facility necessary to fund the alloy purchases made during the first quarter of 2008 in support of our manufacturing capacity’s increased requirements.

Post Retirement and Pension Obligations. Post retirement and pension obligations increased $0.3 million from December 31, 2007 to March 31, 2008 due to the recording of net periodic expense.

Contractual obligations

At December 31, 2007, our contractual obligations were as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$(000’s)
Long-Term Debt Obligations	$175,000	—	—	—	$175,000
Capital Lease Obligations	$1,246	$1,246	—	—	—
Operating Lease Obligations(1)	$452	$172	$256	$24	—
Purchase Obligations(2)	$8,945	$6,162	$2,783	—	—
Alloy Lease Obligations(3)	$559	$559	—	—	—
Total	$186,202	$8,419	$3,039	$24	$175,000

(1)	Includes those leases which have non-cancellable terms in excess of one year.
(2)	Includes two agreements that the company is party to with Owens Corning to purchase marbles.
(3)	Includes future minimum rentals of leased alloy metals.

Three months ended March 31, 2008 compared to three months ended March 31, 2007.

Cash provided by operating activities was $5.3 million for the three months ended March 31, 2008, compared to $2.8 million for the three months ended March 31, 2007. The $2.5 million increase was primarily attributable to increased shipments and production activity that translated into a $6.0 million decrease in inventories, a $4.9 million increase in accounts receivable, a $2.1 million increase in accounts payable and a $1.1 million decrease in net loss and non-cash items partially offset by a $2.0 million increase in other current assets, when compared to the activity of the first quarter of 2007.

Cash used in investing activities was $19.9 million for the three months ended March 31, 2008, compared to $2.0 million for the three months ended March 31, 2007. The increase was due primarily to a $17.3 million investment in alloy metals necessary to support our manufacturing capacity expansion.

Cash provided by financing activities was $11.6 million for the three months ended March 31, 2008, compared to cash used in financing activities of $0.3 million for the three months ended March 31, 2007. During the first quarter of 2008, we borrowed a net $11.7 million from our Revolving Credit Facility to fund the higher purchases of alloy metals made this quarter.

Year ended December 31, 2007 (Successor) compared to year ended December 31, 2006 (Combined Predecessor and Successor)

Cash provided by operating activities was $26.0 million in the year ended December 31, 2007, compared to $27.2 million in the year ended December 31, 2006. The $1.2 million decrease was primarily attributable to a $1.7 reduction in income, adjusted for non-cash items, partially offset by a $0.5 net increase in cash provided by the change in our working capital noted above.

Cash used in investing activities, excluding the net aggregate merger consideration in connection with the Acquisition in 2006 and the $7.3 million CFM business acquisition in 2007, was $14.1 million in the year ended December 31, 2007, compared to $9.7 million in the year ended December 31, 2006. The increase was due primarily to our investment in additional S-2 Glass manufacturing capacity and the construction of our in-house research and development center.

Cash used in financing activities, excluding the impact of the Acquisition financing and of the October 2006 Refinancing, was $1.0 million in the year ended December 31, 2007 compared to cash used in financing activities of $1.5 million in the year ended December 31, 2006. This decrease relates mainly to the elimination of the term loan amortization as a result of the bonds refinancing in the fourth quarter of 2006.

Year ended December 31, 2006 (Combined Successor and Predecessor) compared to year ended December 31, 2005 (Predecessor)

Cash provided by operating activities was $27.2 million in the year ended December 31, 2006, compared to $24.3 million in the year ended December 31, 2005. The $2.9 million increase was primarily attributable to higher net income adjusted for non-cash items, partially offset by a net $0.4 million increase in working capital.

Cash used in investing activities, excluding net aggregate merger consideration in connection with the Acquisition, was $9.7 million in the year ended December 31, 2006, compared to $5.4 million in the year ended December 31, 2005, with the increase due primarily to a $3.1 million purchase of platinum, one of the alloy metals used in our manufacturing operation, and to the purchase of twist frames used in our Aiken manufacturing facility.

Cash used in financing activities, excluding the impact of the Acquisition financing and the October 2006 Refinancing, was $1.5 million in the year ended December 31, 2006, compared to cash used in financing activities of $20.6 million in the year ended December 31, 2005. The decrease in cash used in financing activities for the year ended December 31, 2006 resulted from several factors, including: our election to make $20.8 million in optional prepayments of our Subordinated Secured PIK Notes in 2005, partially offset by a $3.0 million decrease in restricted cash.

Sources of Liquidity

Prior to completing the Acquisition, our principal sources of liquidity were cash flow generated from operations and borrowings under our then existing revolving credit facility. We repaid all outstanding borrowings under our then existing revolving credit facility as part of the Acquisition.

Following the completion of the Acquisition and prior to the Refinancing, our principal sources of liquidity were cash flow generated from operations and borrowings under our senior secured credit facilities consisting of: (i) a five-year $30 million revolving credit facility, (ii) a six-year $135 million first lien term loan and (iii) a seven-year $45 million second lien term loan.

Our primary sources of liquidity are cash flows from operations and borrowings under our financing arrangements. Our future need for liquidity will arise primarily from interest payments on the $175.0 million senior second lien notes, interest payments on the Senior Secured Revolving Credit facility (“Credit Facility”), and the funding of capital expenditures, alloy metals and working capital requirements. There are no mandatory payments of principal on the Senior Second Lien Notes scheduled prior to their maturity in October 2014.

At December 31, 2007, we had total liquidity of $44.7 million, consisting of $5.2 million in unrestricted cash and $39.5 million revolver availability. At March 31, 2008, we had total liquidity of $21.5 million, consisting of $2.1 million in unrestricted cash and approximately $19.4 million availability under the Credit Facility. Based upon our current and anticipated levels of operations, we believe that our cash flows from operations, together with availability under our Credit Facility, will be adequate to meet our liquidity needs for the next twelve months and the foreseeable future. However, this forward-looking statement is subject to risks and uncertainties. See “Forward-Looking Statements” and “Item 1A. Risk Factors”.

Historical Indebtedness

In October 2006, we repaid all outstanding borrowings under our then-existing senior secured credit facilities as part of the refinancing of our indebtedness through our new $40 million Credit Facility, the issuance of $175 million in aggregate principal amount of 11% senior second lien notes due 2014 and our cash on hand (the “Refinancing”). The indenture governing the notes contains a Fixed Charge Coverage Ratio, which is an important ratio that is used to determine our ability to make restricted payments, incur additional indebtedness, issue preferred stock and enter into mergers or consolidations or sales of substantially all assets. The Fixed Charge Coverage Ratio is calculated based on “Consolidated Cash Flow” which is calculated per the indenture governing the notes on the same basis as Adjusted EBITDA, as described on page 54.

Our new Credit Facility has a term of 60 months and includes sub limits for the issuance of letters of credit and swing line loans. The borrowing base for our new Credit Facility is equal to the sum of: (i) an advance rate against eligible accounts receivable of up to 90%, plus (ii) the lesser of (A) 65% of the book value of our eligible inventory (valued at the lower of cost or market) and (B) 85% of the net orderly liquidation value for our eligible inventory, plus (iii) up to $32.5 million of our eligible alloy inventory, minus (iv) 100% of market-to-market risk on certain interest hedging arrangements, minus (v) a reserve of $7.5 million.

At our option, loans under our Credit Facility bear interest based on either the Eurodollar rate or base rate (a rate equal to the greater of the corporate base rate of interest established by the administrative agent from time to time, and the federal funds effective rate plus 0.50%) plus, in each case, an applicable margin. Generally, the applicable margin is expected to be 1.75% in the case of eurodollar rate loans and 0.75% in the case of base rate loans.

In addition, we pay customary commitment fees and letter of credit fees under the Credit Facility. All obligations under our Credit Facility are guaranteed by Holdings and all of our existing and future direct and indirect domestic subsidiaries. We may enter into interest swap agreements from time to time to reduce the risk of greater interest expense because of interest-rate fluctuations. Our and the guarantors’ obligations under the Credit Facility are secured, subject to permitted liens and other agreed upon exceptions, by a first-priority perfected (subject to customary exceptions) security interest in substantially all of our and the guarantors’ assets. The Credit Facility contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers and consolidations, dividends and other payments in respect to capital stock, transactions with affiliates, and optional payments and modifications of subordinated and other debt instruments. The Credit Facility also includes customary events of default, including a default upon a change of control.

As of March 31, 2008 and December 31, 2007, we had $11.7 million and $0, respectively, of cash borrowings outstanding under the Credit Facility, and had utilized $8.9 and $0.5 million, respectively, for the issuance of standby letters of credit. Borrowing availability at March 31, 2008 and December 31, 2007 was $19.4 million and $39.5 million, respectively.

In connection with the Refinancing on October 25, 2006, we issued $175.0 million aggregate principal amount of 11% senior second lien notes (“Notes”) due 2014 to an initial purchaser, which were subsequently resold to qualified institutional buyers and non-U.S. persons in reliance upon Rule 144A and Regulation S under the Securities Act of 1933, as amended. Interest on the Notes is payable semi-annually on May 15 and November 15 of each year. Our obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, on a second-priority basis, by each of our existing and future domestic subsidiaries, other than immaterial subsidiaries, that guarantee our indebtedness, including our new Credit Facility, or the indebtedness of any our restricted subsidiaries. The indenture does not allow us to pay dividends or distributions on our outstanding capital stock (including to our parent) and limits or restricts our ability to incur additional debt, repurchase securities, make certain prohibited investments, create liens, transfer or sell assets, enter into transactions with affiliates, issue or sell stock of a subsidiary or merge or consolidate. The indenture permits the trustee or the holders of 25% or more of the Notes to accelerate payment of the outstanding principal and accrued and unpaid interest upon certain events of default, including failure to make required payments of principal and interest when due, uncured violations of the material covenants under the indenture or if lenders accelerate payment of the outstanding principal and accrued unpaid interest due to an event of default with respect to at least $15.0 million of our other debt, such as the Credit Facility. The estimated fair value of the Notes, on the basis of quoted market prices (however, trading in these securities is limited and may not reflect fair value), as of March 31, 2008 was approximately $157.5 million.

On March 31, 2008, we notified OC of our intention to terminate the Anderson land and building lease, and under the terms of the acquisition agreement OC will pay us $2.3 million provided we vacate the land and building within 90 days of the notice.

We intend to fund our ongoing operations through cash generated by operations, funds available under our Credit Facility and existing cash and cash equivalents.

Off-Balance Sheet Resources and Obligations

Alloy Metals Leases

Historically, we have been leasing under short term operating leases (generally with lease terms from 1 to 6 months) a portion of our alloy metals needs to support the manufacturing operations. Total lease costs of alloy metals was approximately $2.3 million in 2007, classified as a component of cost of goods sold. Our lease expense is dependent on several factors, including the amount of alloy leased, market spot rates for the alloy and associated lease rates. Market spot rates are subject to daily fluctuation and this fluctuation could result in material changes to our alloy lease expense.

We are party to a consignment agreement with The Bank of Nova Scotia to provide for platinum leases. In March 2008, the consignment limit under that facility was amended to provide for up to the lesser of $69,600 or 32,000 ounces, with any utilization in excess of $42,000 secured by letter of credit collateral equal to 50% of the utilization over $42,000. In addition to the Bank of Nova Scotia platinum facility, we entered into a Master Lease Agreement for platinum and rhodium with OC as a result of our acquisition of the continuous filament mat business from OC during October of 2007. The agreement allows us to lease platinum and rhodium from them for a period of up to eighteen months (ending April 26, 2009) after the closing date of the acquisition. At December 31, 2007 and March 31, 2008, we leased approximately 19,800 ounces of platinum and 3,400 ounces of rhodium from OC with a combined notional value of $50.8 million and $58.1 million, respectively.

In 2007, we leased alloy metals under these two agreements as follows.

Metal Consignment Facility

In 2006, we entered into a consignment agreement (the “Facility”) with The Bank of Nova Scotia to provide for platinum leases up to the lesser of $40,000 or the value of 40,000 ounces of platinum. In September 2007, the consignment limit was amended to provide for up to the lesser of $40,000 or the value of 30,000 ounces of platinum. In March 2008, the consignment limit under that facility was mended to provide for up to the lesser of $69,600 or 32,000 ounces, with any utilization in excess of $42,000 secured by letter of credit collateral equal to 50% of the utilization over $42,000. The platinum facility is payable upon the earlier of the occurrence of an event of default under the agreement or the termination of the agreement, and is collateralized by (i) the leased platinum and (ii) all of our owned platinum, including, without limitation, platinum incorporated in our equipment. Lease payments are payable monthly and, at our election, based on either (i) a floating fee calculated and specified by The Bank of Nova Scotia from time to time and initially set at 7.5% per annum or (ii) a fixed fee equal to the precious metals rate, which is the fixed market-based lease rate for the applicable lease period, plus a 2.0% margin. The Facility contains customary events of default, including, without limitation, nonpayment of lease payments, inaccuracy of representations and warranties in any material respect and a cross-default provision with the Credit Facility and the Notes. The Facility does not contain any financial covenants. The Facility may be terminated by us or The Bank of Nova Scotia at any time upon 30 days prior written notice.

At March 31, 2008 and December 31, 2007, we leased 25,000 and 24,500 ounces, respectively, of platinum under this agreement, with a notional value of $51,000 and $37,400, respectively, as calculated under the Facility. The alloy metal leases outstanding under the Facility at March 31, 2008 had terms ranging from 1 to 3 months, all maturing no later than June 27, 2008 (with future minimum rentals of $0.3 million until maturity in 2008). The rental rates, computed on the market value of the alloy metals at lease inceptions, ranged from 3.95% to 10.5% at December 31, 2007. Unused availability at March 31, 2008 and December 31, 2007 was 7,000 and 1,700 ounces of platinum and $18,600 and $2,600 respectively. If the market value of the leased platinum exceeds $69,600 or 32,000 ounces, we are required to purchase or otherwise provide sufficient platinum or cash or cash equivalent collateral to reduce the lease balance.

Owens Corning Master Lease Agreement

In October 2007, as part of the CFM acquisition, we entered into a master lease agreement with OC to lease platinum and rhodium, exclusively for their use in the Huntingdon CFM and Anderson manufacturing operations. This master lease agreement is in effect until April 2009 and allows us to enter into leases of alloy metal with terms of 1 to 6 months for up to approximately 19,800 ounces of platinum and 3,400 ounces of Rhodium (the “Maximum Lease Commitment”). The lease rate is a fixed annual 9% rate and the notional of the leases is based on the market price in effect at the inception of the lease. Until the maturity date of the master lease agreement, we may automatically renew the metals leases for one or more successive lease terms or may decide during the term of each lease to return the quantity of metals originally leased, or to decrease the quantity of metals to be leased for the next lease term, which would then decrease the Maximum Lease Commitment for future leases. The master lease agreement contains customary events of default, including, without limitation, nonpayment of lease payments, inaccuracy of representations and warranties in any material respect and a cross-default provision with the Credit Facility and the Metal Consignment Facility.

At March 31, 2008 and December 31, 2007, we leased the Maximum Lease Commitment quantity that remained unchanged since inception, with a notional value of approximately $58,100 and $50,800, respectively. All of the leases outstanding at March 31, 2008 had terms of 2 to 3 months, all maturing no later than May 27, 2008 (with future minimum rentals of $0.5 million until maturity in 2008), prior to renewals as discussed above.

Commitments and Contingencies

We are not a party to any significant litigation or claims, other than routine matters incidental to the operation of the Company. We do not expect that the outcome of any pending claims will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

There may be insignificant levels of asbestos in certain manufacturing facilities; however, we do not expect to incur costs (which are undeterminable) in the foreseeable future to remediate any such asbestos, which may be present in our facilities. Accordingly, we did not record a conditional asset retirement obligation related to such asbestos remediation because we do not have sufficient information to estimate the fair value of the asset retirement obligation in accordance with the guidance of FIN No. 47, Accounting for Conditional Asset Retirement Obligations.

In addition to the alloy metal leases discussed above, we also lease equipment and other property under operating leases. Total rent expense for the three months ended March 31, 2008 and 2007 was $0.2 and $0.1 million, respectively. Total rent expense for the year ended December 31, 2007 was approximately $0.5 million.

We entered into two agreements to purchase marbles from OC. We are obligated to make the following minimum purchases (in thousands):

Remainder of 2008	$4,902
2009	2,783

$7,685

In 2007, we entered into a contract to purchase certain manufacturing equipment for a total amount of 3.7 million Euros. A ten percent down payment was made in 2007 and the balance of approximately 3.3 million Euros will be paid in 2008. Associated with this purchase commitment, in February 2008, we entered into forward contracts to purchase 3.3 million Euros to hedge the exposure to changes in the value of the Euro to the U.S. Dollar associated with this commitment. The contracts mature in the second and third quarters of 2008.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS No. 157 defines fair value based upon an exit price model. Relative to SFAS No. 157, the FASB has issued FASB Staff Positions (FSP) 157-1, 157-2, and has proposed 157-c. FSP 157-1 amends SFAS No. 157 to exclude Financial Accounting Standards No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-c clarifies the principles in SFAS No. 157 on the fair value measurement of liabilities. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Based upon pronouncements issued to date, we are evaluating the new statement but have not yet determined the impact of adopting this statement on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. We have not elected to measure our eligible financial assets and liabilities using the fair value option as of January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”), which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would also apply the provisions of SFAS No. 141(R). Early adoption is not permitted. We are currently evaluating the new statement and anticipate that it will not have a significant impact on the determination or reporting of its financial results.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 160 requires entities to report noncontrolling (minority) interests in subsidiaries as equity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We have not determined what impact, if any, that adoption will have on our results of operations, cash flows, or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment to FASB Statement No. 133, SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. We have not determined what impact, if any, that adoption will have on our results of operations, cash flows, or financial position.

Quantitative And Qualitative Disclosure About Market Risk

Interest rate risk

We will be subject to interest rate risk in connection with our long-term debt. Our principal interest rate exposure relates to our $40 million senior secured revolving credit facility. Assuming the revolver is fully drawn, each quarter point change in interest rates would result in approximately a $0.1 million change in interest expense on our revolving credit facility.

Natural gas commodity risk and platinum/rhodium risk

Due to the nature of our manufacturing operations, we are exposed to risks due to changes in natural gas commodity prices. We may utilize derivative financial instruments in order to reduce the variability of the cash flows associated with our forecasted purchases of natural gas. In addition, because we use bushings made with a platinum-rhodium alloy as part of our manufacturing process, we are exposed to risks due to changes in the prices of platinum and rhodium.

At March 31, 2008, we had existing contracts for physical delivery of natural gas at our Aiken, SC facility that fix the commodity cost of natural gas for approximately 88 percent of our estimated natural gas purchase requirements in the next three months. Although these contracts are considered derivative instruments, they meet the normal purchases exclusion contained in SFAS No. 133, as amended by SFAS No. 138 and SFAS No. 149, and are therefore exempted from the related accounting requirements.

Foreign exchange risk

We are subject to inherent risks attributed to operating in a global economy. All of our debt and most of our costs following the Refinancing are denominated in U.S. dollars. Approximately 2% percent of our sales are currently denominated in currencies other than the U.S. dollar. Although our level of foreign currency exposure is limited, we may utilize derivative financial instruments to manage foreign currency exchange rate risks.

We are exposed to credit loss in the event of non-performance by the other party to derivative financial instruments. We mitigate this risk by entering into agreements directly with counterparties that meet our credit standards and that we expect to fully satisfy their contractual obligations. We view derivative financial instruments purely as a risk management tool and, therefore, do not use them for speculative trading purposes.

Impact of Inflation and Economic Trends

Historically, inflation has not had a material effect on our results of operations, as we have been able to offset most of the impact of inflation through price increases for our products. However, based on recent price increases in energy, commodities and precious metals, we cannot guarantee that we will be able to offset these costs through price increases to our customers.

BUSINESS

Our Company

We are a leading manufacturer of advanced glass fibers that are used as reinforcing materials in numerous diverse high-value applications, including aircraft laminates, ballistic armor, pressure vessels, roofing membranes, insect screening, architectural fabrics and specialty electronics. We are focused on serving end-markets that require glass fibers for applications with demanding performance criteria, such as the aerospace, defense, construction, electronics and industrial end-markets which represented approximately 16%, 15%, 17%, 24% and 28%, respectively, of our sales for the year ended December 31, 2007 and 15%, 15%, 17%, 24% and 29%, respectively, of our sales for the three months ended March 31, 2008. We are able to leverage our flexible manufacturing capabilities to target new specialty end-use applications and to shift production rapidly to meet changing market demand. We enjoy a leading market position in 13 end-market applications that represented approximately 50% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. North America accounted for approximately 69% and 73% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, with Asia and Europe accounting for approximately 18% and 13%, and 15% and 12%, respectively. North America accounted for approximately 72% and 73%, Asia accounted for approximately 13% and 12% and Europe accounted for approximately 15% and 15%, of our sales for the years ended December 31, 2006 and December 31, 2005, respectively. From 2005 to 2007, we increased our sales from $164.5 million to $184.4 million, or approximately 12% (excludes Porcher equity). Approximately 67% of this growth was attributable to our development of new applications in the aerospace and defense end-markets. The balance of the increase was primarily driven by growth in sales of advanced glass fibers utilized in niche construction and specialty electronics applications. For the year ended December 31, 2007, we generated $184.4 million of sales, a net loss of $0.6 million and $41.6 million of Adjusted EBITDA. For the three months ended March 31, 2008, we generated $58.0 million of sales, a net loss of $1.3 million and $10.7 million of Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” beginning on page 52 for a description of the relevance of EBITDA and Adjusted EBITDA, and a reconciliation of EBITDA to net income (loss) under GAAP and of Adjusted EBITDA to EBITDA.

Our principal executive office is located at 2556 Wagener Road, Aiken, South Carolina 29801 and our telephone number is (888) 434-0945. We maintain a website at www.agy.com. However, the information on our website is not a part of this prospectus and you should rely only on the information contained in this prospectus when making a decision to invest in the exchange notes.

Our Products

We are a leader in the production of high-quality fine filament glass fibers, which provide customers with enhanced strength-to-weight ratios, fabric quality and flexibility properties. Glass fibers are differentiated from one another in three ways: (i) glass chemistry, (ii) diameter of the filament and (iii) sizing (a coating applied to the filament). Glass fiber is produced by passing molten glass through bushings, producing thin glass filaments which are spooled and then twisted into fiber or bundled into untwisted heavy weight fibers called rovings. We produce hundreds of different glass fiber types at two facilities in North America, which glass fiber types are broadly segmented into two categories: E Glass and advanced materials, including S-2 Glass.

E Glass is a natural, lustrous, white continuous fiber made of highly stable and durable glass filaments. Within E Glass, we focus on both “semi-technical” and “technical” fibers. We differentiate between semi-technical and technical E Glass fibers based on their technical complexity and difficulty to manufacture, and our technical fibers include filaments with a diameter of eight microns or less and fibers with specialized chemical compositions. As a result of their complexity, technical fibers are manufactured by only a few suppliers. We generally compete with one or two alternative suppliers for the vast majority of our technical products. Because our technical fibers offer significant value to our customers, we are able to command a price and margin premium compared to most semi-technical E Glass fibers. For the year ended December 31, 2007 and the three months ended March 31, 2008 approximately 69% and 77%, respectively, of our E Glass products were technical fibers. We plan to continue to produce semi-technical E Glass fibers to enable us to offer our customers a full suite of products.

We differentiate our S-2 Glass advanced materials from E Glass by its different glass chemistry, which yields a proprietary product with superior performance characteristics making it suitable for applications with demanding performance criteria, such as ballistic armor, aircraft flooring, helicopter blades, firefighter oxygen tanks, automotive timing belts and ceramic appliance insulation. AGY has recently increased S-2 Glass capacity 50% through the addition of modular manufacturing platforms enabling rapid response to short-term volume opportunities.

Industry Overview

We supply glass fiber: (i) to the global composites industry and (ii) to other applications where glass fibers, sometimes coated, largely constitute the complete fabric system. Examples of composites applications include thermoplastic-glass fiber reinforced composites for ballistic armor, aluminum-glass fiber reinforced composites for aircraft interior panels and specialty electronics printed circuit boards. Sales into other applications, principally in the construction and selected industrial end-markets, represented the remainder of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008. Examples of these applications include architectural fabrics and vinyl coated yarns for window and patio screening.

In the aggregate, across end-use and geographic markets, the global composites industry is forecast to grow at approximately a 4% compound annual growth rate (“CAGR”) between 2005 and 2010. This growth rate is faster than the forecast growth rate for the aggregated end-markets themselves since composites are expected to continue to displace traditional materials such as metal, wood and concrete. We believe that the market opportunity is significant as composites accounted for only 1% of materials industry sales in 2003 in the U.S. (on a weight basis), as compared to steel at 66%. Further, as applications in these end-markets become increasingly complex at the end-user level, demand for the more technical composites raw materials, including S-2 Glass and carbon and aramid fibers, increases. As a result, the growth rate for more technical composites raw materials is expected to exceed that of the overall global composites industry. The fastest growing of these end-markets are aerospace, wind energy and electronics, with estimated CAGRs from 2006 through 2010 of 10%, 7% and 5%, respectively. These end-markets represent applications in which the unique properties of composites raw materials allow end-product manufacturers considerable design flexibility, and are areas of focus for us. For example, aerospace and electronics applications together represented approximately 40% and 39% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

Composites raw materials constituted approximately $17 billion of the total $42 billion of finished composites sales in 2004. The major categories of composites raw materials by approximate sales in 2004 included glass fiber ($6 billion), carbon fiber ($853 million), aramid fiber ($62 million) and fillers and other additives ($1 billion), with various resins making up the balance. E Glass sales represented the vast majority of our glass fiber sales in 2004, while S-2 Glass sales represented approximately $29 million. We have 100% of the proprietary global S-2 Glass market and participate in specialty niches of the global E Glass market.

Among the more technical composites raw materials, the market growth of S-2 Glass exceeded that of carbon and aramid fibers in 2004. In addition, unlike manufacturers of carbon and aramid fibers, which are petroleum based, we have not suffered recent price escalations for principle raw materials as we primarily use silica and borates in the manufacture of our advanced materials. In the past few years, manufacturers of advanced glass fibers have generally been able to pass on increases in raw materials costs to customers, as advanced glass fibers generally provide better performance at a lower cost than competing materials.

In the global composites industry, finished composites are typically manufactured in the same territories as the end-products into which they are incorporated. For example, composites manufacturing for the electronics end-market is predominantly located in Asia and is anticipated to be increasingly concentrated there. Composites manufacturing for the aerospace, defense and construction end-markets is expected to be less susceptible to relocation pressures since manufacturers such as Boeing, Airbus and the major auto companies in these end-markets have retained production bases in developed economies and generally require that their components suppliers be in the same region.

More than 90% of the global supply of advanced glass fibers was manufactured in developed economies in 2002. Compared to commodity glass yarns, these highly technical composites raw materials are expected to be less impacted by relocation trends since they are used primarily in non-electronics composites manufacturing and are protected by technical know-how. Moreover, advanced materials have a relatively high value to shipping weight, which allows them to be exported cost-effectively.

The growth rate for sales into our other (non-composites) applications is generally consistent with the growth rate for the aggregated construction and industrial end-markets, which typically track changes in U.S. gross domestic product.

Our Business Strengths

We believe that the following business strengths will enable us to successfully operate and grow our business:

•

Market leadership. We are the leading global producer of fine glass fibers for the merchant market. Many large competitors are not focused on the niche markets in which we are a market leader due to the relative size of the opportunity and the significant technical expertise and manufacturing flexibility required to serve these markets. We estimate that we were either the sole or dual source provider for products that comprised over one-half of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008.

•

Predictable and stable revenue streams. A significant portion of our sales and gross profit is related to end-products in which we were “specified-in,” meaning that the customer or end-user designed its application specifically with our product in mind. Having our products specified-in to certain end-products effectively locks in future sales at the end-user level as key inputs are rarely changed during the life cycle of a product. This provides us a significant benefit by allowing us to more accurately forecast near-term performance. Additionally, the average length of our relationships with our top ten customers is more than 20 years and we also have lengthy relationships with a substantial number of our other customers and end-users. We believe the length of these relationships provides us with a competitive advantage in continuing to service these accounts.

•

Proprietary S-2 Glass. S-2 Glass is a proprietary product that is technically more complex than conventional glass fiber, providing it with advanced performance characteristics. Today other competitors are offering or developing high strength glasses in an effort to compete with S-2 Glass, none of which are comparable to the performance of S-2 Glass. Compared to other alternatives such as carbon fiber, aramid fiber and steel, S-2 Glass delivers a better ratio of performance to cost in many applications. S-2 Glass has more than three times the percentage strain to failure of carbon fiber and performs three times better than aramid fiber in fire tests. S-2 Glass is also approximately one-third the weight of steel. For these reasons, S-2 Glass has been selected and qualified over other fibers for some of the most demanding composite applications such as ballistic armor, helicopter blades and aircraft flooring.

•

CFM (Continuous Filament Mat). CFM is a continuous filament mat E-Glass product used in the pultrusion and RTM molding operations. AGY has a capacity of 12,000 metric tons over three manufacturing lines capable of producing many differentiated products from 0.6 oz. to 3.0 oz. weight serving a wide variety of markets and applications, such as ladder rails, electrical insulation, heavy truck bodies and oil rig decking.

•

Diversified end-markets with favorable outlook. Our sales are diversified among the aerospace, defense, construction, electronics, automotive and industrial end-markets. We sell our products into numerous applications within each of our major end-markets. Many of our end-markets are experiencing strong growth, as evidenced by (i) the current aerospace backlog, (ii) the strong and growing demand for ballistic armor and lightweight armor in the defense end-market, (iii) the increased use of flexible architectural roofing structures in the construction end-market and (iv) the increased global demand for printed circuit boards and the continued shift toward smaller, lightweight consumer electronics such as cell phones, in the electronics end-market. The diversity of our end-markets and our applications reduces our exposure to weakening demand in any individual end-market or application.

•

Flexible manufacturing capabilities. The size and variety of our furnaces and the diversity of our manufacturing technologies allow us greater flexibility than most of our larger competitors to shift production to follow market conditions. As the furnaces we use to manufacture glass fibers are small relative to those of our larger competitors, they can be idled and restarted with lower cost and in a shorter time frame, allowing for manufacturing flexibility that is difficult for our competitors to replicate. For example, our furnaces in Aiken, South Carolina average 3,000 tonnes per year and our furnaces in Huntingdon, Pennsylvania average 100 tonnes per year, while our competitors often have furnaces with average capacities of up to 30,000 tonnes per year. Recently, our manufacturing flexibility has allowed us to support strong growth by efficiently allocating capacity for emerging applications in the aerospace, defense and electronics end-markets.

•

Attractive free cash flow profile. Our focus on high-margin applications requiring moderate capital expenditures and working capital enables us to generate significant free cash flow. We are able to leverage our end-market expertise across applications to add incremental customers and sales without significant increases in investment or cost of operations. This approach results in a significant percentage of our operating profits being converted to free cash flow.

•

Strong product design and development capabilities. We have significant resources dedicated to product design and development, allowing us to create complex, customized fibers to meet our customers’ and end-users’ specific requirements. Our technical platform includes product development strengths in glass chemistry, coating development and process innovation. Our technological expertise has been developed by working with advanced glass fibers for over 60 years. We spearhead new business development through our science and technology group, which is organized into distinct functions relating to product development, application development and product engineering. These functions collaborate to identify high-growth end-markets and high-margin applications within those end-markets. Our partnership with key customers and end-users such as Airbus, Boeing and the U.S. Department of Defense has been an important and unique component in our development of new applications and the improvement of existing ones.

•

Experienced management team. Our operations are managed by an experienced team with a proven track record in the glass fiber and other high performance materials industry and an average of approximately 20 years of industry experience. Since April 2004, under the guidance of our new management team, we have targeted and secured new specialty applications, refocused on the more profitable segments of our core business, consolidated production facilities, reduced headcount and overhead, rationalized our product portfolio and increased working capital efficiencies.

Our Strategy

Our goal is to enhance our position as the leading manufacturer of advanced glass fibers. To accomplish this goal, we plan to continue to execute the following strategies:

•

Continue to expand into new and highly profitable applications. Our growth and innovation strategy focuses on identifying applications which demand more technical products and are growing at higher rates than the overall end-market, for which we can provide products at attractive margins. As an indication of this, in the past three years we have successfully introduced our products into 27 different applications across six end-markets. We continue to develop products and composite materials to address existing and new applications across end-markets and have identified a number of additional growth opportunities in applications such as high-output wind-turbines, high-performance concrete reinforcement, dental orthodontics and thermoplastic armor materials. Where appropriate, we may pursue selective acquisitions to expand our product portfolio to better serve our existing applications and end-markets and to extend into new technical and advanced materials applications and end-markets. A current example of our continued expansion into complementary markets and applications in main stream composites markets is the CFM Acquisition.

•

Maintain leadership in our key technical and advanced materials end-market applications. We seek to remain a market leader in our key technical and advanced materials end-market applications. Although we currently are a key supplier in each of the end-markets we serve, there remain considerable opportunities to further increase sales given the fragmentation of the overall market, the increasing need for more technical products in each end-market and our relative market share. Many of our competitors are not focused on these end-markets because they concentrate on higher volume markets due to their larger scale, high volume manufacturing infrastructure. In addition, many of our competitors direct their development resources into these same high volume markets. As a result of our flexible manufacturing infrastructure and our market focused business development, we believe we will continue to maintain a leadership position in our key applications and end-markets.

•

Increase specified-in opportunities. We continue to focus on opportunities in which our products are specified-in for the life cycle of the application and in which we can become the sole supplier for these applications. In many instances, our new business development team and application development engineers from our science and technology group work with our end-users to develop a new application with our product specified-in. In addition, we continue to focus on remaining a single or dual supplier even when our products are not specified-in. We believe we are particularly well-positioned to remain the supplier of choice given the uniqueness and quality of our advanced glass fibers, our flexible manufacturing capabilities and our focus on developing and maintaining customer relationships in the end-markets we serve. The collaboration between our science and technology group and our sales force underpins our strategy of driving growth through new application development and partnership with key customers and end-users to improve existing products and technologies.

•

Develop new technologies and extend existing ones. We are a technology leader in the production of glass fibers due to our strong process engineering and product development capabilities. To maintain and extend our leadership position in technology, we conduct an active research and development program aimed at developing new and improved products through our science and technology group. In addition, we are committed to continuing our partnership with key customers and end-users to improve and develop products and technologies. Our expenditures for company sponsored research and development during the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008 totaled approximately $3.0 million, $3.1 million, $4.2 million and $1.1 million, respectively. As evidence of our process improvements and development capabilities, approximately 36% and 27% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, were from products we introduced in the last five years.

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Continue to implement cost reduction initiatives. We continue to implement cost reduction initiatives identified by our management team that relate to efficiency, throughput and process technology developments. Efficiency initiatives include lean manufacturing programs, managing assets to reduce lost machine time and focusing on quality assurance. Throughput initiatives involve reducing the frequency and duration of filament breaks, minimizing retooling duration and optimizing fiber manufacturing performance. Process technology developments involve lowering energy costs and capital intensity, reducing the need for platinum alloy and developing the ability to quickly change glass compositions.

Division And Products

We are a leader in the production of high-quality fine glass fibers, which provide customers with enhanced strength-to-weight ratios, fabric quality and flexibility properties. Glass fibers are differentiated from one another in three ways: (i) glass chemistry, (ii) diameter of the filament and (iii) sizing (a coating applied to the filament). Glass fiber is produced by passing molten glass through bushings, producing thin glass filaments which are spooled and then twisted into yarn or bundled into rovings. We produce hundreds of different glass fiber products at two facilities in North America. These products are broadly segmented into two categories: E Glass and Advanced materials, which includes S-2 Glass.

E Glass

E Glass is a natural, lustrous, white continuous fiber made of highly stable and durable glass filaments. The fibers are, with the exception of sizing ingredients, inorganic, incombustible and will neither expand nor contract with moisture changes. Our E Glass fibers are available with a wide variety of sizings, tailored for specific applications, process and product requirements. E Glass fibers can be produced into a continuous filament, texturized yarn, plied yarn, beamed yarn, wound yarn and chopped yarn for fabrication into fabric or braided products. E Glass products are utilized in a variety of electrical, industrial and construction applications, but the majority of our technical fiber sales relate to laminates used in multi-layer printed circuit boards. We differentiate between semi-technical and technical E Glass fibers based on their technical complexity and difficulty to manufacture. We define “technical” E Glass fibers as either (i) fine or ultra-fine fibers (diameters less than 8 microns) or (ii) technically complex yarns such as vinyl coated yarns, which have specialized sizings, or CFM products which are technically difficult to manufacture and offer unique advantages in the marketplace.

Advanced materials

S-2 Glass® is a proprietary product with superior performance characteristics making it suitable for applications with demanding performance criteria, such as ballistic armor, aircraft flooring, helicopter blades, firefighter oxygen tanks, automotive timing belts and ceramic appliance insulation. The generic description for this glass is S-Glass. Compared to E Glass, S-2 Glass is approximately 35% stronger and displays 70% less thermal expansion. Compared to alternatives such as carbon fiber, aramid fiber and steel, S-2 Glass delivers a better ratio of performance to cost in many applications. S-2 Glass has more than three times the percentage strain to failure of carbon fiber and performs three times better than aramid fiber in fire tests. S-2 Glass typically costs the customer less than half the price of carbon and aramid fibers. Further, S-2 Glass is also approximately one-third the weight of steel. We are not aware of a similar glass fiber product being manufactured in the US.

Strategic shift in sales to technical E Glass and advanced materials

Management’s strategy for margin improvement in the E Glass segment through product mix optimization has been supported by strong demand growth for our technical and S-2 Glass products. While technical and advanced materials products accounted for approximately 53% of our sales in 2001, these products represented approximately 77% and 83% of our sales for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. In addition, while the average sales price for S-2 Glass and technical E Glass was $7.49 and $2.51 and $7.47 and $2.20, respectively, per pound for the year ended December 31, 2007 and the three months ended March 31, 2008, the average sales price for semi-technical E Glass for the same periods was only $0.99 and $0.96, respectively, per pound, demonstrating the potential for increased revenue associated with our strategic shift toward technical and advanced materials products. As a result, our gross profit has been improving since this strategy was implemented.

End-Markets

Diversification of our end-markets

Our products are utilized globally in a variety of applications due to their unique chemical and physical properties. These applications relate to a wide array of end-markets, including aerospace, defense, construction, electronics and industrial. Since 2001 sales across our end-markets have become more balanced, reflecting an increase in our percentage of sales to the defense and aerospace end-markets. The diversity of our end-markets and applications offers us the flexibility to offset weakening demand in any individual market segment or application.

Summary of our end-markets and key applications

End-market and key application	Glass fiber type
Aerospace end-market
Leading edge of helicopter blades	S-2 Glass
Aircraft interior floors	S-2 Glass
Aircraft interior panels	Technical E Glass

Defense end-market
Ballistic armor	S-2 Glass

Construction end-market
Architectural roofing/tented structures fabric	Technical E Glass
Insect and pool/patio screening	Technical E Glass
Ladders rails for composite ladders	E glass CFM

Electronics end-market
Multi-layer printed circuit boards	All E Glass
Electrical insulation panels for transformers & generators	E glass CFM

Industrial end-market
Pressure vessels	S-2 Glass
Reinforcement tape	Semi-Technical E Glass
Protective gear	Technical E Glass
PTFE coated fabrics (for example, Teflon) used in industrial and food processing equipment	Technical E Glass
Automotive high strength timing belts	S-2 Glass
High temperature application sewing thread (smoke stack filtration bags)	Technical E Glass
Cooling tower infrastructure	E glass CFM
Automotive interior door /seat panels	E glass CFM

Aerospace end-market

Glass fiber reinforcements perform well across a wide variety of resin systems that are used in the aerospace end-market. Many critical products in this end-market use glass fibers when strength, dimensional stability, corrosion resistance, weight and cost performance are considered. Both E Glass and S-2 Glass reinforcements offer unique reinforcement properties, including strength, fiber toughness, tensile and compressive properties and impact deformation that are critical to high performance aerospace applications. For example, S-2 Glass is used in the flooring in high traffic areas of commercial aircraft, such as the galley or restrooms, because of its impact resistance properties.

In commercial aircraft, our technical E Glass is used in interior panels (for example, walls and overhead bins) while our S-2 Glass is used in interior floors due to its excellent impact resistance. We have recently enjoyed solid growth in the aerospace end-market, and expect continued strong growth due to the increasing use of composites materials in commercial aircraft. We believe that the composites materials used in the aerospace industry will use more of our technical and advanced materials going forward. In particular, the penetration of S-2 Glass into this end-market will continue as larger aircraft require lighter composite materials that retain their strength. Industry reports project strong demand in this end-market through 2009. In addition, virtually every helicopter blade made in the U.S. currently uses S-2 Glass in some quantity. Helicopter blades are an excellent example of an application where S-2 Glass is used in combination with other high performance alternative fibers. In this case, S-2 Glass is only used on the leading edge of the blade and works in combination with the stiffer but more costly carbon fiber on the rest of the blade surface. In addition to these key applications, our products are also used in aircraft fuel tanks, aircraft structural components, cargo liners and cockpit door armor for commercial aircraft.

Defense end-market

Our S-2 Glass offers outstanding ballistic protection and structural performance for hard composite armor applications due to its high tensile and compressive strength. The fiber’s high ultimate elongation plays an important role in the dynamic ballistic impact absorbing mechanism. Structural performance, protection against fire and smoke and reduced costs without sacrificing ballistic performance are key factors considered in the defense end-market. An example of the benefits offered by our products in defense applications is the use of S-2 Glass based composite laminates as a liner to prevent metallic fragments from penetrating a vehicle or ship structure.

We have benefited from growth in the high-margin defense end-market. Industry reports project strong demand in this end-market through 2011. The primary product application in the defense end-market has been ballistic armor for Humvees and we expect this application to remain our primary product application in this end-market for the near future despite recent changes in specifications for the application that are expected to reduce the amount of S-2 Glass used in the application. Other applications in this end-market include bazooka casings and composite armor for other military vehicles. In addition, S-2 Glass is being specified into additional applications such as the Littoral combat ship, Cougar mine sweeper, Stryker, CAV100 and aircraft fuel tank ballistic protection. S-2 Glass-based solutions are at the forefront of design specification due to their ability to be used as stand-alone structural parts with ballistic qualities.

Construction end-market

We manufacture a variety of glass fibers for various applications within the construction end-market, including insect screening, architectural fabrics, cement board reinforcements, solar sun shades, wallboard tape and tile backing board. Within the construction end-market, our fibers are sold into both the commercial and residential segments.

Growth in the construction end-market will largely be driven by the vinyl coated yarn segment as well as the microfilament product sold into the architectural fabrics market. Recently, two of the largest window/door screen manufacturers merged and the combined company has since increased vinyl coated yarn purchases from us. Demand for the architectural fabrics application for flexible fabric roofing is driven by growth in new and renovated stadiums, airports, shopping malls and other large structures. New opportunities include the 2008 Summer Olympics in Beijing, China and the multi-year renovation of the tent city in Mecca, Saudi Arabia. Our technical E Glass fibers provide the high tensile strength necessary to maintain structural integrity for flexible roofing. Architects prefer our glass for this application for aesthetic reasons and for its ability to reduce heating, ventilation, air conditioning (“HVAC”) and lighting costs due to the translucence of the material. Our fibers are also used for the backing of insulation facing used in buildings and HVAC ductwork, for strengthening scrim in cement board and for a number of other applications including solar sun shades, wallboard tape and tile backing board.

Electronics end-market

We produce fine fiber glass for the electronics end-market, the majority of which is used for multi-layer printed circuit boards (“PCBs”). PCBs are integral to virtually all advanced electronics products, including computers, telecommunications equipment, medical equipment, aircraft systems, automotive equipment and home appliances. Glass fibers are ideal for PCBs due to their conductive properties, dimensional stability and ability to be drilled with precision. Industry reports indicate that the long-term trend of miniaturization and increased use of electronics in commercial and consumer products, the revival in voice/data communications spending, the changes in PCB layouts and designs and the development of nano technologies are expected to fuel growth in this end-market. We have experienced growth of extra-fine yarns going into thin fabrics from 2005 through 2007 with a CAGR of 16%.

We have exited the coarse filament fiber market in electronics and are focusing on the high performance PCB market. While the overall electronics industry is highly cyclical, the high performance segment of the electronics end-market where we compete (and in which we are often the only supplier) is far less cyclical than the coarse filament segment of the market.

Industrial end-market

We produce a wide variety of glass fiber products for use in the industrial end-market, including pressure vessels, reinforcement tapes, protective gear, Teflon-coated fabrics, sewing thread used for smoke stack filtration bags, automotive timing belts, exhaust systems and consumer products. The diversity of our applications in this end-market has historically resulted in a highly stable sales stream for us.

Sales And Marketing

Our sales and marketing organization is segmented into three different functions: (i) direct sales, (ii) new business development and (iii) product management. Our sales and marketing team works closely with our science and technology team to facilitate our growth and innovation process.

Our direct sales force has strong relationships with multiple levels of our customers’ organizations. The team works to become intimately familiar with customers’ processes and to understand their key applications. The team then utilizes this knowledge to grow these applications and to provide industry-leading customer solutions.

Our new business development team creates novel ideas for new products or new applications. This team works closely with market participants at all levels of the value chain—from weavers and laminators to Army and Navy research laboratories. Our new business development team uses its extensive industry relationships to assess potential markets, new applications and technologies.

Our product management team focuses on understanding the market dynamics of existing markets in which we participate and then uses this expertise to maximize profits within existing product lines. In addition, the team works with our other teams to develop a plan to position and market products on an end-market by end-market basis.

Manufacturing

Glass fiber is produced by passing molten glass through bushings, producing thin glass filaments. The further processing of these filaments define the final product. Most notably, these filaments are spooled and then twisted into fiber, bundled into rovings, or uniformly spread out to create a thin continuous filament mat. We utilize three different manufacturing processes: (i) a marble melt or indirect melt process, (ii) a direct melt process and (iii) a paramelt process.

Forming

The Aiken plant employs both the direct melt process and the paramelt process. The direct melt manufacturing process uses finely ground raw materials such as sand, limestone, clay and borates. The raw materials are weighed, blended into bulk batches and transported to high temperature melting furnaces that convert the raw materials to molten glass. The Huntingdon plant employs the indirect melt process and the paramelt process. In the indirect melt process, glass fiber is produced by using glass marbles as the principal raw material. The marbles are melted in individual furnaces and pulled through bushings to form filaments. This process, which we pioneered, allows us to add incremental production capacity with lower capital expense and results in a more consistent product. The paramelt process, used at both Aiken and Huntingdon, utilizes small, high-temperature, modular furnaces that heat specialized batches of raw materials to produce specialty glass. The CFM process located in Huntingdon uses the indirect melting process.

The manufacturing processes for the marble melt, paramelt and direct melt processes are similar after the raw materials are placed in the furnace. The raw material dissolves into molten glass which flows through precisely drilled tubular openings of the bushings. These streams are cooled by water and air to fix the diameter, creating a fiber of glass known as a filament. An aqueous chemical mixture called a sizing is applied to the filament to prevent abrasion during processing. Sizing also imparts chemical properties to the fiber which result in desired performance characteristics. Once sizing has been applied, filaments are gathered together into twine-like strands which become the basic components for a variety of products.

The indirect melt and paramelt processes, both of which use individual furnaces to transform batches into specialized glass fibers, give us the ability to tailor products to customers’ exact specifications and result in superior product quality and increased flexibility, a key competitive advantage for us.

The CFM process, below the bushing, does not gather the filaments together into twin-like strands, rather it generates a mat of fibers from uniformly scattering the filaments onto a moving belt that supports and transports the continuous mat to a downstream fabrication process.

Fabrication

With respect to textile products, glass strands are wound onto high-speed winders, which collect the continuous glass fibers into intermediate packages that are further processed. These operations vary the physical characteristics of the fiber to meet specific customer requirements. Once twisted, the fibers can be further processed by beaming or rewinding. Beaming refers to winding a number of parallel ends of fibers onto a bobbin or spool for use in weaving. In addition, glass fibers can also be textured for decorative and industrial applications and coated with a variety of materials. The CFM fabrication process consists of applying a binder to hold the filaments together and curing the binder using hot air ovens. Once cured, this in-line process is converted into the desired product widths and lengths and wound onto hollow cores for shipment.

Customers

We serve over 250 direct customers worldwide, including most major global weavers and a diverse group of other domestic and international commercial and industrial users of fibers. While supply chains vary by product, application and end-user, there are generally multiple links in the value chain between our fibers and corresponding end-products. Our direct customers weave our fibers into glass fiber fabric. Through our working relationships with downstream contacts, we are able to have our fibers specified-in to end-products and, therefore, influence end-user demand and increase leverage with our direct customers.

Our direct customer relationships generally are stable and long-term. In order to qualify a new supplier, a customer may need to modify its own loom set-ups and fabric specifications and also qualify the new fiber suppliers with downstream manufacturers. Although glass fibers are only a portion of the final end-product’s overall manufacturing cost, defects can be costly and have impact throughout the value chain. Consequently, customers demand high-quality, reliable fibers from their suppliers, and we have established a reputation with our customers for meeting these demands. We believe these factors have allowed us to maintain strong relationships with each of our key customers. The average length of our relationships with our top ten customers is more than 20 years.

We believe that we have a strong reputation in the marketplace not only for quality products but for excellent customer service. Furthermore, the proximity of our manufacturing plants in relation to many of our top customers enables same-day trucking and responsive technical service. This proximity also enables our customers to manage their inventory more efficiently.

Suppliers

The major raw materials used in the production of glass fibers are premelted glass marbles or a range of minerals including silica and borates. We have historically purchased glass marbles from Owens Corning pursuant to an exclusive supply agreement. We are now operating under a different supply agreement with Owens Corning since the CFM Acquisition. This agreement expires upon the depletion of existing marble inventory at Owens Corning at the acquisition date, or the termination of the Manufacturing Servicing Agreement. We are establishing a marble making process in the Aiken facility to supply the raw material marbles necessary to satisfy our indirect melting processes for yarn production. Further, we have identified both domestic and foreign-produced marbles that could be available for use if we should require them. We estimate that the cost of producing marbles in Aiken will not be materially different than the cost of sourcing marbles from the current supply agreement or from the other sources we have identified. Silica is readily available and is provided by a number of local suppliers. Borates are sourced from a supplier in Turkey.

We use bushings, heat-resistant trays made of platinum-rhodium alloy with holes through which molten glass is extruded into filaments, as part of our manufacturing process. We prefer to use a single supplier to fabricate our bushings in order to protect confidentiality due to the proprietary nature of our bushing designs (although other sources of supply are available).

Natural gas and electricity are a significant portion of our cost of production due to the amount of energy needed to melt raw materials for manufacturing into glass fibers. Energy costs represented approximately 13% of total manufacturing costs for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

In addition, we purchase bobbins, forming tubes and other packaging materials. These materials are reusable and replaced if damaged during manufacturing or shipping.

Competition

We supply glass fiber: (i) to the global composites industry and (ii) to other applications where glass fibers, sometimes coated, largely constitute the complete fabric system. Many producers of glass fiber have integrated downstream into the manufacture of other products that utilize glass fiber. As a result, many of our competitors consume a substantial proportion of output internally, reducing competitive pressures in the merchant market. We are the only major non-integrated manufacturer of glass fiber.

Of our larger competitors, only Nittobo shares our strategy of targeting low volume, high-margin niche markets with highly technical manufacturing requirements. However, as an integrated producer, Nittobo consumes a significant portion of its production volume internally, primarily for the electronics end-market. In addition, Nittobo is unable to produce S-2 Glass and does not offer a competing product. Our other major competitors target much higher-volume, lower-margin commodity markets. Our ability to compete in such small markets is supported by our flexible manufacturing facilities.

Compared to competitors’ furnaces that often have average capacities of up to 30,000 tonnes per year, our main furnaces at our Aiken, South Carolina facility average approximately 3,000 tonnes per year and our furnaces at our Huntingdon, Pennsylvania facility average approximately 100 tonnes per year. The Huntingdon facility utilizes the paramelt and indirect melt manufacturing processes, both of which use individual furnaces to transform raw material batches directly into specialized glass fibers, allowing us to tailor products to customers’ exact specifications. As the only glass fiber manufacturer utilizing these processes, we maintain a distinct competitive advantage over our larger competitors as our manufacturing flexibility allows us to serve multiple small volume but highly profitable markets simultaneously and to more easily shift production to follow market conditions.

Facilities

We own two manufacturing facilities in Aiken, South Carolina (also the location of our corporate headquarters) and Huntingdon, Pennsylvania and lease manufacturing space in Anderson, South Carolina, and a sales office in Lyon, France. Both Aiken and Huntingdon have the ability to produce S-2 Glass and E Glass. Both manufacturing facilities are ISO-9002 certified and are major local employers. Our modular manufacturing platform as well as our skilled personnel allow us to shift capacity between end-markets as market opportunities and conditions dictate. The Huntingdon facility contains the CFM production lines.

Aiken, South Carolina

The Aiken plant, owned and operated by one of our two domestic subsidiaries, AGY Aiken LLC, is focused on the production of technical fibers, semi-technical fibers and S-2. The entire Aiken campus, which consists of the plant, corporate headquarters, and technology center, resides on more than 250 acres of land. The Aiken facility exceeds 1.4 million square feet of manufacturing space and employed approximately 785 hourly and salaried employees as of March 31, 2008. The facility has several direct-melt furnaces for fiber production and one for marble production, as well as a similar number of the smaller paramelter furnaces. The Aiken manufacturing facility produces products sold into most of our end-markets. This manufacturing facility produces technical and semi-technical fiber at a low cost and a high throughput.

Huntingdon, Pennsylvania

The Huntingdon plant, owned and operated by our other domestic subsidiary, AGY Huntingdon LLC, is focused exclusively on the production of technical E Glass and S-2 Glass. Situated on 19 acres of land, the Huntingdon plant includes one major manufacturing building and several ancillary-manufacturing buildings. The manufacturing, warehousing and administrative spaces consist of over 400,000 square feet and employed approximately 430 hourly and salary employees as of March 31, 2008. The Huntingdon facility has three main glass fiber production areas with over 130 positions dedicated to the production of E Glass materials using the marble melt process and advanced materials using the paramelt process, respectively, and three CFM lines. In addition, there are multiple areas for further expansion if necessary. The facility has over 130 furnaces for fiber production. This facility provides us with a high level of manufacturing flexibility relative our competitors.

Anderson, South Carolina

We leased approximately 22,000 square feet of manufacturing space and approximately 54,000 square feet of storage space in Anderson, South Carolina. The “Factory M” assets located at the facility include a large furnace and the processing equipment needed to produce marbles. These assets have the current capability of producing more than 12,000 metric tones per year of E-Glass marbles for use in either the E-Glass yarn melters or in the CFM melters. On March 31, 2008, we notified OC of our intention to terminate the Anderson land and building lease. The value of the owned equipment at the Anderson facility is immaterial.

Lyon, France

In addition to the Aiken, Huntingdon and Anderson manufacturing facilities, we lease a sales office in Lyon, France that we utilize to support our European business. This 3,100 square foot facility houses customer service, sales and marketing and technical service functions. The Lyon office employed four employees as of March 31, 2008. All European sales functions are conducted through our European subsidiary, AGY Europe SARL.

Intellectual Property

As part of the transaction when we were spun out of Owens Corning, Owens Corning assigned to us various patents, know-how, trademarks and other business information. Owens Corning also licensed additional intellectual property assets and rights to us. Under this agreement, Owens Corning granted us a worldwide, paid-up and royalty-free license to make, have made, use, sell, offer to sell and import glass yarn fiber products and S-2 Glass. The agreement covers the life of the licensed patents and is perpetual for know-how. In connection with our purchase of Owens Corning’s CFM business in October 2007, Owens Corning assigned and licensed to us additional intellectual property and rights related to its CFM business.

AGY is aggressive about managing its patent portfolio, both in terms of seeking patent protection for new technologies and also in pruning patents that no longer have business value. We have a patent portfolio of eight active U.S. patents and related foreign patents as well as two pending U.S. applications, covering a wide spectrum from glass composition to fiber and mat process technology to sizing and binder chemistry to product design. Management does not believe the expiration of any of our patents will have a material impact on our operations or financial performance. In addition to patents, we also have know-how, especially related to manufacturing extra fine denier filaments, S-2 Glass fiber products and CFM products, which we protect as trade secrets.

Science And Technology

Our science and technology (“S&T”) organization seeks to create products that meet customer needs by understanding customer requirements, tailoring existing applications to end-user specifications as well as translating them into specifications for new products.

Our S&T organization is organized into three distinct functions: product and process development, applications development and product engineering. Collaboration between these S&T functions and our sales, marketing and new business development people underpins our strategy of driving growth through new application development and partnership with key customers and end-users.

Applications development engineers collaborate with business development and marketing specialists to understand key trends and competitive positioning and then develop a product plan to grow in a specific application. They often become the technical leaders of new product and development projects.

Once a new market opportunity is identified, the S&T team starts developing a new product that meets the specification as well as a manufacturing process that delivers high quality at reasonable cost. Product and process engineers develop new sizings and processes for fiberizing, winding and twisting. The company has recently upgraded laboratory and test facilities to accelerate product and process development.

Once a new product prototype has been developed, we run customer trials to perfect the product, troubleshoot problems on an on-going basis, and make small continuous improvements. Product engineers provide technical service to current customers, modify existing products for specific customers and help to deploy new products through customer trials. The end result is the integration of our product into the customer’s manufacturing process.

Through this process, over the last two years we have successfully introduced new products into existing as well as new applications and end-markets. In addition, we have identified a number of additional growth opportunities in applications such as ballistic protection against new threats such as IED’s and EFP’s, high-output wind-turbines, high-speed circuit boards, high-performance concrete reinforcement, and thermoplastic reinforcement, etc.

Environmental Matters

We are subject to a wide range of federal, state and local and general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Certain of our operations require environmental permits or other approvals from governmental authorities, and certain of these permits and approvals are subject to expiration, denial, revocation or modification under various circumstances. We are also subject to inspections and monitoring by government enforcement authorities.

As part of the transaction when we were spun out of Owens Corning, Owens Corning agreed to retain all liability, if any, resulting from the presence of potentially hazardous substances at or migrating from our sites as well as all liabilities resulting from the transportation or arrangements made by Owens Corning for the treatment, storage or disposal of hazardous substances to any off-site location prior to September 30, 1998. In addition, Owens Corning agreed to indemnify us against any losses and damages, if any, arising out of the environmental liabilities retained by Owens Corning.

Legal Proceedings

We are subject to various claims and legal actions that arise in the ordinary course of our business. We do not believe that we are currently party to any proceeding that, if determined adversely, would have a material adverse effect on our financial condition, results of operations or cash flows.

Employees

As of March 31, 2008, we employed approximately 1,220 people throughout the United States and five outside of the United States. Production, maintenance, warehouse and shipping employees at our Aiken, South Carolina manufacturing facility are represented by the Teamsters Local Union No. 509. The collective bargaining agreement with this union is effective from November 1, 2006 through May 1, 2010. The production, maintenance and shipping employees at our Huntingdon, Pennsylvania manufacturing facility are represented by the UNITE Local Union No. 1034T. The collective bargaining agreement with this union is effective from October 31, 2006 through October 31, 2009. In general, management considers the labor relations climate to be positive.

MANAGEMENT

The following table sets forth information with respect to our executive officers and directors:

Name	Age	Position
Douglas J. Mattscheck	52	Chief Executive Officer, President and Director
Wayne T. Byrne	44	Chief Financial Officer
Jeffrey J. Davis	45	Chief Operating Officer
Catherine A. Cuisson	42	Vice President, Finance and Corporate Controller
Dennie Rexroad	48	Vice President of Operations
Drew Walker	44	Vice President of Sales and Marketing
Christopher Lacovara	43	Director
Samuel P. Frieder	43	Director
John S. Eastburn, Jr.	48	Director
Seth H. Hollander	31	Director

The following biographies describe the business experience of our executive officers and directors:

Douglas J. Mattscheck, Chief Executive Officer, President and Director. Mr. Mattscheck joined us as President and Chief Executive Officer in April 2004. Prior to joining AGY, he served for seven years as President of St. Gobain Technical Fabrics. From 1989 to 1996, Mr. Mattscheck served as Senior Vice President of Surface Protection Industries, a high-end architectural paint and coatings business. From 1987 to 1989, Mr. Mattscheck managed an architectural products business for H.B. Fuller Company, a manufacturer of specialty chemicals. From 1982 to 1987, he held several positions for Schlegel Corp., including managing a construction products manufacturing business. Mr. Mattscheck holds a Bachelor of Science degree in Mechanical Engineering from Villanova University and a Masters of Business Administration from the University of Rochester.

Wayne T. Byrne, Chief Financial Officer. Mr. Byrne joined us as Chief Financial Officer in July 2007. Prior to joining AGY, Mr. Byrne was employed by EnPro, a publicly-held corporation engaged in the design, manufacture and marketing of engineering industrial products, where he served as Vice President and Controller since September 2004. From 2001 to 2004, Mr. Byrne served as Vice President of Finance and Information Technology at EnPro’s subsidiary, GGB LLC. Between 1998 and 2001, Mr. Byrne served as Vice President of Finance of Goodrich Corporation’s Quincy Compressor and AMI businesses. From 1996 until 1998, he was Vice President of Finance at Agri-Tech, Inc. Prior to 1996, Mr. Byrne held various management positions at BREED Technologies, Inc. and Harris Corporation. Mr. Byrne holds a Masters of Business Administration from the University of Florida and a Bachelors of Science degree from the University of Central Florida.

Jeffrey J. Davis, Chief Operating Officer. Mr. Davis joined us as Chief Operating Officer in September 2007. Mr. Davis joined AGY after a 21-year career at the General Electric Company, where most recently he was General Manager of the GE Sealants and Adhesives business unit. Mr. Davis’ prior experiences at GE span a variety of functional roles and GE businesses, including VP of Global Sales and Marketing at GE Quartz & Advanced Ceramics, Global Crystalline Polymers Business Leader at GE Plastics, Halogen Product General Manager at GE Lighting, Plant Manager at GE Control Products and Senior Audit Manager for GE’s Corporate Audit Staff. Mr. Davis holds a Masters of Business Administration from the University of Florida and a Bachelors of Science in Electrical Engineering from the Florida Institute of Technology.

Catherine A. Cuisson, Vice President, Finance and Corporate Controller. Ms. Cuisson has served as our Vice President of Finance and Corporate Controller since July 2007. Previously, she served as our Chief Financial Officer from 1999 until assuming her new position with the Company. Ms. Cuisson was transferred to the U.S. by Porcher Industries, our former majority owner, to organize and manage the financial operations of the newly formed joint venture with Owens Corning. Before joining us in early 1999, Ms Cuisson served as the Consolidation Manager and Corporate Controller of Porcher Industries, a textile weaver, for four years. Prior to joining Porcher Industries in late 1994, Ms. Cuisson was an Audit Manager for PricewaterhouseCoopers in Lyon,

France from 1987 to 1994. Ms. Cuisson has been a French equivalent Certified Public Accountant since 1993. She obtained a Masters of Accounting and a Masters of Business Administration upon graduating from the Institut Commercial de Nancy, France.

Dennie Rexroad, Vice President of Operations. Mr. Rexroad joined us in January 2005 as Vice President of Operations after serving for three years as Vice President of Operations for The Cooley Group, a manufacturer of high performance engineered laminates and coated fabrics. Prior to working with The Cooley Group, Mr. Rexroad was the Plant Manager for Toray Plastics’ Polyolefin Operation for three years. From 1997 to 2000, he was the Director of Manufacturing for Toray Plastics’ polyester resin and film plants. Prior to joining Toray in 1992, Mr. Rexroad had a ten-year career with ICI Americas, which included an international assignment as Commissioning and Training Manager for the polyester films division at a greenfield site in Ibaraki, Japan. Mr. Rexroad holds a Bachelor of Science in Mechanical Engineering from Virginia Tech.

Drew Walker, Vice President of Sales and Marketing. Mr. Walker joined us in January 2005 as Vice President of Sales and Marketing. He has 18 years of experience in marketing consumer brands and business-to-business industrial products in various international commercial roles. Before joining us in January 2005, Mr. Walker served as Global Sales Director for SAPPI (South Africa Paper & Pulp Industries) High Performance Release Paper Division for the synthetic fabrics and decorative laminates markets for two years. Prior to joining SAPPI, he held several worldwide sales and marketing roles with Victrex plc, a manufacturer of high performance materials in the form of Thermoplastic PEEK (Polyetheretherketone) for the aerospace, automotive, semiconductor, medical and industrial markets based in Blackpool, England. Mr. Walker was educated at Sheffield University, England, receiving a Bachelor of Arts Honors Degree in Industrial Product Design.

Christopher Lacovara, Director. Mr. Lacovara is a member of our compensation committee. He has been a member of our Board of Directors since April 7, 2006. Mr. Lacovara is a Co-Managing Partner of Kohlberg & Company, L.L.C., which he joined in 1988. He is a member of the board of directors of Bauer Hockey, Critical Homecare Solutions, Inc., Central Parking Corporation, Concrete Technologies Worldwide, Inc., The Hoffmaster Group, Inc. Katy Industries, Inc., Kohlberg Capital Corporation, Niagara Corporation, Nielsen & Bainbridge, Inc., Packaging Dynamics Corporation, Redaelli Tecna SpA., Stanadyne Corporation, SVP Holdings, Ltd., Trico Products Corporation and United States Infrastructure Corporation. Mr. Lacovara received an A.B. from Harvard College, a B.E.E.S. from Hofstra University and an M.S. from Columbia University.

Samuel P. Frieder, Director. Mr. Frieder is a member of our audit committee. He has been a member of our board of directors since April 7, 2006. Mr. Frieder is a Co-Managing Partner of Kohlberg & Company, L.L.C., which he joined in 1989. He is a member of the board of directors of Bauer Hockey, Central Parking Corporation, Critical Homecare Solutions, Inc., Concrete Technologies Worldwide, Inc., The Hoffmaster Group, Inc. Katy Industries, Inc., Kohlberg Capital Corporation, Niagara Corporation, Nielsen & Bainbridge, Inc., Packaging Dynamics Corporation, Stanadyne Corporation, SVP Holdings, Ltd., Trico Products Corporation and United States Infrastructure Corporation. Mr. Frieder received an A.B. from Harvard College.

John S. Eastburn, Jr., Director. Mr. Eastburn is a member of our audit committee and of our compensation committee. He has been a member of our Board of Directors since April 7, 2006. Mr. Eastburn is a Principal of Kohlberg & Company, L.L.C., which he joined in 1997. Prior to joining Kohlberg, Mr. Eastburn served as Chief Operating Officer of Crystal Dynamics, Inc., a developer, publisher and distributor of video games. From 1989 to 1993, Mr. Eastburn served as President and Chief Executive Officer of Scovill Fasteners Inc. Mr. Eastburn received a B.A. from Amherst College and an M.B.A. from New York University.

Seth H. Hollander, Director. Mr. Hollander is a member of our compensation committee. He has been a member of our Board of Directors since April 7, 2006. Mr. Hollander is a Vice President at Kohlberg & Company, L.L.C., which he joined in 2001. Prior to joining Kohlberg, Mr. Hollander was at Bear, Stearns & Co., Inc. in their Leveraged Finance Group. He is a member of the board of directors of Central Parking Corporation, Concrete Technologies Worldwide, Inc., The Hoffmaster Group, Stanadyne Corporation, Nielsen & Bainbridge, Inc. and Packaging Dynamics Inc. Mr. Hollander received a B.B.A. from the University of Michigan, Ann Arbor.

Corporate Governance

Our Board of Directors manages our business and affairs. Under a stockholder’s agreement among investment funds associated with our Sponsor and certain members of our management as part of the Acquisition, investment funds associated with our Sponsor are entitled to designate the members of our Board of Directors.

EXECUTIVE COMPENSATION

For purposes of this discussion, our officers are defined as senior level executives of the company responsible for developing and leading the execution of our strategies. We refer to our President and Chief Executive Officer, our Chief Financial Officer and our next three highly compensated executives of the company as our “named executive officers”.

Objectives of Our Compensation Program

The Compensation Committee of our Board of Directors (the “committee”) seeks to use compensation to attract and retain qualified officers, to offer our officers incentives to continually improve both their personal and overall company performance, and to align the interests of our officers and our stockholders.

The committee sets targeted in-service compensation for our officers at or near the market median. This policy covers base salaries as well as the incentive awards that officers will receive if we meet annual business goals. Under this policy, if our performance exceeds our goals, our officers earn incentive awards above the median, resulting in total compensation in excess of the median. However, if we fail to meet our business goals, incentive compensation levels and, as a result, total compensation levels, would fall below the market median.

The committee generally believes “target” performance levels should be ones that represent significant performance improvements, and be levels that we will not easily achieve.

The committee has a policy of making variable compensation a significant component of each officer’s total compensation. The term “variable compensation” refers to amounts that vary in amount depending on performance — poor performance leads to little or no awards while superior performance leads to superior awards. Variable compensation generally consists of a combination of annual cash bonus opportunities and equity-based compensation. The policy of making variable compensation a significant portion of our officers’ total compensation is intended to implement a culture in which the officers know that their pay, to a large extent, depends on our performance and to reward superior Company performance.

The committee has a policy of using compensation to more closely align management’s interests with those of our shareholders. In an effort to achieve this, we systematically include some form of equity grant, or potential equity grant, as part of our compensation program at the time an officer’s employment commences. If our officers own shares of our common stock with values that are significant to them, we believe they will be more likely to act to maximize longer-term shareholder value instead of short-term gain. Officers currently have stock options that will become more valuable as the performance of the company continues to improve on a year over year basis and certain options will only vest if we meet specified performance targets. In addition, the committee seeks to provide an incentive for officers to remain with the company by imposing time vesting requirements on the options.

Finally, the committee aims to provide a package of non-cash benefits which are consistent with benefits provided by others in the industry and which are not tied to performance.

Elements of Compensation

Compensation for officers generally consists of cash compensation, including base salary and annual bonuses, equity participation, and various non-cash perquisites and benefits. The committee attempts to offer each officer a mix of fixed compensation, such as base salary, and variable compensation, such as bonus opportunity and equity based compensation, which strikes an appropriate balance between offering each officer a predictable level of baseline compensation and a personal incentive to improve company performance.

Base Salary

We pay each of our officers a base salary which is intended to give each of them a relatively secure baseline level of compensation which offers steady cash flow during the course of the year that is not contingent on short term variation in our performance. For 2007, the committee sought to set each officer’s base salary at or near the market median. The committee believes that paying competitive base salaries is required in order to attract and retain qualified officers.

Annual Bonus Opportunity

Payment of annual bonuses to our officers depends entirely on our corporate performance, though in certain instances the committee may modify the payment to reflect personal performance. The committee provides each officer with a bonus opportunity each year in an effort to give each officer a personal financial incentive to help us reach annual business goals.

For 2007, the annual performance plan bonus opportunity for all officers was linked to a goal for adjusted EBITDA and for free cash flow adjusted for acquisitions. Adjusted EBITDA for this purpose is computed in the same manner as “Consolidated Cash Flow” under the terms of the indenture governing the notes, subject to certain further adjustments as determined by the committee. The committee set the performance goals and the corresponding bonus opportunities for officers after taking into account management’s recommendation.

The committee believes that offering meaningful bonus opportunities is required in order to attract and retain qualified officers, and to offer a personal incentive for them to improve company performance. Cash bonuses, as opposed to equity grants, are designed to more immediately reward annual performance against our key performance metrics.

Long-Term Incentives

The committee provided stock options for the named executive officers at the time of their commencement of service. These options vest based on a schedule that includes length of service and also achievement of selected adjusted EBITDA targets. In deciding how many options to grant a particular officer, the committee considers the responsibilities of such person’s position and his or her tenure with the company.

The committee believes that offering equity-based compensation is required in order to attract and retain qualified officers, to offer a personal incentive for them to improve company performance and align the interests of our officers with our stockholders.

Perquisites and Other In-Service Benefits

Certain named executive officers are provided vehicles based on company guidelines and the company pays for the related expenses. The President and CEO is offered a country club membership and supplemental life insurance policy that are paid by the company.

Our officers also receive the following benefits, which we provide to all salaried employees as compensation for their services to us:

•	Group health, dental and life insurance, part of which we pay for;

•	Optional term, life and accidental death and disability and long-term disability insurance, the cost of which the employee pays;

•

We sponsor a 401(k) plan, under which each participant can defer into his 401(k) plan account a portion of his plan-eligible compensation, generally base salary, up to the annual limit set by the IRS and can then direct how his account will be invested. We match each participant’s deferrals under this plan, on a monthly basis at a rate of 50% up to the first 6% of compensation contributed by the participant. Our matching contributions are vested based on a three-year vesting schedule.

The committee believes that offering competitive benefits is required in order to attract and retain qualified officers and employees.

Change-In-Control Agreements

In a situation involving a change in control of our company, our officers would likely face a far greater risk of termination than the average salaried employee. To attract qualified individuals who could have other job alternatives that may appear to them to be less risky absent these arrangements, and to provide these individuals with an incentive to stay with us in the event of an actual or potential change in control, we have entered into a management continuity agreement with each of them. In addition, we view management continuity agreements for our officers as an important part of a competitive compensation package.

Each of these continuity agreements provides for the individual to continue employment for a specified period after a change in control, with the same responsibilities and authorities and generally the same benefits and compensation as he had immediately prior to the change in control (including average annual increases). The term “change in control” is defined in the management continuity agreements to include various corporate transactions resulting in a change in ownership in the company and would also include the election of a majority of the board of directors not nominated by the incumbent board of directors. If we or our successor were to terminate the individual’s employment during the one hundred and eighty (180) days prior to, or twelve months (12) following, a change of control or sale for reasons other than “cause”, or the individual voluntarily terminated his employment for a “good reason” (in each case as defined in the agreements) during that same period, he would be entitled to certain payments and other benefits.

Severance Policy

We have severance policies under which we provide severance benefits to our officers. Specific details about these policies are described more fully below under “Potential Payments Upon Termination or Change of Control.” We maintain this severance policy because we believe that such a policy is consistent with market compensation packages for officers and therefore is an important component of a competitive compensation package.

Compensation Program Design and Tools

The Compensation Committee (“committee”) has used a number of tools in designing the compensation program for our officers and assessing practices within the industry, including corporate guidelines regarding compensation, studies of internal pay fairness, external market guidelines, and long-term compensation histories and tax and accounting rules.

Summary Compensation Table

The following table sets forth for certain compensation information for our named executive officers for 2007:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Options Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Douglas Mattscheck, President and Chief Officer	2007	$332,441	$67,743	$499,950	$276,844	$183,507	$17,489	$1,377,974
Wayne Byrne, Chief Financial Officer(2)	2007	$99,717	—	—	$27,880	$44,035	$103,504	$275,136
Catherine Cuisson, Vice President, Corporate Controller(3)	2007	$177,148	—	—	$138,422	$59,100	$11,832	$386,502
Dennie Rexroad, Vice President, Operations	2007	$193,253	—	—	$80,053	$63,000	$7,979	$344,285
Drew Walker, Vice President, Sales and Marketing	2007	$182,516	—	—	$80,053	$60,449	$9,303	$332,321

(1)	Other compensation for fiscal year 2007 includes the following (a) Mr. Mattscheck: $7,750 in 401K company match, $6,173 in car allowance, $1,512 in a company paid supplemental life insurance policy, and $2,052 in country club membership dues; (b) Mr. Byrne: $2,643 in 401K company match, $861 in car allowance and $100,000 relating to an employment agreement; (c) Ms. Cuisson: $5,080 in 401K company match and $6,735 in car allowance; (d) Mr. Rexroad: $4,616 in 401K company match and $3,363 in relocation expenses; and (e) Mr. Walker: $5,477 in 401K company match and $3,826 in car allowance.
(2)	Mr. Byrne’s compensation information is based on his start date of July 31, 2007.
(3)	Ms. Cuisson served as our Chief Financial Officer from November 1, 1998 to July 30, 2007.

Grants of Plan-Based Awards

The following table provides additional information about awards we granted in 2007 to the named officers under our 2008 annual performance bonus plans.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Douglas Mattscheck	12/13/2007	$16,750	$167,500	$335,000
Wayne Byrne	12/13/2007	$9,400	$94,000	$188,000
Catherine Cuisson	12/13/2007	$5,353	$53,534	$107,069
Dennie Rexroad	12/13/2007	$5,842	$58,428	$116,865
Drew Walker	12/13/2007	$5,515	$55,157	$110,313

Outstanding Equity Awards at Fiscal Year-End

The next table provides information concerning unexercised options and stock awards for each named executive officer outstanding as of December 31, 2007. All option and stock awards are granted with respect to the common stock of KAGY Holding Company, Inc., our parent company.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Douglas Mattscheck	66,667	333,333	$10.00	April, 2016	50,000	$500,000	—	—

Wayne Byrne	—	105,000	$10.00	August, 2017	—	—	—	—

Catherine Cuisson	33,333	166,667	$10.00	April, 2016	—	—	—	—

Dennie Rexroad	20,000	100,000	$10.00	April, 2016	—	—	—	—

Drew Walker	20,000	100,000	$10.00	April, 2016	—	—	—	—

Option Exercises and Stock Vested

This table provides information about amounts the named executive officers realized in 2007 from equity awards.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Douglas Mattscheck	—	—	50,000	$500,000	(1)

(1)	We have calculated this amount using the option price of $10.00 per share which is the exercise price on options which were granted contemporaneously with the restricted stock.

Potential Payments Upon Termination or Change of Control

Pursuant to the terms of the applicable agreements and plans, set forth below is a description of the potential payments the named executive officers would receive if their employment was terminated.

Termination by the Company without Cause or by the Officer for Good Reason. If we terminate a named executive officer’s employment without cause, or if the officer terminates his or her employment other than for good reason, then:

•

the Company will pay the officer (i) a cash severance amount equal to twelve (12) months base salary in effect at the time of termination, to be paid in twelve (12) equal monthly installments; and (ii) an amount equal to the greater of (i) a pro rata portion of the annual bonus earned through the date of termination, or (ii) 30% of the maximum annual bonus, to be paid in twelve (12) equal monthly installments;

•

the Company will provide for continued coverage under health and dental benefits, at the Company’s expense, for a period ending on the earlier of (i) twelve months from the date of termination, or (ii) the date comparable coverage is obtained from a successor employer;

•	performance-based options vest on a pro rata basis through the termination date, time-based options immediately stop vesting and all unvested time-based options are forfeited.

Termination Preceding or Following a Change in Control or Sale of Business Transactions. If a named executive officer’s employment is terminated involuntary or for good cause one hundred and eighty (180) days prior to or twelve months (12) following a change of control or sale of the business, then:

•

the Company will pay the officer (i) a cash severance amount equal to twenty-four (24) months base salary in effect at the time of termination, to be paid in twenty-four (24) equal monthly installments; and (ii) an amount equal to the greater of (i) a pro rata portion of the annual bonus earned through the date of termination, or (ii) 30% of the maximum annual bonus, to be paid in twenty-four (24) equal monthly installments;

•

the Company will provide for continued coverage under health and dental benefits, at the Company’s expense, for a period ending on the earlier of (i) twenty-four (24) months from the date of termination, or (ii) the date comparable coverage is obtained from a successor employer;

•	All unvested options, performance or time based, granted to the officer immediately vest.

Termination by the Company for Cause of by the Officer without Good Reason. If the Company terminates a named executive officer’s employment for cause or the officer terminates employment without good reason, then:

•	The Company is not obligated to pay the officer any form of compensation other than amount of base salary earned through the date of termination; and

•	all unvested time and performance options are forfeited.

Disability or Death. If a named executive officer’s employment is terminated due to his or her disability or death, then:

•

the Company will pay the officer (or his or her beneficiary in the event of death) (i) a lump sum cash payment of all accrued compensation and (ii) an amount equal to the greater of (i) a pro rata portion of the annual bonus earned through the date of termination, or (ii) 30% of the maximum annual bonus, to be paid in twelve (12) equal monthly installments; and

•	performance-based options vest on a pro rata basis through the termination date; all time-based options immediately stop vesting and all unvested time-based options are forfeited.

In order to receive any of the above described severance benefits, the named executive officers is required to execute a release of all claims against the Company.

The tables below reflect the amount of compensation payable to each of the named executive officers in the event of termination of such officer’s employment. The amounts shown assume that such termination was effective as of December 31, 2007, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the officer upon his or her termination. The actual amounts to be paid, if any, can only be determined at the time of such officer’s separation from the Company.

Potential Termination Payments and Benefits for Termination Without Cause or for Good Reason

Name	Base Salary	Bonus Payment ($)(1)	Value of Stock Option ($)(2)	Restricted Stock Awards ($)(3)	Benefits and Perquisites ($)(4)	Total ($)
Douglas Mattscheck	$335,000	$100,500	—	$500,000	$15,086	$950,586

Wayne Byrne	$235,000	$56,400	—	—	$15,086	$306,486

Catherine Cuisson	$178,448	$32,121	—	—	$5,279	$215,848

Dennie Rexroad	$194,670	$35,060	—	—	$15,086	$244,816

Drew Walker	$183,855	$33,094	—	—	$15,086	$232,035

(1)	Bonus payment is calculated as 30% of the maximum payment under the non-equity incentive plan awards. The officer would be entitled to a pro rata portion of the annual bonus earned through the date of termination, if such amount were higher.
(2)	Certain officers have time-vesting stock options which have vested to date. None of the officers’ performance based vesting stock options have vested, as the performance awards have not met targeted performance levels as of the reporting date. The value of options as of the reporting date are less than the exercise price, therefore value is assumed to be zero.
(3)	Value of the restricted stock is based on the option exercise price set at the grant date for the stock options which were granted contemporaneously with the restricted stock.
(4)	The Company is required to provide continued coverage under health and dental benefits, at its expense, for a period ending on the earlier of (i) twelve months from the date of termination, or (ii) the date comparable coverage is obtained from a successor employer. The cost was calculated by multiplying the Company’s monthly COBRA rate by the maximum number of months for which benefits would be provided.

Potential Termination Payments and Benefits for Termination as a Result of Change of Control or Sale of the Business Transaction

Name	Base Salary	Bonus Payment ($)(1)	Value of Stock Option ($)(2)	Restricted Stock Awards ($)(3)	Benefits and Perquisites ($)(4)	Total ($)
Douglas Mattscheck	$670,000	$100,500	—	$500,000	$30,172	$1,300,672

Wayne Byrne	$470,000	$56,400	—	—	$30,172	$556,572

Catherine Cuisson	$356,896	$32,121	—	—	$10,558	$399,575

Dennie Rexroad	$389,340	$35,060	—	—	$30,172	$454,572

Drew Walker	$367,710	$33,094	—	—	$30,172	$430,976

(1)	Bonus payment is calculated as 30% of the maximum payment under the non-equity incentive plan awards. The officer would be entitled to a pro rata portion of the annual bonus earned through the date of termination, if such amount were higher.
(2)	Certain officers have time-vesting stock options which have vested to date. None of the officers’ performance based vesting stock options have vested, as the performance awards have not met targeted performance levels as of the reporting date. The value of options as of the reporting date are less than the exercise price, therefore value is assumed to be zero.

(3)	Value of the restricted stock is based on the option exercise price set at the grant date for the stock options which were granted contemporaneously with the restricted stock.
(4)

The Company is required to provide continued coverage under health and dental benefits, at its expense, for a period ending on the earlier of (i) twenty-four months from the date of termination, or (ii) the date comparable coverage is obtained from a successor employer. The cost was calculated by multiplying the Company’s monthly COBRA rate by the maximum number of months for which benefits would be provided.

Potential Termination Payments and Benefits for Termination As a Result of Death or Disability

Name	Base Salary	Bonus Payment ($)(1)	Value of Stock Option ($)(2)	Restricted Stock Awards ($)(3)	Benefits and Perquisites ($)	Total ($)
Douglas Mattscheck	—	$100,500	—	$500,000	—	$600,500

Wayne Byrne	—	$56,400	—	—	—	$56,400

Catherine Cuisson	—	$32,121	—	—	—	$32,121

Dennie Rexroad	—	$35,060	—	—	—	$35,060

Drew Walker	—	$33,094	—	—	—	$33,094

(1)	Bonus payment is calculated as 30% of the maximum payment under the non-equity incentive plan awards. The officer would be entitled to a pro rata portion of the annual bonus earned through the date of termination, if such amount were higher.
(2)	Certain officers have time-vesting stock options which have vested to date. None of the officers’ performance based vesting stock options have vested, as the performance awards have not met targeted performance levels as of the reporting date. The value of options as of the reporting date are less than the exercise price, therefore value is assumed to be zero.
(3)	Value of the restricted stock is based on the option exercise price set at the grant date for the stock options which were granted contemporaneously with the restricted stock.

Director Compensation

Our Board of Directors did not receive direct compensation from the Company relative to their participation on our Board for the year ended December 31, 2007.

PRINCIPAL STOCKHOLDERS

All of the outstanding shares of our issued and outstanding common stock are held by Holdings. The table below presents information regarding beneficial ownership of the equity securities of Holdings as of March 31, 2008 by each person who is known by us to beneficially own more than 5% of the equity securities of Holdings, by each of our directors, by each of our executive officers, and by all of our directors and executive officers as a group.

The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options beneficially owned by that person that are exercisable within 60 days following March 31, 2008. As of March 31, 2008, Holdings had 9,789,000 shares of common stock outstanding.

Notwithstanding the beneficial ownership of common stock presented below, various stockholder agreements govern the stockholders’ exercise of their voting rights with respect to the election of directors and certain other material events. The parties to these stockholders agreements have agreed to vote their shares to elect the board of directors as set forth therein. See “Certain Relationships and Related Party Transactions.”

Except as described in the agreements mentioned above or as otherwise indicated in a footnote, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o AGY Holding Corp., 2556 Wagener Road, Aiken, South Carolina, 29801.

Name and Address	Shares of Common Stock	Percent of Common Stock
Investment funds associated with Kohlberg & Company, LLC(1)	9,250,000	94.49%
Douglas Mattscheck(2)	266,667	3.36%
Wayne Byrne	—	—
Catherine Cuisson(3)	86,666	*
Dennie Rexroad(4)	61,000	*
Drew Walker(5)	61,000	*
Christopher Lacovara(6)	—	—
Samuel Frieder(6)	—	—
John Eastburn, Jr.(6)	—	—
Seth Hollander(6)	—	—
All directors and executive officers as a group (9 people)	542,000	5.38%

*	indicates less than 1% of common stock
(1)	Includes 4,881,991 shares owned by Kohlberg Investors V, LP (“Kohlberg V”), 3,550,555 shares owned by Kohlberg TE Investors V, LP (“Kohlberg TE V”), 490,510 shares owned by Kohlberg Partners V (“Partners V”) and 327,016 shares owned by Kohlberg Offshore Investors V, LP (“Offshore V”). Kohlberg Management V, LLC is the general partner of each of Kohlberg V, Kohlberg TE V, Partners V and Offshore V and is affiliated with Kohlberg & Company, LLC. The address of each of the entities described in this footnote (1) is 111 Radio Circle Mount Kisco, NY 10549.
(2)	Includes 133,334 shares which Mr. Mattscheck has the right to acquire within 60 days of March 31, 2008 by exercising stock options and includes 50,000 shares of restricted stock that vested on April 7, 2008.
(3)	Includes 66,666 shares which Ms. Cuisson has the right to acquire within 60 days of March 31, 2008 by exercising stock options.
(4)	Includes 40,000 shares which Mr. Rexroad has the right to acquire within 60 days of March 31, 2008 by exercising stock options.
(5)	Includes 40,000 shares which Mr. Walker has the right to acquire within 60 days of March 31, 2008 by exercising stock options.
(6)	Christopher Lacovara, Samuel Frieder, John Eastburn, Jr. and Seth Hollander each own membership interests in Kohlberg Management V, L.L.C., which is the general partner of the various investment funds that own shares as described in footnote (1) above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

We have entered into a stockholders agreement with Holdings and the stockholders of Holdings, including investment funds associated with our Sponsor and certain members of our management. Future stockholders may also be required to become parties to the agreement. The stockholders agreement contains agreements among the parties with respect to the election of our directors and the directors of Holdings, restrictions on the issuance of shares (including certain participation rights), restrictions on the transfer of shares (including tag-along rights, drag-along rights and a right of first offer) and other special corporate governance provisions (including the right of our Sponsor and its affiliates to approve various corporate actions).

Registration Rights Agreement

We have entered into a registration rights agreement with Holdings and the stockholders of Holdings, including investment funds associated with our Sponsor and certain members of our management. The registration rights agreement contains customary demand and piggyback registration rights. The agreement also requires Holdings and us to indemnify each holder of registrable securities and certain of their affiliates from liability arising from any violation of the securities laws by Holdings or us or any material misstatements or omissions made by Holdings or us in connection with a public offering.

Management Agreement

We have entered into a management agreement with Holdings and our Sponsor pursuant to which our Sponsor will provide management and other advisory services. In consideration for ongoing management and other advisory services, the management agreement requires us to pay our Sponsor an annual management fee of $750,000 and to reimburse our Sponsor for out-of-pocket expenses incurred in connection with its services. The management agreement also provides that our Sponsor will receive transaction fees in connection with certain subsequent financings and acquisition transactions. The management agreement includes customary indemnification provisions in favor of our Sponsor and its affiliates.

CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On December 28, 2007, we announced that the Audit and Risk Management Committee (the “Audit Committee”) of our Board of Directors decided to engage Deloitte & Touche LLP (“Deloitte”) as our independent auditor for the fiscal year 2007. Grant Thornton LLP (“Grant Thornton”) had previously served as our independent auditor.

Grant Thornton’s reports on the Company’s consolidated financial statements for the years ended December 31, 2005 and December 31, 2006 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2006 and December 31, 2005 and through the date hereof, there were no disagreements with Grant Thornton on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Grant Thornton’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company’s consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Grant Thornton with a copy of the foregoing disclosures. Attached as Exhibit 16.1 is a copy of Grant Thornton’s letter, dated May 8, 2008, stating its agreement with the statements concerning Grant Thornton in the foregoing disclosure.

During the years ended December 31, 2006 and December 31, 2005 and through the termination of Grant Thornton, as our independent auditor, the Company did not consult Deloitte with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

DESCRIPTION OF OTHER INDEBTEDNESS

Description Of Senior Secured Revolving Credit Facility

In connection with the Refinancing, we repaid all amounts outstanding under our then-existing first and second lien notes and entered into a new $40 million senior secured revolving credit facility. The senior secured revolving credit facility has a term of 60 months and includes sublimits for the issuance of letters of credit and swing line loans. The borrowing base for the senior secured revolving credit facility is equal to the sum of: (i) an advance rate against eligible accounts receivable of up to 90%, plus (ii) the lesser of (A) 65% of the book value of our eligible inventory (valued at the lower of cost or market) and (B) 85% of the net orderly liquidation value for our eligible inventory, plus (iii) up to $32.5 million of our eligible alloy inventory, minus (iv) 100% of market-to-market risk on certain interest hedging arrangements, minus (v) a reserve of $7.5 million. As of March 31, 2008, we had utilized $8.9 million of the credit facility for the issuance of standby letters of credit and had $11.7 million cash borrowings outstanding, leaving approximately $19.4 million available for additional borrowings. We intend to use the senior secured revolving credit facility primarily to finance our working capital needs and for general corporate purposes.

At our option, loans under the senior secured revolving credit facility bear interest based on either the eurodollar rate or base rate (a rate equal to the greater of the corporate base rate of interest established by the administrative agent from time to time, and the federal funds effective rate plus 0.50%) plus, in each case, an applicable margin. Generally, the applicable margin is expected to be:

•	1.75% in the case of eurodollar rate loans; and

•	0.75% in the case of base rate loans.

In addition, we pay customary commitment fees and letter of credit fees under the senior secured revolving credit facility. All obligations under the senior secured revolving credit facility are guaranteed by Holdings and all of our existing and future direct and indirect domestic subsidiaries. We may enter into swap agreements from time to time to reduce the risk of greater interest expense because of interest-rate fluctuations. Our and the guarantors’ obligations under the senior secured revolving credit facility are secured, subject to permitted liens and other agreed upon exceptions, by a first-priority perfected (subject to customary exceptions) security interest in substantially all of our and the guarantors’ assets.

Intercreditor agreements govern all arrangements in respect of the collateral between the senior secured revolving credit facility and certain other secured lending arrangements to which we are a party.

The senior secured revolving credit facility contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers and consolidations, dividends and other payments in respect to capital stock, transactions with affiliates, and optional payments and modifications of subordinated and other debt instruments. The senior secured revolving credit facility also includes customary events of default, including a default upon a change of control.

DESCRIPTION OF THE EXCHANGE NOTES

General

For purposes of this section, the terms “the Company,” “we” and “us” mean AGY Holding Corp. and not any of its subsidiaries. We issued $175,000,000 aggregate principal amount of senior second lien notes (the “notes”) under an indenture dated October 25, 2006 as supplemented by the First Supplemental Indenture dated March 28, 2008 (the “indenture”) among the Company, the Guarantors and U.S. Bank National Association, as trustee (in such capacity, the “trustee”), in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the notes include those stated in the indenture, the Security Documents and the Intercreditor Agreement (each as defined hereinafter) and those made part of the indenture by reference to the amended Trust Indenture Act of 1939 (the “TIA”).

The terms of the exchange notes are identical in all material respects to the outstanding notes except that, the exchange notes are registered under the Securities Act and free of any covenants regarding exchange registration rights.

The following description is a summary of the material provisions of the indenture. The description does not restate the agreement in its entirety. You are urged to read the indenture, the Security Documents and the Intercreditor Agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture, the Security Documents and the Intercreditor Agreement are available as described below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note is treated as the owner of it for all purposes. Only registered holders of notes have rights under the indenture.

Brief Description Of The Notes And The Note Guarantees

The Notes:

•	are general obligations of the Company;

•

are secured on a second-priority basis, equally and ratably with all of our obligations under any future Parity Lien Debt, by Liens on all of our assets other than the Excluded Assets (the “Collateral”), subject and subordinate to the Liens our obligations under the ABL Revolving Facility (defined below) and any other Priority Lien Obligations and other Permitted Prior Liens;

•

are effectively junior in right of payment, to the extent of the value of the Collateral, to our obligations under the ABL Revolving Facility and any other Priority Lien Obligations, which are secured on a first-priority basis by the Collateral that secures the notes;

•	are effectively junior to any Permitted Prior Liens, to the extent of the value of the assets of the Company subject to those Permitted Prior Liens;

•	are pari passu in right of payment with all of our other senior Indebtedness, including Indebtedness under the ABL Revolving Facility;

•	are senior in right of payment to any of our future subordinated Indebtedness, if any; and

•	are unconditionally guaranteed on a senior secured basis by the Guarantors.

The Note Guarantees

The notes are guaranteed by each of our existing and future Domestic Subsidiaries that guarantee our Indebtedness or any of our Restricted Subsidiaries, other than any Immaterial Subsidiary.

Each guarantee of the notes:

•	is a general obligation of that Guarantor;

•

is secured on a second-priority basis, equally and ratably with all obligations of that Guarantor under any other future Parity Lien Debt, by Liens on the Collateral of that Guarantor, subject and subordinate to the Liens securing that Guarantor’s guarantee of the ABL Revolving Facility obligations and any other Priority Lien Obligations and other Permitted Prior Liens;

•

is effectively junior in right of payment, to the extent of the value of the Collateral, to that Guarantor’s guarantee of the ABL Revolving Facility and any other Priority Lien Obligations, which is secured on a first-priority basis by the Collateral of that Guarantor that secure the notes;

•	is effectively junior to any Permitted Prior Liens, to the extent of the value of the assets of that Guarantor subject to those Permitted Prior Liens;

•	is pari passu in right of payment with all other senior Indebtedness of that Guarantor, including its guarantee of Indebtedness under the ABL Revolving Facility; and

•	is senior in right of payment to any future subordinated Indebtedness of that Guarantor, if any.

We and the Guarantors have total senior Indebtedness, including capital leases, of $187.8 million as of March 31, 2008 ($175 million of which is secured debt). In addition, we have the ability to borrow up to an additional $19.4 million under the ABL Revolving Facility, all of which would be senior Indebtedness. The indenture permits us and the Guarantors to incur additional senior Indebtedness.

All of our Subsidiaries, except AGY Europe SARL, are “Restricted Subsidiaries.” AGY Europe SARL consists of our European sales office and has nominal assets. In addition, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate additional Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries do not guarantee the notes.

Security For The Notes

The notes and the guarantees of the notes have the benefit of the Collateral, as to which the lenders under the ABL Revolving Facility and certain other holders of Priority Lien Obligations have a first-priority security interest and the holders of the notes and holders of certain Parity Lien Debt have a second-priority security interest (subject to Permitted Liens). We and the Guarantors are able to incur additional Indebtedness in the future which could share in the Collateral, including additional Priority Lien Obligations and additional Indebtedness that would be secured on a second-priority basis with the notes. The amount of all such additional Indebtedness of the Company and the Restricted Subsidiaries is limited by the covenants disclosed under “—Certain Covenants—Liens” and “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” Under certain circumstances the amount of such Priority Lien Obligations and additional Indebtedness could be significant.

The notes are secured by a second-priority lien on and security interest in the Collateral (subject to certain Permitted Liens). The Collateral consists of substantially all the assets of the Company, Holdings, and the Guarantors. Generally, the notes’ second-priority lien on and security interest in the Collateral are terminated and automatically released if the lien on such Collateral in favor of the Priority Lien Obligations is released.

Excluded Assets; Permitted Prior Liens

The notes are not secured by all of the assets that secure the ABL Revolving Facility. The indenture permits us and our Restricted Subsidiaries to maintain Liens upon certain assets (the “Excluded Assets”) as security for Obligations under the ABL Revolving Facility or other Priority Lien Obligations, without requiring us to grant Liens upon those assets as security for the notes or any future Parity Secured Debt. See “Risk factors—Offering risks—The indebtedness under our senior secured revolving credit facility is secured by certain assets that do not secure the notes.” The Excluded Assets consist of the Capital Stock of our Restricted Subsidiaries and

Unrestricted Subsidiaries and debt securities (including intercompany notes) issued by these Restricted Subsidiaries and Unrestricted Subsidiaries. The notes, however, are guaranteed by our Restricted Subsidiaries that are Domestic Subsidiaries and these guarantees are secured under the Security Documents, on a second-priority basis, with the Obligations under the ABL Revolving Facility or all other Priority Lien Obligations by all Collateral owned by such Guarantors.

All liens on Excluded Assets securing Obligations under the ABL Revolving Facility or other Priority Lien Obligations are held by the Bank Collateral Agent.

Property that is received by us or any of our Subsidiaries as proceeds from the sale, exchange or other disposition of any Excluded Assets and other proceeds of Excluded Assets (except proceeds from the foreclosure, collection or other enforcement of Liens upon Excluded Assets) will not constitute Excluded Assets and will be part of the Collateral, to the extent such property otherwise constitutes Collateral under the Security Documents, unless the proceeds are themselves Excluded Assets.

The security interest of the notes is also subject to certain Permitted Prior Liens. These Permitted Prior Liens include the security interest granted in favor of The Bank of Nova Scotia (“BofNS”) under the Consignment Agreement, according to which we granted BofNS a security interest in all platinum consigned under the Consignment Agreement and in all other platinum owned by us to secure our obligations under the Consignment Agreement. At March 31, 2008 and December 31, 2007, we leased 25,000 and 24,500 ounces, respectively, of platinum under the Consignment Agreement, with a notional value of approximately $51.0 million and $37.4 million, respectively, as calculated on such date. At March 31, 2008 and December 31, 2007, we leased platinum and rhodium from Owens Corning with a notional value of approximately $58.1 million and $50.8 million, respectively.

Security Documents and certain related intercreditor provisions

We, the Guarantors, the Notes Collateral Agent and the trustee have entered into one or more Security Documents creating and establishing the terms of the security interests that secure the notes and the Note Guarantees. These security interests secure the payment and performance when due of all of the Obligations of the Company and the Guarantors under the notes, the indenture, the Note Guarantees and the Security Documents, as provided in the Security Documents. We and the Guarantors have completed all filings and other similar actions required in connection with the perfection of such security interests. The trustee has been appointed, pursuant to the indenture, as the Notes Collateral Agent. The trustee, Notes Collateral Agent and each Noteholder and each other holder of, or obligee in respect of, any Obligations in respect of the notes outstanding at such time are referred to collectively as the “Noteholder Secured Parties.”

Intercreditor Agreement

We, the Guarantors, the trustee, the Notes Collateral Agent and the Bank Collateral Agent entered into the Intercreditor Agreement. Although the holders of the notes are not party to the Intercreditor Agreement, by their acceptance of the notes they agree to be bound thereby. Pursuant to the terms of the Intercreditor Agreement, the Bank Collateral Agent determines the time and method by which the security interests in the Collateral will be enforced.

The aggregate amount of the obligations secured by the Collateral may, subject to the limitations set forth in the indenture, be increased. All or a portion of the obligations secured by the Collateral may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the liens held by the Noteholders or the provisions of the Intercreditor Agreement defining the relative rights of the parties thereto. The lien priorities provided for in the Intercreditor Agreement shall not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, replacement, renewal, restatement or refinancing of either the obligations secured by the Collateral, by the release of any Collateral or of any guarantees securing any secured obligations or by any action that any representative or secured party may take or fail to take in respect of any Collateral or any defect or deficiencies in, or failure to perfect, the liens securing the Priority Lien Obligations secured by any Collateral or any other circumstance whatsoever. All liens on the Collateral securing the Priority Lien Obligations shall be and remain senior in right, priority, operation, effect and all other respects to all liens held by the Holders of the notes, whether or not such liens securing the Priority Lien Obligations are subordinated to any lien securing any other obligation of the Company or the Guarantors.

No Action with Respect to the Collateral

The Intercreditor Agreement provides that none of the Noteholder Secured Parties may commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or institute any action or proceeding with respect to any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the Collateral under any Security Document, applicable law or otherwise, at any time when the Collateral is subject to any first-priority security interest and any Priority Lien Obligations secured by such Collateral remain outstanding or any letter of credit has not been cancelled or fully cash collateralized or all amounts thereunder have not been reimbursed in full or any commitment to extend credit that would constitute such Priority Lien Obligations remain in effect. Only the Bank Collateral Agent and the holders of Priority Lien Obligations secured by any Collateral shall be entitled to take any such actions or exercise any such remedies during such time, all in such order and such manner as they may determine in their sole discretion. Notwithstanding the foregoing, the Notes Collateral Agent may, but shall have no obligation to, take all such actions it deems necessary to perfect or continue the perfection of the Noteholders’ second-priority security interest in the Collateral.

No Duties of Bank Collateral Agent

The Intercreditor Agreement provides that neither the Bank Collateral Agent nor any holder of any Priority Lien Obligations secured by any Collateral has any duties or other obligations to any Noteholder Secured Party with respect to the Collateral, other than to transfer to the trustee any proceeds of any such Collateral in which the Notes Collateral Agent continues to hold a security interest and that are remaining following (x) any sale, transfer or other disposition of such Collateral (in each case, unless the Noteholders’ lien on all such Collateral is terminated and released prior to or concurrently with such sale, transfer, disposition, payment or satisfaction) and (y) the payment and satisfaction in full of such Priority Lien Obligations and the cancellation or full cash collateralization of all letters of credit and reimbursement in full of all amounts thereunder and the termination of any commitment to extend credit that would constitute such Priority Lien Obligations, or, if the Bank Collateral Agent is in possession of all or any part of such Collateral after such payment and satisfaction in full and termination, such Collateral or any part thereof remaining, in each case without representation or warranty on the part of the Bank Collateral Agent or any such lender. In addition, the Intercreditor Agreement further provides that, until the Priority Lien Obligations secured by any Collateral shall have been paid and satisfied in full and all letters of credit have been cancelled or fully cash collateralized and all amounts thereunder have been reimbursed in full, and any commitment to extend credit that would constitute Priority Lien Obligations secured thereby shall have been terminated, the Bank Collateral Agent is entitled, for the benefit of the holders of such Priority Lien Obligations, to sell, transfer or otherwise dispose of or deal with such Collateral without regard to any second-priority security interest therein or any rights to which any Noteholder Secured Party would otherwise be entitled as a result of such second-priority security interest. Without limiting the foregoing, the trustee and the Notes Collateral Agent agree in the Intercreditor Agreement and each Holder of the notes agrees by its acceptance of the notes that neither the Bank Collateral Agent nor any holder of any Priority Lien Obligations secured by any Collateral has any duty or obligation first to marshal or realize upon the Collateral, or to sell, dispose of or otherwise liquidate all or any portion of the Collateral, in any manner that would maximize the return to the

Noteholder Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Noteholder Secured Parties from such realization, sale, disposition or liquidation. The Intercreditor Agreement additionally provides that the Notes Collateral Agent and the trustee waive, and each Holder of the notes waives by its acceptance of the notes, any claim that may be had against the Bank Collateral Agent or any holder of any Priority Lien Obligations arising out of;

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any actions which the Bank Collateral Agent or such holder of Priority Lien Obligations take or omit to take with respect to the Collateral (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or disposition of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the Priority Lien Obligations from any account debtor, guarantor or any other party) or the collection of such Priority Lien Obligations or the valuation, use, protection or release of any security for such Priority Lien Obligations;

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any election by the Bank Collateral Agent or such holder of Priority Lien Obligations, in any proceeding instituted under Title 11 of the United States Code of the application of Section 1111(b) of Title 11 of the United States Code; or

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any borrowing of, or grant of a security interest or administrative expense priority under Section 364 of Title 11 of the United States Code to, or the use of cash collateral by, Holdings or any of its subsidiaries as debtor-in-possession.

No Interference; Payment Over; Reinstatement

The trustee and the Notes Collateral Agent agree in the Intercreditor Agreement and each Holder of the notes agrees by its acceptance of the notes that:

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it will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Lien that the Holders of the notes have on the Collateral pari passu with, or to give the trustee or the Holders of the notes any preference or priority relative to, any lien that the holders of any Priority Lien Obligations secured by any Collateral have with respect to such Collateral;

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it will not challenge or question in any proceeding the validity or enforceability of any first-priority security interest in the Collateral, the validity, attachment, perfection or priority of any lien held by the holders of any Priority Lien Obligations secured by any Collateral, or the validity or enforceability of the priorities, rights or duties established by or other provisions of the Intercreditor Agreement;

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it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Collateral by the Bank Collateral Agent or the holders of any Priority Lien Obligations secured by such Collateral;

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it will have no right to (A) direct the Bank Collateral Agent or any holder of any Priority Lien Obligations secured by any Collateral to exercise any right, remedy or power with respect to such Collateral or (B) consent to the exercise by the Bank Collateral Agent or any holder of any Priority Lien Obligations secured by the Collateral of any right, remedy or power with respect to such Collateral;

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it will not object to the forbearance by the Bank Collateral Agent or any holder of Priority Lien Obligations secured by any Collateral from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral;

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it will not oppose or seek to challenge any claim by the Bank Collateral Agent or any holder of Priority Lien Obligations secured by any Collateral for allowance in any judicial or insolvency proceeding consisting of post-petition interest, fees or expenses (it being understood that the Bank Collateral Agent and the holders of the Priority Lien Obligations will not contest any similar action by the Notes Collateral Agent or any Holders of notes);

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if, in connection with any judicial or insolvency proceeding, debt obligations of the reorganized debtor secured by liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of the Priority Lien Obligations and on account of the obligations under the notes, then to the extent the debt obligations distributed on account of the Priority Lien Obligations and on account of the obligations under the notes are secured by liens upon the same property, it agrees that the provisions of the Intercreditor Agreement shall survive the distribution of such debt obligations and will apply with like effect on the liens securing such debt obligations;

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it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the Bank Collateral Agent or any holder of any Priority Lien Obligations secured by any Collateral seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and neither the Bank Collateral Agent nor any holders of under any Priority Lien Obligations secured by any Collateral will be liable for, any action taken or omitted to be taken by the Bank Collateral Agent or such lenders with respect to such Collateral;

•	it will not seek, and will waive any right, to have any Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral; and

•	it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Intercreditor Agreement.

The trustee and the Notes Collateral Agent agree in the Intercreditor Agreement and each Holder of the notes agrees by its acceptance of the notes that if it obtains possession of the Collateral or realizes any proceeds or payment in respect of the Collateral, pursuant to any Security Document or by the exercise of any rights available to it under applicable law or in any bankruptcy, insolvency or similar proceeding or through any other exercise of remedies, at any time when any Priority Lien Obligations secured or intended to be secured by such Collateral remains outstanding or any commitment to extend credit that would constitute Priority Lien Obligations secured or intended to be secured by such Collateral remains in effect, then it will hold such Collateral, proceeds or payment in trust for the Bank Collateral Agent and the holders of any Priority Lien Obligations secured by such Collateral and transfer such Collateral, proceeds or payment, as the case may be, to the Bank Collateral Agent. The trustee, the Notes Collateral Agent and each Holder of the notes further agree that if, at any time, all or part of any payment with respect to any Priority Lien Obligations secured by any Collateral previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the Bank Collateral Agent any payment received by it in respect of any such Collateral and shall promptly turn any such Collateral then held by it over to the Bank Collateral Agent, and the provisions set forth in the lntercreditor Agreement will be reinstated as if such payment had not been made, until the payment and satisfaction in full of such Priority Lien Obligations. The trustee and the Notes Collateral Agent and each Holder of the notes agrees by its acceptance of the notes that if it becomes a judgment lien creditor in respect of its enforcement of its rights as an unsecured creditor, such judgment will be subject to the Intercreditor Agreement for all purposes.

Agreements with Respect to Bankruptcy or Insolvency Proceedings

If we or any of our subsidiaries becomes subject to a case under the U.S. Bankruptcy Code and, as debtor(s)-in-possession, moves for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the U.S. Bankruptcy Code or the use of cash collateral as defined in Section 363 of the U.S. Bankruptcy Code, the trustee and the Notes Collateral Agent agree in the Intercreditor Agreement and each Holder agrees by its acceptance of the notes that it will raise no objection to any such financing or to the Liens on the Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral, unless the Bank Collateral Agent or the holders of a majority of Priority Lien Obligations secured by such Collateral oppose or object to such DIP Financing or such DIP Financing Liens or use of such cash collateral (and, to the extent that such DIP Financing Liens are senior to, or rank pari passu with, the Liens of such Priority Lien Obligations in such Collateral, the trustee and the Notes Collateral Agent will, for themselves and on behalf of the Holders of the notes, subordinate the liens of the Noteholder Secured Parties in such

Collateral to the liens of the Priority Lien Obligations in such Collateral and the DIP Financing Liens), so long as the Noteholder Secured Parties retain liens on all the Notes Collateral, including proceeds thereof arising after the commencement of such proceeding, with the same priority in relation to the Priority Lien Obligations as existed prior to the commencement of the case under the U.S. Bankruptcy Code. If the Bank Collateral Agent or any holders of Priority Lien Obligations are granted adequate protection in connection with any cash collateral or DIP Financing, the trustee and the Holders of the notes may seek or request adequate protection in the form of a lien on such additional collateral, which lien will be subordinated to the liens securing the Priority Lien Obligations and such cash collateral use or DIP Financing on the same basis as the other liens securing the notes are subordinated to the Priority Lien Obligations. In the event the trustee and/or the Holders of the notes seek or request adequate protection in respect of obligations under the notes and such adequate protection is granted in the form of additional Collateral, then the trustee and the Holders of the notes, agree that the Bank Collateral Agent and the holders of Priority Lien Obligations will also be granted a senior lien on such additional Collateral as security for the Priority Lien Obligations and for any cash collateral use or DIP Financing provided by the holders of the Priority Lien Obligations and that any lien on such additional Collateral securing the notes shall be subordinated to the lien on such Collateral securing the Priority Lien Obligations and any such DIP Financing provided by the holders of Priority Lien Obligations and to any other liens granted to the holders of Priority Lien Obligations as adequate protection on the same basis as the other liens securing the notes are subordinated to such Priority Lien Obligations under the Intercreditor Agreement. The trustee and the Notes Collateral Agent agree in the Intercreditor Agreement and each Holder of the notes agrees by its acceptance of the notes that it will not object to or oppose a sale or other disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the Bank Collateral Agent or the holders of a majority of Priority Lien Obligations shall have consented to such sale or disposition of such Collateral.

Insurance

Unless and until written notice by the Bank Collateral Agent to the trustee that the obligations under the ABL Revolving Facility have been paid in full and all commitments to extend credit under the ABL Revolving Facility shall have been terminated, as between the Bank Collateral Agent, on the one hand, and the trustee and Notes Collateral Agent, as the case may be, on the other hand, only the Bank Collateral Agent has the right (subject to the rights of the borrowers and guarantors under the security documents related to the ABL Revolving Facility and the indenture and the Security Documents) to adjust or settle any insurance policy or claim covering or constituting Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Collateral.

Refinancings of the ABL Revolving Facility and the Notes

The Obligations under the ABL Revolving Facility and the Obligations under the indenture and the notes may be refinanced or replaced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing transaction under the ABL Revolving Facility or any security document related thereto and the indenture and the Security Documents) of the Bank Collateral Agent or any holder of Priority Lien Obligations or any Noteholder Secured Party, all without affecting the Lien priorities provided for in the Intercreditor Agreement. However, the holders of any such refinancing or replacement Indebtedness (or an authorized agent or trustee on their behalf) bind themselves in writing to the terms of the Intercreditor Agreement pursuant to such documents or agreements (including amendments or supplements to the Intercreditor Agreement) as the Bank Collateral Agent or the Notes Collateral Agent shall reasonably request and in form and substance reasonably acceptable to the Bank Collateral Agent or the Notes Collateral Agent. In connection with any refinancing or replacement contemplated by the foregoing paragraph, the Intercreditor Agreement may be amended at our request and sole expense and without the consent of either the Bank Collateral Agent or the Notes Collateral Agent (a) to add parties (or any authorized agent or trustee therefor) providing any such refinancing or replacement indebtedness and (b) to establish that Liens on any Collateral securing such refinancing or replacement indebtedness shall have the same priority as the Liens on any Collateral securing the indebtedness being refinanced or replaced, all on the terms provided for herein immediately prior to such refinancing or replacement.

Use and Proceeds of Collateral

After the satisfaction of all obligations under any Priority Lien Obligations secured by Collateral and the termination of all commitments to extend credit that would constitute Priority Lien Obligations secured or intended to be secured by any Collateral, the trustee will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration, including any amounts owed to the trustee in its capacity as trustee or Notes Collateral Agent) of the Collateral received by it under the Security Documents for the ratable benefit of the Holders of the notes in accordance with the terms of the Intercreditor Agreement, the indenture and the Security Documents.

Subject to the terms of the security documents related to the ABL Revolving Facility and the Security Documents, we and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the notes (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral and deposited with the Notes Collateral Agent or the Bank Collateral Agent or another financial institution subject to a control agreement for the benefit of the Bank Collateral Agent and the Notes Collateral Agent in accordance with the provisions of the Security Documents, for which the Company and the Guarantors have the right to use subject to certain limited circumstances, and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom. See “Risk factors—Offering risks—In the event of a bankruptcy you may be limited in your ability to realize value from the collateral.”

Conflicts among the Intercreditor Agreement, the Senior Credit Documents, the Indenture and the Security Documents

In the event of any conflict between the provisions of the Intercreditor Agreement and the provisions of the indenture or the Security Documents or the ABL Revolving Facility and related documents, the provisions of the Intercreditor Agreement will govern and control.

Release of Collateral

We and the Guarantors are entitled to the releases of property and other assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

(1)	to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “—Repurchase at the Option of Holders —Asset Sales”;

(2)	in the case of a Guarantor that is released from its Guarantee with respect to the notes, the release of the property and assets of such Guarantor; or

(3)	as described under “—Amendment, Supplement and Waiver” below.

The second-priority lien on the Collateral securing the notes will terminate and be released automatically if the first-priority liens on the Collateral are released by the Bank Collateral Agent (unless, at the time of such release of such first-priority liens, a Default shall have occurred and be continuing under the indenture). Notwithstanding the existence of a Default, the second-priority lien on the Collateral securing the notes shall also terminate and be released automatically to the extent the first-priority liens on the Collateral are released by the Bank Collateral Agent in connection with a sale, transfer or disposition of Collateral that is either not prohibited under the indenture or occurs in connection with the foreclosure of, or other exercise of remedies with respect to, such Collateral by the Bank Collateral Agent (except with respect to any proceeds of such sale, transfer or disposition that remain after satisfaction in full of the Priority Lien Obligations). The liens on the Collateral securing the notes that otherwise would have been released pursuant to the first sentence of this paragraph will be released when such Default and all other Defaults under the indenture cease to exist. The security interests in all Collateral securing the notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the notes and all other Obligations under the indenture, the Guarantees under the indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the indenture as described below under “—Legal Defeasance and Covenant Defeasance” or a discharge of the indenture as described under “—Satisfaction and Discharge.”

Compliance with Trust Indenture Act

The indenture provides that we will comply with the provisions of TIA §314(b).

To the extent applicable, we will comply with TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the security documents. Any certificate or opinion required by TIA §314(d) may be made by one of our officers except when TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the trustee. Notwithstanding anything to the contrary in this paragraph, we are not be required to comply with all or any portion of TIA §314(d) if we determine, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.

Principal, Maturity And Interest

We issued $175,000,000 in aggregate principal amount of notes and may issue additional notes under the indenture from time to time in the future. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We issued notes in denominations of $2,000 and integral multiples of $1,000. The notes will mature on November 15, 2014.

Interest on the notes accrues at the rate of 11% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2008. Interest on overdue principal and interest and Additional Interest, if any, will accrue at a rate that is 2% higher than the then applicable interest rate on the notes. We will make each interest payment to the holders of record at the close of business on the immediately preceding May 1 and November 1.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to us, we or the paying agent will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we or the paying agent elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee initially acts as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders of the notes are required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note is treated as the owner of it for all purposes. Only registered holders of the notes have rights under the indenture.

Note Guarantees

The notes are unconditionally guaranteed by each of our current, and will be guaranteed by each of our future, Domestic Subsidiaries that guarantee our indebtedness or any of our Restricted Subsidiaries, other than any Immaterial Subsidiary. These Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee are limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk factors—Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees and require note holders to return payments received from us or guarantors.”

Each guarantee of the notes:

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is secured on a second-priority basis, equally and ratably with all obligations of that Guarantor under any other future Parity Lien Debt, by Liens on the Collateral of that Guarantor, subject and subordinate to the Liens securing that Guarantor’s guarantee of the ABL Revolving Facility obligations and any other Priority Lien Obligations and other Permitted Prior Liens; and

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is effectively junior in right of payment, to the extent of the value of the Priority Lien Collateral, to that Guarantor’s guarantee of the ABL Revolving Facility and any other Priority Lien Obligations, which is secured on a first-priority basis by the Collateral of that Guarantor that secure the notes.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture and the Security Documents.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the provisions of the indenture including the first paragraph of the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the provisions of the indenture including the first paragraph of the “Asset Sale” provisions of the indenture;

(3)	if we designate any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)	if such Guarantor is released from its guarantee of all other Indebtedness of the Company or any Restricted Subsidiary; provided that if such Guarantor shall guarantee or otherwise provide direct credit support for any Indebtedness of the Company or any Restricted Subsidiary at a later date, then such Guarantor will again become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it provided such guarantee or direct credit support; or

(5)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “ —Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to November 15, 2009, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 111% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings or a contribution to our common equity capital made with the net cash proceeds of a concurrent offering of Equity Interests (other than Disqualified Stock) of Parent (whether offered or sold independently or as a part of an offering or sale of units); provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by us and our Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering or contribution.

At any time prior to November 15, 2010, we may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice, mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption (the “Redemption Date”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the notes are not redeemable at our option prior to November 15, 2010.

On or after November 15, 2010, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2010	105.50%
2011	102.75%
2012 and thereafter	100.00%

Unless we default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

We may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the indenture.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all or any part (equal to $2,000 and integral multiples of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, we will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, we will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 and integral multiples of $1,000. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable as a result of the Change of Control. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The ABL Revolving Facility includes provisions that may restrict us from purchasing notes at any time before the notes become due and payable or are otherwise required to be paid under the indenture. The ABL Revolving Facility will provide that the occurrence of certain events that would constitute a Change of Control constitute a default under the ABL Revolving Facility and requires that any outstanding debt under that facility be repaid upon the occurrence of certain of the events that would constitute a Change of Control.

We will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and our Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

We will not, and we will not permit any of our Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	we (or our Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received by us or our Restricted Subsidiary in the Asset Sale or is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a)	Cash Equivalents;

(b)	any liabilities, as shown on our most recent consolidated balance sheet or the most recent balance sheet of any of our Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee), that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases us or such Restricted Subsidiary from further liability; and

(c)	any securities, notes or other obligations received by us or one of our Restricted Subsidiaries from such transferee that are, within 90 days following the Asset Sale, converted by us or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at our option:

(1)	to repay Priority Lien Obligations;

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of us or is merged with and into us or a Restricted Subsidiary;

(3)	to make a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the third paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within 15 days thereof, we will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The ABL Revolving Facility contains provisions that may restrict us from purchasing notes, including in connection with a Change of Control and an Asset Sale Offer. Any future credit agreements or other agreements relating to senior Indebtedness to which we become a party may contain similar restrictions. In the event a Change of Control or Asset Sale occurs at a time when we are prohibited from purchasing notes, we could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the ABL Revolving Facility or other agreements governing our senior Indebtedness.

Selection And Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

We will not, and we will not permit any of our Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of our or any of our Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of our Restricted Subsidiaries) or to the direct or indirect holders of our or any of our Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in our Equity Interests (other than Disqualified Stock) and other than dividends or distributions payable to us or one of our Restricted Subsidiaries);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving us) any of our Equity Interests or any of our direct or indirect parents (other than any such Equity Interest owned by us or any of our Restricted Subsidiaries);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any of our Indebtedness or Indebtedness of any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among us and any of our Restricted Subsidiaries), except (a) a payment of interest or principal, in each case, at the Stated Maturity thereof or (b) the purchase, redemption, defeasance or other acquisition or retirement of any such subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or payment at final maturity, in each case due within one year; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and immediately after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and our Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of our Consolidated Net Income for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net cash proceeds, and the Fair Market Value of any property other than cash, received by us since the Issue Date as a contribution to our common equity capital or from the issue or sale of our Equity Interests (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(c)	to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	to the extent that any of our Unrestricted Subsidiaries designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the Fair Market Value of the our Investment in such Subsidiary as of the date of such redesignation; plus

(e)	any dividends or other distributions received by us or any of our Restricted Subsidiaries that is a Guarantor after the Issue Date from any of our Unrestricted Subsidiaries or any Restricted Investment made after the Issue Date, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period and were not used to reduce Investments made pursuant to clause (15) of the definition of “Permitted Investments”;

provided, however, that the sum of clauses (c), (d) and (e) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to any of our Subsidiaries) of, our Equity Interests (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to us; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of us or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by any of our Restricted Subsidiaries to the holders of any class of its Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of us or any of our Restricted Subsidiaries or any distribution, loan or advance to Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent, in each case held by any current or former officer, director or employee of us or any of our Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or other agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $4.0 million in any twelve-month period (plus the proceeds from the issuance of Equity Interests to officers, directors or employees); provided, further, that we may carry over and make in the two immediately subsequent twelve-month periods, in addition to the amounts permitted for any such twelve-month period, the amount of such repurchases, redemptions or other acquisitions or retirements for value permitted to have been made, but not made in the two immediately preceding twelve-month periods; it being understood that the cancellation of Indebtedness owed by management to us in connection with such repurchase or redemption will not be deemed to be a Restricted Payment; provided, further, that any Equity Interests repurchased, redeemed, acquired or retired from the proceeds of Indebtedness issued pursuant to clause (13) under the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” will be a Restricted Payment under this clause (5) only upon the repayment of principal of such Indebtedness;

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of us or any of our Restricted Subsidiaries issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8)	Permitted Payments to Parent;

(9)	the repayment or repurchase of Indebtedness that is subordinated in right of payment to the notes or the Note Guarantees upon an asset sale or Change of Control if and to the extent that such repayment or repurchase was required by the provisions of such Indebtedness; provided that, prior to such repayment or repurchase, we shall have made the Asset Sale Offer or Change of Control Offer, as applicable, with respect to the notes as required by the indenture, and we shall have repurchased all notes validly tendered for payment and not validly withdrawn in connection with such Asset Sale Offer or Change of Control Offer, as applicable;

(10)	the payment of dividends on common stock of the Company or any direct or indirect parent entity following the first bona fide underwritten public offering of common stock of the Company or any direct or indirect parent entity after the Issue Date of up to 6% per annum of the net proceeds received from all public offerings; provided, however, that the aggregate amount of all such dividends shall not exceed the aggregate amount of net proceeds received from all public offerings;

(11)	the distribution, dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to us or any of our Restricted Subsidiaries by any of our Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents); and

(12)	other Restricted Payments in an aggregate amount not to exceed $15.0 million since the Issue Date,

provided that, in the case of Restricted Payments pursuant to clauses (5), (7), (9), (10), (11) and (12) above, no Default has occurred and is continuing or would be caused as a consequence of such payment.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by our Board of Directors whose resolution with respect thereto will be delivered to the trustee. Our Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $15.0 million.

Incurrence of Indebtedness and issuance of preferred stock

We will not, and we will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any of our Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that we may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, and the proceeds thereof applied at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by us and any of our Restricted Subsidiaries of Indebtedness and letters of credit and bankers’ acceptances under a Credit Facility in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of us and our Restricted Subsidiaries thereunder) not to exceed the greater of (x) $40.0 million and (y) the amount of the Borrowing Base as of the date of such incurrence;

(2)	the incurrence by us and our Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by us and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement in an aggregate principal amount not to exceed the amount outstanding on the Issue Date;

(4)	the incurrence by us or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in our business or any of our Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5)	the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3) or (5) of this paragraph;

(6)	the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of our Restricted Subsidiaries; provided, however, that:

(a)	if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company (in either case, other than to a holder of a Lien permitted under the indenture) will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of our Restricted Subsidiaries to us or to any of our Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company, (in either case, other than to a holder of a Lien permitted under the indenture) will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by us or any of our Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company or by a Restricted Subsidiary of the Company that is not a Guarantor of Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by us or any of our Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, letters of credit, performance, appeal and surety bonds in the ordinary course of business;

(11)	Indebtedness arising from agreements of us or our Restricted Subsidiaries of the Company providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or any of our Restricted Subsidiaries, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness in the case of a disposition shall at no time exceed the gross proceeds actually received by us and our Restricted Subsidiaries in connection with such disposition;

(12)	the incurrence by us or any of our Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(13)	the incurrence by us or any of our Restricted Subsidiaries of Indebtedness in connection with the purchase, redemption or other acquisition or retirement of Equity Interests held by any current or former officer, director or employee of Parent, us or any of our Restricted Subsidiaries; provided that such repurchase, redemption or other acquisition or retirement is permitted by clause (5) of the exceptions to the covenant described above under the caption “—Restricted Payments”; provided, further, that such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes;

(14)	Indebtedness or Disqualified Stock of us and Indebtedness or preferred stock of any of our Restricted Subsidiaries in an aggregate amount since the Issue Date equal to 100% of the net cash proceeds received by us since immediately after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to our common equity capital as determined in accordance with clause (3)(b) of the second paragraph of “—Certain Covenants—Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the third paragraph of “—Certain Covenants—Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(15)	Indebtedness, Disqualified Stock or preferred stock of Persons that are acquired by us or any of our Restricted Subsidiaries thereof but do not become Guarantors or merged into any of our Restricted Subsidiaries that is not a Guarantor in accordance with the terms of the indenture; provided that such Indebtedness, Disqualified Stock or preferred stock is not incurred in contemplation of such acquisition or merger; provided, further, that after giving effect to such acquisition or merger, we would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant;

(16)	Indebtedness of our Company’s Foreign Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding pursuant to this clause (16); and

(17)	the incurrence by us or any of our Restricted Subsidiaries of additional Indebtedness (which additional Indebtedness may be incurred, in whole or in part, under a Credit Facility) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (17), not to exceed $20.0 million.

We will not incur, and will not permit any Restricted Subsidiary to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of us solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the second paragraph of this covenant, we will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the ABL Revolving Facility outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in our Fixed Charges as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that we or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

We will not, and we will not permit any Guarantor to, create, incur, assume or otherwise cause or suffer to exist or become effective, any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of our or their property or assets, now owned or hereafter acquired.

Dividend and other payment restrictions affecting subsidiaries

We will not, and we will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to us or any of our Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to us or any of our Restricted Subsidiaries;

(2)	make loans or advances to us or any of our Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to us or any of our Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness as in effect on the Issue Date and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2)	the ABL Revolving Facility and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(3)	the indenture, the notes, the Note Guarantees and the Security Documents;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)	customary non-assignment provisions in contracts, leases or licenses entered into in the ordinary course of business;

(7)	purchase money obligations for property, including alloy metals, acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” and restrictions in the agreements relating thereto that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of our Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(13)	any encumbrance or restriction in connection with an acquisition of property, so long as such encumbrance or restriction relates solely to the property so acquired and was not created in connection with or in anticipation of such acquisition;

(14)	provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Capital Stock of a Person other than on a pro rata basis with respect to that class of Capital Stock;

(15)	restrictions on the transfer of assets imposed under any agreement to sell such assets permitted under the indenture to any Person pending the closing of such sale;

(16)	customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of assets of, or ownership interests in, such partnership, limited liability company, joint venture or similar Person;

(17)	Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary;

(18)	restrictions on the ability of any Foreign Subsidiary to make dividends or other distributions resulting from the operation of payment defaults and reasonable financial covenants contained in documentation governing Indebtedness of such Foreign Subsidiary permitted to be incurred under the indenture provided that such encumbrances or restrictions will not materially affect the Company’s ability to make anticipated principal and interest payments on the notes (as determined in good faith by our Board of Directors); and

(19)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (18) above permitted to be incurred subsequent to the Issue Date; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, in the good faith judgment of our Board of Directors, taken as a whole, than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, consolidation or sale of assets

We will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not we are the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets and our Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia (provided that if such Person is not a corporation, such Person shall be required to cause a Subsidiary of such Person that is a corporation to be a co-obligor under the notes);

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all our obligations under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	us or the Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, conveyance or other disposition has been made, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) would have a Fixed Charge Coverage Ratio greater than our Fixed Charge Coverage Ratio immediately prior to such transaction. In addition, we will not, directly or indirectly, lease all or substantially all of the properties and assets of us and our Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of us with an Affiliate solely for the purpose of reincorporating us in another jurisdiction;

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among us and our Restricted Subsidiaries; or

(3)	transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction.

Transactions with Affiliates

We will not, and will not permit any of our Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of our Affiliates involving aggregate consideration in excess of $2.0 million on or after the Issue Date (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated Person; and

(2)	we deliver to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of our Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of our Board of Directors; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to us or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by us or any of our Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among us and/or our Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of us) that is an Affiliate of us solely because we own, directly or through a Restricted Subsidiary, an Equity Interest in, or control, such Person;

(4)	payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of us;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of us to Affiliates us and the granting of registration rights in connection therewith;

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Certain Covenants—Restricted Payments”;

(7)	Permitted Investments;

(8)	any transaction pursuant to any agreement in existence on the Issue Date or any amendment or replacement thereof that, taken in its entirety, is no less favorable to us than the agreement as in effect on the Issue Date;

(9)	the payment of indemnities provided for by our charter, by-laws and written agreements and reasonable fees to directors of us, Parent and the Restricted Subsidiaries who are not employees of us, Parent or the Restricted Subsidiaries;

(10)	loans or advances to officers, directors and employees of us and our Restricted Subsidiaries not to exceed $1.0 million in the aggregate at any one time outstanding; provided, however, we may loan officers, directors and employees an amount not to exceed $4.0 million at any time outstanding to finance the purchase of Capital Stock of us or any of our Restricted Subsidiaries;

(11)	any tax sharing agreement or arrangement and payments pursuant thereto among us and our Subsidiaries and any other Person with which we or our Subsidiaries is required or permitted to file a consolidated, combined or unitary tax return or with which we or any of our Restricted Subsidiaries is or could be part of a consolidated, combined or unitary group for tax purposes in amounts not otherwise prohibited by the indenture;

(12)	transactions with a joint venture engaged in a Permitted Business; provided that all the outstanding ownership interests of such joint venture are owned only by us, our Restricted Subsidiaries and Persons who are not Affiliates of us;

(13)	transactions with customers, clients, suppliers or purchasers or sellers of goods, in each case in the ordinary course of business;

(14)	transactions which have been approved by a majority of the disinterested members of the Board of Directors and with respect to which an independent financial advisor has delivered an opinion as to the fairness to us or such Restricted Subsidiary of such transaction from a financial point of view;

(15)	transactions pursuant to the Management Agreement;

(16)	any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged into us or a Restricted Subsidiary of us; provided, that such agreement was not entered into contemplation of such acquisition or merger, or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the notes when taken as a whole as compared to the applicable agreement as in effect on the date of such acquisition or merger);

(17)	any loans, advances or transfers to AGY Europe SARL not to exceed $2.0 million in the aggregate at any one time; and

(18)	any Qualified Receivables Transaction.

Additional Note Guarantees

If we or any of our Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than a Receivables Subsidiary) on or after the Issue Date and such Domestic Subsidiary guarantees or otherwise provides direct credit support for any Indebtedness of us or any Restricted Subsidiary, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired, created or provided such direct credit support; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

Our Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by us and our Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will be treated as a Restricted Payment under the covenant described above under the caption “—Restricted Payments” or a Permitted Investment under one or more clauses of the definition of Permitted Investments, as determined by us. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Our Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of any of our Subsidiaries as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant.

Our Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of us; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of us of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for consent

We will not, and we will not permit any of our Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Business Activities

We will not, and we will not permit any of our Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and our Restricted Subsidiaries taken as a whole.

Reports

Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, we will furnish to the holders of notes or cause the trustee to furnish to the holders of notes:

(1)	within the time period specified in the Commission’s rules and regulations for filing of annual reports for each fiscal year, audited year-end consolidated financial statements of us and our Subsidiaries (including a balance sheet, statement of operations and statement of cash flows) prepared in accordance with GAAP, including a “Management’s Discussion and Analysis of Financial Condition and Result of Operations” for such fiscal year;

(2)	within the time period specified in the Commission’s rules and regulations for filing of quarterly reports for each fiscal quarter, unaudited quarterly consolidated financial statements of us and our Subsidiaries (including a balance sheet, statement of operations and statement of cash flows) prepared in accordance with GAAP, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for such fiscal quarter, subject to normal year-end adjustments and the absence of footnotes, provided that the financial information for the fiscal quarter ended September 30, 2006 shall be required to be furnished no later than January 15, 2007; and

(3)	promptly from time to time after the occurrence of an event required to be therein reported, such other reports containing substantially the same information required to be contained in a Current Report on Form 8-K under the Exchange Act; provided, however, that no such report shall be required to be furnished if we determine in our good faith judgment that such event is not material to the holders of the notes or the business, assets, operations, financial positions or prospects of us and our Restricted Subsidiaries, taken as a whole.

Following the consummation of the exchange offer contemplated by the registration rights agreement, we will file a copy of each of the reports referred to in clauses (1), (2) and (3) above with the Commission for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the Commission will not accept such a filing).

If, at any time after consummation of the exchange offer or the effectiveness of the shelf registration statement contemplated by the registration rights agreement, we are no longer subject to the periodic reporting requirements of the Exchange Act for any reason, we will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such a filing. We will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept our filings for any reason, we will post the reports referred to in the preceding paragraphs on our website within the time periods that would apply if we were required to file those reports with the Commission. We have agreed that, for so long as any notes remain outstanding, we will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. We may satisfy our obligation to furnish such information to the trustee and holders of the notes at any time by filing such information with the Commission.

If we have designated any of our Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of us.

In addition, if at any time Parent becomes a Guarantor (there being no obligation of Parent to do so), and Parent holds no material assets other than cash, Cash Equivalents and the Capital Stock of us or any direct or indirect parent of us (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Securities and Exchange Commission (or any successor provision), the reports, information and other documents required to be filed and furnished to Holders of the notes pursuant to this covenant may, at our option, be filed by and be those of Parent rather us.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by us or any of our Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)	failure by us or any of our Restricted Subsidiaries for 60 days after notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a)	is caused by a failure to pay any such Indebtedness at its final Stated Maturity (after giving effect to any applicable grace periods) (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its final Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6)	failure by us or any of our Significant Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7)	except as permitted by the indenture, the Note Guarantee of any Significant Subsidiaries is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Guarantor that is a Significant Subsidiary, denies or disaffirms its obligations under its Note Guarantee;

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

(9)	the occurrence of any of the following:

(a)

except as permitted by the indenture, any Security Document ceases for any reason to be fully enforceable; provided, that it will not be an Event of Default under this clause (9)(a) if the sole result of the failure of one or more Security Documents to be fully enforceable is that any Parity

Lien purported to be granted under such Security Documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $10.0 million ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Prior Liens;

(b)	any Parity Lien purported to be granted under any Security Document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $10.0 million ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Prior Liens; or

(c)	we or any other pledgor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of ours or any other pledgor set forth in or arising under any Security Document.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to us, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Additional Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability Of Directors, Officers, Employees And Stockholders

No director, officer, employee, incorporator or stockholder of us or any Guarantor, as such, will have any liability for any obligations of us or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance And Covenant Defeasance

We may, at any time, at the option of our Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of our obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2)	our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and our and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have the obligations of us and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” and “—Certain Covenants—Merger, Consolidation or Sale of Assets” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any Credit Facility or other material instrument to which we or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(6)	we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of defeating, hindering, delaying or defrauding any creditors of us or others; and

(7)	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—Security for the Notes—Release of Collateral,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement And Waiver

Except as provided in the next three succeeding paragraphs, the indenture, the notes, the Guarantees and the Security Documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes, the Note Guarantees and the Security Documents may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption prices of the notes;

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, or Additional Interest, if any, on, the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, we, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of our or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the TIA;

(6)	to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the Issue Date;

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes; or

(9)	to enter into additional or supplemental Security Documents.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

In addition, the Intercreditor Agreement provides that, subject to certain exceptions, any amendment, waiver or consent to any of the collateral documents with respect to Priority Lien Obligations will also apply automatically to the comparable Security Documents with respect to the notes.

The Intercreditor Agreement may be amended from time to time with the consent of certain parties thereto. In addition, the Intercreditor Agreement may be amended from time to time at our sole request and expense, and without the consent of the Notes Collateral Agent to:

•	add other parties (or any authorized agent thereof or trustee therefor) holding Parity Lien Debt incurred in compliance with the ABL Revolving Facility and the indenture and the Security Documents;

•

establish that the Liens on any Collateral securing such other Parity Lien Debt shall be pari passu under the Intercreditor Agreement with the Liens on such Collateral securing the Obligations under the indenture and the notes and junior and subordinated to the Liens on such Collateral securing any Obligations under the ABL Revolving Facility, all on the terms provided for in the Intercreditor Agreement as in effect immediately prior to such amendment;

•

add other parties (or any authorized agent thereof or trustee therefor) holding Priority Lien Obligations that are incurred in compliance with the ABL Revolving Facility and the indenture and the Security Documents; and

•

establish that the Liens on any Collateral securing such Priority Lien Obligations shall be pari passu under the Intercreditor Agreement with the Liens on such Collateral securing the Obligations under the ABL Revolving Facility and senior to the Liens on such Collateral securing any Obligations under the indenture and the notes, all on the terms provided for in the Intercreditor Agreement in effect immediately prior to such amendment. Any such additional party and the Bank Collateral Agent, trustee and Notes Collateral Agent shall be entitled to rely upon a certificate delivered by an officer of us certifying that such Parity Lien Debt or Priority Lien Obligations, as the case may be, were issued or borrowed in compliance with the ABL Credit Facility and the indenture and the Security Documents. Any amendment of the Intercreditor Agreement that is proposed to be effected without the consent of the Bank Collateral Agent or the Notes Collateral Agent will be submitted to such Person for its review at least five business days prior to the proposed effectiveness of such amendment.

Satisfaction And Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and we or any Guarantor have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant on any lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we or any Guarantor is a party or by which we or any Guarantor is bound;

(3)	we or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—Security for the Notes—Release of Collateral,” upon a satisfaction and discharge in accordance with the provisions described above.

In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning The Trustee

If the trustee becomes a creditor of us or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee (if the indenture has been qualified under the TIA) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to AGY Holding Corp., 2558 Wagener Road, Aiken, SC 29801, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“ABL Revolving Facility” means that certain revolving credit and guaranty agreement, dated as of the Issue Date, by and among us and certain of our subsidiaries as borrowers or guarantors, UBS Securities LLC , as book runner and arranger, UBS AG, as administrative agent, and the lenders from time to time party thereto, including any related notes, guarantees, Security Documents, instruments and agreements executed in connection therewith, and, in each case, as amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (including by increasing the amount of available borrowings thereunder or adding Subsidiaries of us as additional borrowers or guarantors thereunder) and whether by the same or any other agent, lender or group of lenders.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means Additional Interest as defined in and determined in accordance with the terms of the Registration Rights Agreement, dated the Issue Date, among us, the Guarantors and the initial purchaser.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at November 15, 2010 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through November 15, 2010 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note, if greater.

“Asset Sale” means:

(1)	the sale, lease (other than operating leases entered into in the ordinary course of business), conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of the our Restricted Subsidiaries or the sale of Equity Interests in any of our Restricted Subsidiaries (other than directors’ qualifying shares).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $3.0 million;

(2)	a transfer of assets between or among us and our Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of us to us or to a Restricted Subsidiary of us;

(4)	the sale, consignment, licensing or lease of inventory, products, intellectual property services or accounts receivable or other assets in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7)	sales of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction to a Receivables Subsidiary for the Fair Market Value thereof, less amounts required to be established as reserves and customary discounts pursuant to contractual agreements with entities that are not Affiliates of us entered into as part of a Qualified Receivables Transaction;

(8)	transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction;

(9)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Permitted Business; and

(10)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary provided that the Company and its Restricted Subsidiaries receive Fair Market Value for such issuance or sale as determined in good faith by us.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Bank Collateral Agent” means UBS AG, Stamford Branch, and any successors under the ABL Revolving Facility, or if there is no ABL Revolving Facility, the “Bank Collateral Agent” designated pursuant to the terms of the Priority Lien Obligations.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means the Borrowing Base as defined in and determined in accordance with the terms of the ABL Revolving Facility as in effect on the Issue Date.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States, Canada or any member of the European Union having maturities of not more than twelve months from the date of acquisition;

(3)	marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4)	certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to the ABL Revolving Facility or with any domestic commercial bank having capital and surplus in excess of $100.0 million;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper having, at the time of acquisition, one of the two highest ratings obtainable from Moody’s or S&P, in each case, maturing within twelve months after the date of acquisition;

(7)	money market funds, substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8)	instruments equivalent to those referred to in clauses (1) to (6) of this definition denominated in Euros or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction and not for speculative purposes.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of us;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties or a Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of us, measured by voting power rather than number of shares; or

(4)	after an initial public offering of Capital Stock of the Company or any direct or indirect parent of us, the first day on which a majority of the members of our Board of Directors are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Collateral” means all the collateral from time to time described in the Security Documents.

“Commission” means the Securities and Exchange Commission.

“Consignment Agreement” means the Consignment Agreement, dated August 25, 2005, between The Bank of Nova Scotia (as successor to Bank of America, N.A., f/k/a Fleet Precious Metals Inc.) or its successors and us, and any amendment, restatement or replacement (including lease agreements relating to the lease of metal alloys or other agreements or arrangements for the lease or purchase of metal alloys (provided that, to the extent such agreements or arrangements result in a purchase money Lien in favor of another party to such agreements or arrangements, the aggregate amount of alloy (in ounces) that may be held by the Company under such agreements or arrangements at any time shall not exceed the maximum amount of alloy (in ounces) that could have been obtained under the terms of the Consignment Agreement as in effect on October 25, 2006)) thereof to the extent that the terms of any such amendment, restatement or replacement are not, taken as a whole, disadvantageous to the holders of the Notes in any material respect.

“Consolidated Amortization Expense” means, with respect to any specified Person for any period, the amortization expense of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, Consolidated Net Income of such Person for such period, adjusted by (x) adding thereto, in each case only to the extent (and in the same proportion) deducted in determining such Consolidated Net Income and without duplication (and with respect to the portion of Consolidated Net Income attributable to any Restricted Subsidiary of us only if a corresponding amount would be permitted at the date of determination to be distributed to us by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its organizational documents and all agreements, instruments and requirements of law applicable to such Restricted Subsidiaries):

(a)	Fixed Charges for such period;

(b)	Consolidated Amortization Expense for such period;

(c)	Consolidated Depreciation Expense for such period;

(d)	Consolidated Tax Expense for such period;

(e)	depletion expense in respect of alloy metals (net of recovery of precious metals);

(f)	any signing bonuses payable to members of our unions in connection with ratification of the collective bargaining agreements, not to exceed $1,000,000 in the aggregate;

(g)	the aggregate amount of all other non-cash charges reducing Consolidated Net Income (excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period;

(h)	management fees incurred by us with respect to such period pursuant to the Management Agreement;

(i)	Non-recurring costs incurred prior to the Issue Date, (a) not to exceed $2.9 million in the aggregate, paid in connection with (i) actual variable compensation paid in excess of budget variable compensation for fiscal year ending 2005, (ii) additional costs paid for product line scale ups and plant efficiency improvements and (iii) temporarily excessive natural gas costs stemming from the impact of Hurricane Katrina and (b) in connection with the 2004 Management Stock Incentive Plan and certain management compensation expenses related to the Acquisition;

(j)	any other non-recurring fees, charges or other expenses made or incurred in connection with any acquisition, investment, issuance of Equity Interest or incurrence or refinancing of Indebtedness prior to or after the Issue Date and any restructurings charges or reserves (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost, contract termination costs, including future lease commitments, and costs to consolidate facilities and relocate employees); provided that the aggregate amount of such fees, charges or other expenses may not exceed (a) $7.5 million in any twelve-month period and (b) $20.0 million in the aggregate; and

(k)	any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by such Person or any of its Restricted Subsidiaries upon any Asset Sale (other than any dispositions in the ordinary course of business), or any extraordinary losses, together with any related provisions for taxes on any such loss;

(l)	subtracting therefrom to the extent added in computing Consolidated Net Income for such period, (i) extraordinary gains and gains from Asset Sales and (ii) the net income of any of our Restricted Subsidiaries during such period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not permitted by operation of the terms of its organizational documents or any agreement, instrument or requirement of law applicable to that Restricted Subsidiary during such period, except that our equity in net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income.

“Consolidated Depreciation Expense” means, with respect to any specified Person for any period, the depreciation expense of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person (and if such Net Income is a loss it will be included only to the extent that such loss has been funded with cash by the specified Person or a Restricted Subsidiary of the specified Person);

(2)	solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the second paragraph of “—Certain Covenants—Restricted Payments,” the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement (other than Credit Facilities whose sole restriction on such declaration or payment occurs only upon the occurrence of or during the existence or continuance of a default or event of default), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, however, that Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to us or a Restricted Subsidiary in such period, to the extent not already included therein;

(3)	the cumulative effect of a change in accounting principles will be excluded; and

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

In addition, Consolidated Net Income shall be reduced by the amount of any Permitted Tax Distributions to the extent Consolidated Net Income is not already reduced thereby.

“Consolidated Tax Expense” means, with respect to any specified Person for any period, Permitted Tax Distributions and taxes paid and provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such Permitted Tax Distributions and taxes or provision for taxes was deducted in computing such Consolidated Net Income.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors by the Principals or a Related Party of the Principals or with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the ABL Revolving Facility) or commercial paper facilities, in each case, with banks or other lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), bankers’ acceptances or letters of credit, in each case, as amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of us that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering or sale of Equity Interests (other than Disqualified Stock) of us or Parent (whether offered or sold independently or as part of an offering or sale of units).

“Excluded Assets” means debt securities or Capital Stock issued by any Subsidiary of us.

“Existing Indebtedness” means Indebtedness of us and our Subsidiaries (other than Indebtedness under the ABL Revolving Facility) in existence on the Issue Date, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, and, in the case of any transaction involving aggregate consideration in excess of $10.0 million, as determined in good faith by our Board of Directors (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings unless such Indebtedness has been permanently repaid and has not been replaced) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge

Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

“Fixed Charges” means, with respect to any specified Person for any period, the total cash consolidated interest expense of such Person and its Restricted Subsidiaries paid during such period determined on a consolidated basis in accordance with GAAP plus, without duplication:

(a)	imputed interest on Capital Lease Obligations of us and our Restricted Subsidiaries for such period;

(b)	commissions, discounts and other fees and charges owed by us or any of our Restricted Subsidiaries with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings for such period;

(c)	amortization of debt issuance costs, debt discount or premium and other financing fees and expenses incurred by us or any of our Restricted Subsidiaries for such period;

(d)	cash contributions to any employee stock ownership plan or similar trust made by us or any of our Restricted Subsidiaries to the extent such contributions are used by such plan or trust to pay interest or fees to any person (other than us or a Subsidiary) in connection with Indebtedness incurred by such plan or trust for such period;

(e)	all interest paid or payable with respect to discontinued operations of us or any of our Restricted Subsidiaries for such period;

(f)	the interest portion of any deferred payment obligations of us or any of our Restricted Subsidiaries for such period;

(g)	all interest on any Indebtedness of us or any of our Restricted Subsidiaries; and

(h)

the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity

Interests payable solely in Equity Interests of us (other than Disqualified Stock) or to us or a Restricted Subsidiary of us, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP;

provided that (a) to the extent directly related to the Transactions (as defined in the offering memorandum), debt issuance costs, debt discount or premium and other financing fees and expenses shall be excluded from the calculation of Fixed Charges and (b) Fixed Charges shall be calculated after giving effect to interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements (including associated costs), but excluding unrealized gains and losses with respect to Hedging Obligations related to interest rates.

“Foreign Subsidiary” means any of our Restricted Subsidiaries that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as of the Issue Date.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means:

(1)	each of our Domestic Subsidiaries on the Issue Date, other than any Immaterial Subsidiary; and

(2)	any other of our Restricted Subsidiaries that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holder” or “Noteholders” means the Person in whose name a Note is registered.

“Holdings” means KAGY Holding Company, Inc.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered an Immaterial Subsidiary if it, as of any date, together with all other Immaterial Subsidiaries, has net assets as of such date in excess of $500,000 or has total revenues for the most recent 12-month period in excess of $500,000.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or trade payable; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. Notwithstanding the foregoing, the term “Indebtedness” shall not include any obligations of us under the Consignment Agreement.

“Intercreditor Agreement” means the intercreditor agreement among the Bank Collateral Agent, the trustee, Holdings, us and each Guarantor, as it may be amended from time to time in accordance with the indenture.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. We or any of our Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of us such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of us, we will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the our Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by us or any of our Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by us or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means October 25, 2006.

“Lenders” means the agents, lenders or holders of Indebtedness incurred under the ABL Credit Facility.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Agreement” means the Management Agreement, dated as of April 7, 2006, among us, Holdings and Kohlberg & Company, L.L.C. on terms substantially similar to the terms described in the offering memorandum or pursuant to any amendment, restatement or replacement thereof to the extent that the terms of any such amendment, restatement or replacement are not, taken as a whole, disadvantageous to the holders of the notes in any material respect.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any asset sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by us or any of our Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither we nor any of our Restricted Subsidiaries (a) provide credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) are directly or indirectly liable as a guarantor or otherwise, or (c) constitute the lender, except, in each case, to the extent constituting (i) a Restricted Payment that does not violate the covenant described under the caption “—Certain Covenants—Restricted Payments” or (ii) a Permitted Investment;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Credit Facilities) of us or any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of us or any of our Restricted Subsidiaries.

“Note Guarantee” means the guarantee by each Guarantor of our obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Note Collateral Agent” means the trustee, as collateral agent for the Holders of the notes, and its successors and assigns.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under any such proceeding or under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Parent” means any direct or indirect parent company of us.

“Parity Lien” means a Lien granted by a Security Document to the Notes Collateral Agent, at any time, upon any property of us, Holdings or any Guarantor to secure Parity Lien Debt.

“Parity Lien Debt” means any additional notes and any other Indebtedness having substantially identical terms as the notes (other than issue price, interest rate, yield and redemption terms) and issued under an indenture substantially identical to the indenture and any Indebtedness that refinances or refunds (or successive refinancing and refunding) any notes or additional notes and all Obligations with respect to such Indebtedness; provided, however, that such Indebtedness may (a) have a Stated Maturity date that is equal to or longer than the notes, (b) contain terms and covenants that are less restrictive than the terms and covenants under the notes and (c) contain terms and covenants that are more restrictive than the terms and covenants under the notes so long as prior to or substantially simultaneously with the issuance of any such Indebtedness, the notes and the indenture are amended to contain any such more restrictive terms and covenants.

“Permitted Business” means any business conducted by us and our Restricted Subsidiaries on the Issue Date and any business reasonably related, ancillary or complimentary to, or reasonable extensions of, the business of us or any of our Restricted Subsidiaries on the Issue Date.

“Permitted Group” means any group of investors that is deemed to be a “person” (as that term is used in Section 13(d)(3) of the Exchange Act), by virtue of the Stockholders Agreement, as the same may be amended, modified or supplemented from time to time; provided that no single Person (other than the Principals and their Related Parties) Beneficially Owns (together with its Affiliates) more of the Voting Stock of the Company that is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by the Principals and their Related Parties in the aggregate.

“Permitted Investments” means:

(1)	any Investment in us or in any of our Restricted Subsidiaries;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by us or any of our Restricted Subsidiaries in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of us; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, us or a Restricted Subsidiary of us;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of us or of Parent;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of us or any of our Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to directors, officers and employees of us and our Restricted Subsidiaries (a) made in the ordinary course of business of us or any Restricted Subsidiary of us in an aggregate principal amount not to exceed $1.0 million at any one time outstanding or (b) to finance the purchase by such person of Capital Stock of us or any of our Restricted Subsidiaries; provided that the aggregate amount of loans or advances made pursuant to clause (b) shall not exceed $4.0 million at any time outstanding;

(9)	receivables owing to us or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(10)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(11)	guarantees otherwise permitted by the terms of the indenture;

(12)	Investments existing on the Issue Date;

(13)	repurchases of the notes and exchange notes;

(14)	the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by us or a Subsidiary of us in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction customary for such transactions; and

(15)	other Investments in any Person other than an Affiliate (other than such Persons that are Affiliates of us solely by virtue of our Investments in such Persons) of us having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed the greater of (x) $15.0 million or (y) 5% of Total Assets.

The amount of Investments outstanding at any time pursuant to clause (15) above shall be reduced by (A) the net reduction after the Issue Date in Investments made after the Issue Date pursuant such clause resulting from dividends, repayments of loans or advances or other transfers of Property, proceeds realized on the sale of any such Investment and proceeds representing the return of the capital, in each case to us or any Restricted Subsidiary in respect of any such Investment, less the cost of the disposition of any such Investment, and (B) the portion (proportionate to our equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary that was designated after the Issue Date as an Unrestricted Subsidiary pursuant to clause (15) at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made by the Company or any Restricted Subsidiary pursuant to clause (15).

“Permitted Liens” means:

(1)	Liens on assets of us and any Restricted Subsidiary (A) created by the indenture and the Security Documents securing the notes and the Note Guarantees or by the ABL Revolving Facility or (B) to refinance amounts outstanding under the notes, the Note Guarantees and the ABL Revolving Facility;

(2)	Liens in favor of us or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with us or any Restricted Subsidiary of us; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by us or any Restricted Subsidiary of us (including after-acquired property of the same type); provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the definition of Permitted Debt covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the Issue Date;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens arising by reward of any judgment, decree or order of any court but not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(12)	Liens upon specific items of inventory or other goods and proceeds of us or any of our Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	Liens securing Hedging Obligations incurred pursuant to clause (8) of the definition of “Permitted Debt;”

(14)	any provision for the retention of title to an asset by the vendor or transferor of such asset which asset is acquired by us or any Restricted Subsidiary us in a transaction entered into in the ordinary course of business of us or such Restricted Subsidiary;

(15)	any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (3), (4), (6) or (7) of the definition of “Permitted Liens”; provided that any such extension, renewal or replacement is no more restrictive in any material respect than the Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(16)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted

Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(17)	leases, licenses, subleases or sublicenses granted to others in the ordinary course of business that do not (x) interfere in any material respect with the business of us or any of our Restricted Subsidiaries or (y) secure any Indebtedness;

(18)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(19)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(20)	Liens on property or shares of stock of a Person (including after-acquired property of the same type) at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary; provided, further, that such Liens may not extend to any other property owned by the us or any Restricted Subsidiary;

(21)	Liens securing Indebtedness incurred by us or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(22)	Liens solely on any cash earnest money deposits made by us or any of our Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the indenture;

(23)	Liens incurred in connection with a Qualified Receivables Transaction (which, in the case of us and our Restricted Subsidiaries (other than Receivables Subsidiaries) shall be limited to receivables and related assets referred to in the definition of Qualified Receivables Transaction);

(24)	Liens securing obligations under the Consignment Agreement; and

(25)	Liens incurred in the ordinary course of business of us or any of our Subsidiaries with respect to obligations that do not exceed $20.0 million at any one time outstanding.

“Permitted Payments to Parent” means, without duplication as to amounts:

(1)	payments to the Parent to permit the Parent to pay general corporate operating and overhead costs of the Parent, including reasonable accounting, legal and administrative expenses, fees, other expenses and indemnification claims made by directors and officers, and costs with respect to filing with the Commission, to the extent such expenses are attributable to the ownership and operation of us and our Subsidiaries; provided that payments pursuant to this clause (1) shall not exceed $3.0 million in any fiscal year;

(2)	payment of management fees pursuant to the Management Agreement;

(3)

(A) for any period in which we are treated as a partnership or similar “pass through” entity for US federal income tax purposes, Permitted Tax Distributions or (B) for any period in which we are treated as a corporation for US federal income tax purposes and we are a member of a group filing a consolidated, combined or unitary income tax returns with the Parent, payments to the Parent in respect of an allocable portion of the income tax liabilities of such group that is attributable to us and our Subsidiaries (this clause (B) being referred to as “Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant income tax that we would owe if we were filing a separate income tax return (or a separate consolidated or combined return with our Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of us and such Subsidiaries from other taxable years, less any income tax payments made directly by us or our Subsidiaries and (ii) the net amount of the relevant income tax that the Parent actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 60 days of the Parent’s receipt of such Tax Payments or refunded to the Company; and

(4)	payments to Parent to permit Parent to pay the costs of any unsuccessful equity or debt offerings of the Parent; provided that the aggregate amount of such payments shall not exceed $2.0 million.

“Permitted Prior Liens” means Liens that are permitted by the terms of the ABL Revolving Facility and the Security Documents to be prior to the Liens securing our Obligations under the ABL Revolving Facility and any other Priority Lien Obligations.

“Permitted Refinancing Indebtedness” means any Indebtedness of us or any of our Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of us or any of our Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by us or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Permitted Tax Distributions” means, for any period during which we are treated as a partnership or similar pass through entity for federal, state and/or local income tax purposes, to the extent relating to the income tax liability for such period, the payment of distributions in respect of direct and indirect members’ income tax liabilities with respect to us solely as a result of us being treated as a partnership or similar pass-through entity for federal, state and/or local income tax purposes, in an aggregate amount not to exceed the taxable income, calculated in accordance with applicable law, of us multiplied by the highest combined published federal, state and/or local income tax rate applicable to individuals as long as at least one direct or indirect member is an individual or otherwise to corporations, which rate shall be based upon the rate certified to the trustee on an annual basis (or more frequently if the tax rate changes during any annual period) by our chief financial officer.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means (i) Kohlberg & Company, L.L.C. and its Affiliates (including, without limitation, any investment partnership under common control with Kohlberg & Company), (ii) any officer, director, employee, partner, member or stockholder of the manager or general partner of the foregoing Persons and (iii) any Related Parties with respect to any of the foregoing Persons.

“Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations of us, Holdings and the Guarantors (not constituting Indebtedness) under agreements governing Secured Bank Indebtedness, (iii) Hedging Obligations of us, Holdings and the Guarantors owed to Lenders and Affiliates of Lenders in respect of Hedging Obligations or in respect of cash management services or automated clearinghouse transfer of funds in connection with Obligations described in clause (i) or Obligations described in clause (ii).

“Pro forma basis” shall mean on a basis in accordance with GAAP and Regulation S-X under the Securities Act and otherwise reasonably satisfactory to the trustee.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by us or any of our Subsidiaries pursuant to which we or any of our Subsidiaries sells, conveys or otherwise transfers, or grants a security interest, to:

(1)	a Receivables Subsidiary (in the case of a transfer by us or any of our Subsidiaries, which transfer may be effected through us or one or more of our Subsidiaries); and

(2)	if applicable, any other Person (in the case of a transfer by a Receivables Subsidiary),

in each case, in any accounts receivable, instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, the “Receivables”) of us or any of our Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of such Receivables, proceeds of such Receivables and any other assets, which are customarily transferred or in respect of which security interests are customarily granted in connection with receivables financings and asset securitization transactions of such type, together with any related transactions customarily entered into in a receivables financings and asset securitizations, including servicing arrangements.

“Receivables Subsidiary” means a Subsidiary of us which engages in no activities other than in connection with the financing of accounts receivable and in businesses related or ancillary thereto and that is designated by our Board of Directors (as provided below) as a Receivables Subsidiary

(A)	no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(1)	is guaranteed by us or any of our Subsidiaries (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction);

(2)	is recourse to or obligates us or any of our Subsidiaries in any way other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; or

(3)	subjects any property or asset of us or any of our Subsidiaries (other than accounts receivable and related assets as provided in the definition of Qualified Receivables Transaction), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; and

(B)	with which neither we nor any of our Subsidiaries have any material contract, agreement, arrangement or understanding other than on terms no less favorable to us or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of us, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(C)	with which neither we nor any of our Subsidiaries have any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by our Board of Directors will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions.

“Related Party” means:

(1)	any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Secured Bank Indebtedness” means any Indebtedness in respect of the ABL Revolving Facility that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (1) of the definition of Permitted Liens.

“Security Documents” means the security agreements, pledge agreements, mortgages, collateral assignments and related agreements, including the Intercreditor Agreement, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral as contemplated by the indenture.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stockholders Agreement” means that certain stockholders agreement, dated as of April 7, 2006, by and among us, Holdings and certain of Holdings’ stockholders, as the same may be amended, modified or supplemented from time to time.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Total Assets” means the total consolidated assets of us and our Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of us and our Restricted Subsidiaries.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 15, 2010; provided, however, that if the period from the redemption date to November 15, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of us that is designated by our Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of our Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with us or any of our Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of us; and

(3)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of us or any of our Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain material United States federal income tax consequences relevant to the exchange of the outstanding notes for the exchange notes pursuant to the exchange offer and the ownership and disposition of the notes, but does not purport to be a complete analysis of all potential United States federal income tax consequences. The discussion is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes and the continued validity of this summary. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, United States expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. Dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “constructive sale,” “conversion transaction” or other integrated transaction within the meaning of Section 1.1275-6 of the United States Treasury Regulations. Moreover, except as expressly provided below in the discussion of certain estate tax consequences to non-U.S. holders, it is limited to United States federal income tax consequences and it does not discuss the effect of any other federal tax laws (i.e., estate and gift tax), or of any applicable state, local or foreign tax laws. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

As used herein, “United States Holder” means a beneficial owner of the notes who or that is:

•	an individual that is a citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation formed under the laws of the United States or any state thereof or the District of Columbia,

•	an estate, the income of which is subject to United States federal income tax regardless of its source, or

•

a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons (within the meaning of the Code) can control all substantial trust decisions, or, if a valid election is in place to treat the trust as a United States person.

The term “Non-United States Holder” means a beneficial owner of the notes who is not a United States Holder.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership owning and disposing of the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

The Exchange

The exchange of the outstanding notes for the exchange notes in the exchange offer will not constitute a taxable exchange for United States federal income tax purposes. Accordingly, the exchange of the outstanding notes for the exchange notes will not result in recognition of gain or loss to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period. Accordingly, references to “notes” apply equally to the exchange notes and the outstanding notes.

United States Holders

Interest

Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of tax accounting.

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. The obligation to make such payments, including additional interest payable in certain circumstances, may implicate the provisions of United States Treasury Regulations relating to “contingent payment debt instruments.” If the notes were deemed to be contingent payment debt instruments, holders might among other things, be required to treat any gain recognized on the sale or other disposition of an exchanged note as ordinary income rather than as capital gain, and the timing and amount of income inclusion may be different from the consequences discussed herein. We intend to take the position that the likelihood that such payments will be made is remote and/or that such payments are incidental and therefore the exchange notes are not subject to the rules governing contingent payment debt instruments. Our determination that these contingencies are remote is binding on a United States Holder unless such holder discloses its contrary position in the manner required by applicable Unites States Treasury Regulations. The IRS, however, may take a different position, which could affect the amount and timing of income that a United States Holder must recognize.

We have the option to repurchase the exchange notes under certain circumstances at a premium to the issue price. Under special rules governing this type of unconditional option, because the exercise of the option would increase the yield on the notes, we will be deemed not to exercise the option, and the possibility of this redemption premium will not affect the amount of income recognized by holders in advance of receipt of any such redemption premium.

Sale or Other Taxable Disposition of the Notes

A United States Holder will recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the exchange offer, as discussed above, or a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted basis in an exchange note generally will be the United States Holder’s cost therefore (generally the purchase price paid for the outstanding note plus accrued market discount, if any, if a United States Holder elected to include such market discount in income) decreased (but not below zero) by any principal payments received by such holder (and any amortizable bond premium such holder has applied to reduce interest on the note). Subject to the discussion of market discount below, this gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. The deductibility of capital losses is subject to limitation.

Market Discount and Bond Premium

If a United States Holder has purchased the notes for an amount less than their adjusted issue price, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange, redemption, retirement or other taxable disposition of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of an exchange note, any market discount accrued on the outstanding note for which such exchange note was exchanged). Unless a United States Holder elects to accrue market discount under a constant yield method, any market discount will be considered to accrue ratably during the period from the date of acquisition of a note

(including, in the case of an exchange note exchanged for an outstanding note, the date of the acquisition of the outstanding note) to the maturity date.

A United States Holder may elect to include market discount in income currently as it accrues, either ratably or on a constant yield method. In that case, such holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without consent of the IRS.

If a United States Holder does not make such an election, in general, all or a portion of its interest expense on any indebtedness incurred or continued in order to purchase or carry notes (including, in the case of an exchange note, the interest expense on any indebtedness incurred or continued in order to purchase or carry the outstanding note for which such exchange note was exchanged) may be deferred until maturity or certain earlier dispositions.

If a United States Holder has purchased the outstanding notes for an amount greater than their face value, such holder will have purchased such notes with amortizable bond premium. Such holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under the constant yield method. Amortizable premium generally may be deducted against interest income on the outstanding note or the exchange note (including, in the case of an exchange note, the income on the outstanding note for which such exchange note was exchanged) and generally may not be deducted against other income. A United States Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.

The rules regarding market discount and bond premium are complex. Prospective investors should consult their own tax advisors regarding market discount and bond premium rules.

Information Reporting and Backup Withholding

Pursuant to IRS tax rules, if a United Stated Holder holds the notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to the holder on IRS Form 1099 concerning interest and retirement proceeds on the notes, unless an exemption applies. Similarly, unless an exemption applies, a United States Holder must provide the intermediary or us with its Taxpayer Identification Number, or TIN, for use in reporting information to the IRS. For individuals, this is their social security number. A United States Holder is also required to comply with other IRS requirements concerning information reporting, including a certification that the holder is not subject to backup withholding and is a U.S. person.

If a United States Holder is subject to these requirements but does not comply, the intermediary must withhold a percentage of all amounts payable to the holder on the notes, including principal payments. Under current law, this percentage will be 28% through 2010, and (absent new legislation) 31% thereafter. This is called backup withholding. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN provided by the holder is incorrect. Backup withholding is not an additional tax and taxpayers may use the withheld amounts, if any, as a credit against their federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Non-United States Holders

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, payments of interest on the exchange notes by us or any paying agent to a non-United States Holder will not be subject to United States federal withholding tax, provided that the holder satisfies one of two tests.

The first test (the “portfolio interest” test) is satisfied if:

•	such holder does not, actually or constructively, directly or indirectly, own 10% or more of the total combined voting power of all of our classes of stock entitled to vote;

•	such holder is not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us through stock ownership;

•	such holder is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

either (1) the non-United States Holder certifies to us or our paying agent on IRS Form W-8BEN (or appropriate substitute form) under penalties of perjury, that the holder is not a U.S. person, or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its notes through a “qualified intermediary” and certain conditions are satisfied. Special rules apply to non-U.S. Holders that are pass-through entities rather than corporation or individuals.

The second test is satisfied if the non-United States Holder is entitled to the benefits of an income tax treaty between the United States and the non-United States Holder’s country of residence under which such interest is exempt from United States federal withholding tax, and such holder or its agent provides to us a properly completed and executed IRS Form W-8BEN (or an appropriate substitute form evidencing eligibility for the exemption) or such non-United States Holder holds its notes through a “qualified intermediary” to whom evidence of treaty benefits was provided.

Payments of interest on the exchange notes that do not meet the above-described requirements will be subject to a United States federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if the holder establishes that it qualifies to receive the benefits of such treaty) collected by means of withholding. Non-United States Holders who acquired the outstanding notes with bond premium should see their tax advisors regarding the application of the bond premium rules.

The certification requirements described in this section “Non-United States Holders” may require a non-United States Holder that provides an IRS form, or that claims the benefits of an income tax treaty, to also provide its United States taxpayer identification number.

Sale, Exchange or Retirement of the Notes

The exchange of notes for exchange notes will not be a taxable event. Subject to the discussion below concerning effectively connected income and backup withholding, non-United States Holders will not be subject to United States federal income tax on any gain recognized on any other sale, exchange, redemption or retirement of the notes unless the holder is an individual, the holder is present in the United States for at least 183 days during the year in which it disposes of the notes, and other conditions are satisfied.

Effectively Connected Income

The preceding discussion assumes that the interest and gain received by a non-United States Holder is not effectively connected with the conduct by such holder of a trade or business in the United States. If a non-United States Holder is engaged in a trade or business in the United States and the holder’s investment in a note is effectively connected with such trade or business:

•

Such holder will be exempt from the 30% withholding tax on the interest (provided a certification requirement, generally on IRS Form W-8ECI, is met) and will instead generally be subject to regular United States federal income tax on any interest and gain with respect to the notes in the same manner as if it were a United States Holder.

•

If such holder is a foreign corporation, the holder may also be subject to an additional branch profits tax of 30% or such lower rate provided by an applicable income tax treaty if the holder establishes that it qualifies to receive the benefits of such treaty.

•

If such holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information Reporting and Backup Withholding

United States rules concerning information reporting and backup withholding applicable to a non-United States Holder are as follows:

•

Interest payments received by the holder will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest” exception. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax.

•

Sale proceeds received by the holder on a sale of exchange notes through a broker may be subject to information reporting and/or backup withholding if the holder is not eligible for an exemption, or does not provide the certification described above. In particular, information reporting and backup withholding may apply if the holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if the holder uses a foreign office of a broker that has certain connections to the United States.

•	We suggest that non-United States Holders consult their tax advisors concerning the application of information reporting and backup withholding rules.

United States Federal Estate Tax

An exchange note held or beneficially owned by an individual who, for estate tax purposes, is not a citizen or resident of the United States at the time of death will not be includable in the decedent’s gross estate for United States estate tax purposes provided that (i) such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and (ii) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. In addition, the United States estate tax may not apply with respect to such note under the terms of an applicable estate tax treaty. The estate tax does not apply for 2010 but (absent new legislation) is reinstated thereafter.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it, for use in any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account as a result of market-making activities or other trading activities pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus in connection with any resales of exchange notes. Any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

For a period of 180 days after the effective date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the exchange notes and guarantees will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The financial statements as of and for the twelve month period ended December 31, 2007, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of (1) Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2007 and (2) FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements as of December 31, 2006 (Successor Company) and for the periods from April 7, 2006 through December 31, 2006 (Successor Company), January 1, 2006 through April 6, 2006 (Predecessor Company), and for the twelve months ended December 31, 2005 (Predecessor Company) included in this prospectus have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 under the Securities Act with the Commission with respect to the issuance of the exchange notes. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Certain parts of this registration statement are omitted in accordance with the rules and regulations of the Commission. For further information about us and the exchange notes, we refer you to the registration statement. You should be aware of the statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the prospectus, these statements should be read along with the full and complete text of the related documents.

We have agreed that, whether or not we are required to do so by the Commission, after consummation of the exchange offer or the effectiveness of a shelf registration statement, for so long as any of the exchange notes remain outstanding, we will furnish to the holders of the exchange notes (if not filed with the Commission) or we will file with the Commission, within the time periods specified in the rules and regulations of the Commission:

•

all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file these forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual information only, a report thereon by our certified independent public accountants; and

•	all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file these reports.

Any reports or documents we file with the Commission, including the registration statement, may be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of these reports or other documents may be obtained at prescribed rates from the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. For further information about the Public Reference Section, call 1-800-SEC-0330. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

AGY HOLDING CORP. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm with respect to the Consolidated Financial Statements as of and for the Year Ended December 31, 2007	F-2

Consolidated Financial Statements as of and for the Year Ended December 31, 2007:

Consolidated Balance Sheet as of December 31, 2007 (Successor)	F-3

Consolidated Statement of Operations for the Year Ended December 31, 2007 (Successor)	F-4

Consolidated Statement of Changes in Shareholder’s Equity for the Year Ended December 31, 2007 (Successor)	F-5

Consolidated Statement of Cash Flows for the Year Ended December 31, 2007 (Successor)	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm with respect to the Consolidated Financial Statements as of and for the Period from April 7, 2006 through December 31, 2006 and January  1, 2006 through April 6, 2006 and for the Year Ended December 31, 2006

F-26

Consolidated Balance Sheet as of December 31, 2006	F-27

Consolidated Statement of Operations for the Periods from April 7, 2006 through December 31, 2006 (Successor) and January 1, 2006 through April 6, 2006 (Predecessor) and for the Year Ended December 31, 2005.

F-28

Consolidated Statement of Changes in Shareholders’ Equity for the Periods from April 7, 2006 through December 31, 2006 (Successor) and January 1, 2006 through April 6, 2006 (Predecessor) and for the Year Ended December 31, 2005.

F-29

Consolidated Statement of Cash Flows for the Periods from April 7, 2006 through December 31, 2006 (Successor) and January 1, 2006 through April 6, 2006 (Predecessor) and for the Year Ended December 31, 2005.

F-30

Notes to the Consolidated Financial Statements	F-31

Unaudited Financial Statements:
Condensed Consolidated Balance Sheet as of March 31, 2008	F-51
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2008 and March 31, 2007	F-52
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2008 and March 31, 2007	F-53
Notes to the Unaudited Condensed Consolidated Financial Statements	F-54

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

AGY Holding Corp. and Subsidiaries

Aiken, SC

We have audited the accompanying consolidated balance sheet of AGY Holding Corp. and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of AGY Holding Corp. and subsidiaries as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 31, 2007. Also, as discussed in Note 14 to the consolidated financial statements, the Company adopted FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective January 1, 2007.

/s/ Deloitte & Touche LLP

Greenville, South Carolina

March 28, 2008

(March 31, 2008 as to Note 17)

AGY HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2007

(Dollars in thousands except share and per share amounts)

ASSETS
CURRENT ASSETS:
Cash	$5,204
Restricted cash	1,217
Trade accounts receivable, less allowances of $3,842	16,717
Inventories — net	32,427
Deferred tax assets	11,392
Other current assets	2,435

Total current assets	69,392
PROPERTY, PLANT AND EQUIPMENT, AND ALLOY
METALS — Net	163,054
INTANGIBLE ASSETS — Net	24,034
GOODWILL	85,457
OTHER ASSETS	213

TOTAL	$342,150

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$10,939
Accrued liabilities	17,468
Current portion of long-term debt and capital lease obligations	1,246

Total current liabilities	29,653
LONG-TERM DEBT	175,000
PENSION AND OTHER EMPLOYEE BENEFIT PLANS	11,250
DEFERRED TAX LIABILITIES	30,207

Total liabilities	246,110

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S EQUITY:
Common stock, $0.0001 par value per share — 5,000,000 shares authorized; 1,291,667 shares issued and outstanding
Additional paid-in capital	100,102
Accumulated deficit	(4,217)
Accumulated other comprehensive income	155

Total shareholder’s equity	96,040

TOTAL	$342,150

The accompanying notes are an integral part of these consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Dollars in thousands)

NET SALES	$184,371
COST OF GOODS SOLD	146,468

GROSS PROFIT	37,903
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	17,439
AMORTIZATION OF INTANGIBLE ASSETS	1,676
OTHER OPERATING INCOME	204

INCOME FROM OPERATIONS	18,992
OTHER (EXPENSE) INCOME:
Interest expense	(20,119)
Other non-operating income	151

LOSS BEFORE INCOME TAX BENEFIT	(976)
INCOME TAX BENEFIT	334

NET LOSS	$(642)

The accompanying notes are an integral part of these consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

(Dollars in thousands except share and per share amounts)

			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholder’s Equity
	Common Stock
	Shares	Amount
BALANCE — December 31, 2006	1,291,667	$—	$98,802	$(3,568)	$139	$95,373

Comprehensive loss:
Net loss	—	—	—	(642)	—	(642)
Foreign currency translation adjustment	—	—	—	—	(4)	(4)
Pension and other postretirement benefit plans — net of tax of $123	—	—	—	—	(204)	(204)

Total comprehensive loss	—	—	—	(642)	(208)	(850)

Stock compensation	—	—	1,300	—	—	1,300
Effect of adopting SFAS No. 158 — net of tax of $136	—	—	—	—	224	224
Effect of adopting FIN No. 48 — net of tax of $2	—	—	—	(7)	—	(7)

BALANCE — December 31, 2007	1,291,667	$—	$100,102	$(4,217)	$155	$96,040

The accompanying notes are an integral part of these consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(642)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	10,958
Alloy metals depletion	6,960
Amortization of debt issuance costs	665
Amortization of intangibles with definite lives	1,676
Stock compensation	1,300
Gain on sale or disposal of assets	(109)
Deferred income tax benefit	(438)
Changes in assets and liabilities (net of assets acquired):
Trade accounts receivable	(444)
Inventories	31
Other assets	865
Accounts payable	4,702
Accrued liabilities	1,718
Pension and other employee benefit plans	(1,278)

Net cash provided by operating activities	25,964

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment and alloy metals	(14,356)
Acquisition of Continuous Filament Mat (“CFM”) business	(7,280)
Proceeds from the sale of assets	264
Increase in restricted cash	(60)
Other investing activities	85

Net cash used in investing activities	(21,347)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	(944)
Proceeds from Revolving Credit Facility	11,000
Payments on Revolving Credit Facility	(11,000)
Debt issuance costs	(44)

Net cash used in financing activities	(988)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(5)

NET INCREASE IN CASH	3,624
CASH — January 1, 2007	1,580

CASH — December 31, 2007	$5,204

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$20,645

Cash paid for income taxes	$178

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING/INVESTING
ACTIVITIES — Increase in minimum pension liability adjustment	$204

The accompanying notes are an integral part of these consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

(Dollars in thousands except share and per share amounts)

1. DESCRIPTION OF BUSINESS AND ACQUISITION OF THE COMPANY

AGY Holding Corp. is a Delaware corporation with its headquarters in South Carolina. AGY Holding Corp. and subsidiaries (“AGY” or the “Company”) is a leading manufacturer of advanced glass fibers that are used as reinforcing materials in numerous diverse high-value applications, including aircraft laminates, ballistic armor, pressure vessels, roofing membranes, insect screening, architectural fabrics, and specialty electronics. AGY is focused on serving end-markets that require glass fibers for applications with demanding performance criteria, such as the aerospace, defense, construction, electronics, automotive, and industrial end-markets.

The business is conducted through AGY Holding Corp.’s two wholly owned domestic operating subsidiaries, AGY Aiken LLC and AGY Huntingdon LLC, and its wholly owned foreign subsidiary, AGY Europe SARL, located in Lyon, France. AGY Holding Corp. has no operations or assets other than its investment in its wholly owned subsidiaries.

On April 7, 2006, all of the outstanding stock of AGY was acquired by KAGY Holding Company, Inc. (“KAGY”) in exchange for approximately $271,000 consideration (approximately $275,500, including acquisition-related costs and adjustments). This transaction (the “Acquisition”) and the related expenses and fees, including approximately $5,300 in deferred financing fees, were financed by a combination of approximately $98,000 in equity contribution and $185,000 in debt financing. As a result of the Acquisition, KAGY was required to apply purchase accounting to its financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Under SFAS No. 141, KAGY allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. Accordingly, all assets and liabilities have been recorded at their fair value as of April 7, 2006. All of the purchase accounting adjustments at KAGY have been pushed down to the consolidated financial statements of the Company. The consolidated balance sheet and related information at December 31, 2007, reflect final purchase accounting estimates, including a $2,602 reduction in goodwill in 2007 resulting from finalization of the valuation as discussed in Note 14.

As discussed in Note 3, in 2007, the Company acquired the North American Continuous Filament Mat (“CFM”) business of Owens Corning North America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The business is conducted through AGY Holding Corp. and its three wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash — The Company considers cash on hand, cash deposited in financial institutions, and money market accounts with maturities of less than 90 days at date of purchase to be cash and cash equivalents. These are stated at cost, which approximates market value. At December 31, 2007, the Company had no cash equivalents.

Restricted Cash — As of December 31, 2007, the Company had approximately $1,217 in restricted cash, which represented funds set aside in escrow for potential payments to be made for disputed and allowed claims, resulting from the Company, under prior ownership, emerging from bankruptcy in April 2004.

Revenue Recognition — Revenues are recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Under SAB No. 104, product revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. Most of the Company’s revenues are recognized upon shipment to customers; however, a small portion is recognized upon delivery to the customers. Revenues are recorded net of various customer rebates, product returns, and cash discounts totaling $7,364 in 2007.

Segment Information — SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires companies to report certain information about operating segments in its financial statements. SFAS No. 131 also requires that companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company operates in one business segment that manufactures glassfiber yarns and specialty materials that are used in a variety of industrial and commercial applications.

Of the Company’s total assets, approximately 99% are located in the United States.

Net sales by geographic area are as follows in 2007:

Americas	$126,606
Europe	24,557
Asia	33,208

Total	$184,371

Inventories – net — Inventories are stated at the lower of cost or market. Cost, which includes material, labor, and overhead, is determined using the first-in, first-out method, except for certain packaging materials valued on an average-cost method. Inventories are stated net of estimated reserves for excess, obsolete, and lower of cost or market adjustments.

Property, Plant, and Equipment and Alloy Metals — Property, plant, and equipment acquired in the Acquisition, and for those acquired in the CFM acquisition (discussed in Note 3), were recorded at the estimated fair market value pursuant to purchase accounting. Additions since the Acquisition, other than those acquired in the CFM acquisition, are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the respective assets. Depreciation on leasehold improvements is based on the lesser of the terms of the respective leases or the estimated economic life of the assets. Substantially all depreciation expense is included in cost of goods sold. Improvements are capitalized, while repair and maintenance costs are expensed as incurred.

The estimated useful lives of property, plant, and equipment are as follows:

Buildings and leasehold improvements	10–25 years
Machinery and equipment	7–15 years

Glass-melting furnaces periodically require substantial rebuilding. The time period between rebuilds varies depending upon the utilization of the furnace. The Company capitalizes the cost to rebuild glass-melting furnaces. Such costs are capitalized when incurred and depreciated on a straight-line basis over the estimated useful lives of the rebuilt furnaces, which is approximately 14 years.

Alloy metals are the primary component of the heat-resistant, glass-forming bushings in the Company’s glass-melting furnaces. Molten glass is passed through the bushings to form glass filaments. In addition, alloy metals are an integral part of the Company’s installed glass-melting furnaces and therefore, are classified as property, plant, and equipment.

During the manufacturing process, a small portion of the alloy metal is physically consumed. The portion of the alloy metals physically consumed is measured at the time a bushing is reconditioned and is charged to income.

The amount of metal loss and the service life of the bushings are dependent upon a number of factors, including the type of furnace and the product being produced. Generally, bushings are reconditioned between 1 and 9 months, with reconditioning charges being incurred monthly.

Alloy metal additions since the Acquisition are recorded at cost, and alloy metal loss is recognized based on weighted-average historical cost per type of alloy metal.

Significant Customers and Concentration of Credit Risk — One customer accounted for approximately 21% of the Company’s gross accounts receivable and 30% of the Company’s net sales in 2007. The Company generally does not require collateral from customers and provides a reserve for uncollectible accounts based on customers’ credit history, aging of the receivables, and past due delinquency status.

The Company invests its unrestricted cash and cash equivalents in money market and other interest-bearing accounts. The Company’s primary objective is to ensure capital preservation of its invested funds. Regularly during the year, the Company maintains unrestricted cash and cash equivalents in accounts with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation.

Stock-Based Compensation — The Company applies the principals of SFAS No. 123(R), Share-Based Payment, which requires companies to recognize in the consolidated statement of operations the grant-date fair value of stock awards issued to employees and directors.

Foreign Currency Translation — The Company’s wholly owned subsidiary, AGY Europe SARL, provides administrative and a commercial agent support for the Company’s European operations. The assets and liabilities of the Company’s AGY Europe SARL operations are translated from its functional currency (euros) to U.S. dollars at December 31, 2007. Income and expenses are translated at the average exchange rates prevailing during the year.

Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates include reserves for customer rebates, assessment of intangible and tangible assets for impairment, estimates used in determining pension and postretirement medical obligations, estimates used in determining stock-based compensation, and the determination of the valuation allowance on deferred tax assets. Actual results could differ from those estimates.

Goodwill and Intangible Assets — The Company accounts for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized, but instead are subject to annual impairment testing conducted each year as of October 31, or more frequently if events or circumstances indicate that an asset might be impaired. Other intangible assets determined to have definite lives are amortized over their useful lives and are evaluated for impairment as discussed under “Impairment of Long-Lived Assets” below. The Company completed its required annual impairment testing of goodwill and intangible assets with indefinite lives as of October 31, 2007. Based on management’s analysis, no impairment charge was recognized in 2007.

Impairment of Long-Lived Assets — Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically evaluates long-lived assets, including property, plant, and equipment, and definite-lived intangible assets whenever events or changes in conditions may indicate that the carrying value may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any), are less than the related asset’s carrying amount. Estimating future cash flows requires the Company to make judgments regarding future economic conditions, product demand, and pricing. Although the

Company believes its estimates are appropriate, significant differences in the actual performance of the asset or group of assets may materially affect the Company’s asset values and results of operations. Based on management’s analysis, no impairment charge was recognized in 2007.

Derivative Instruments — The Company is exposed to market risk, such as fluctuations in foreign currency exchange rates, commodity prices, and interest rates. To manage the volatility relating to these exposures that are not offset within its operations, the Company enters into various derivative transactions pursuant to its risk management policies. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company’s only derivative financial instruments in 2007 were forward contracts to purchase natural gas used in the manufacturing operations.

Income Taxes — The Company accounts for income taxes using the liability method approach under SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities reflect tax net operating loss and credit carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets require a valuation allowance when it is more likely than not, based on the evaluation of positive and negative evidence, that some portion of the deferred tax assets may not be realized. The realization of deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax assets’ attributes. The Company evaluates whether its deferred tax assets are realizable and the need for a valuation allowance by, among other things, forecasting future taxable income. On January 1, 2007, the Company adopted FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109, which requires that uncertain tax positions be sustainable under regulatory review by tax authorities assumed to have all relevant information at a more-likely-than-not level based upon its technical merits before any benefit can be recognized.

The Company considers its foreign earnings in AGY Europe SARL to be permanently invested and accordingly, the Company did not provide U.S. income taxes on the undistributed earnings of AGY Europe SARL.

Environmental Costs — Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, that have no significant future economic benefit, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company commitment to a plan of action. Expenditures that prevent or mitigate environmental contamination that is yet to occur are capitalized. The Company currently has not recorded any significant accrued environmental liabilities.

Conditional Asset Retirement Obligations — The Company accounts for conditional asset retirement obligations in accordance with FIN No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143. FIN No. 47 requires that any legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may not be within the Company’s control be recognized as a liability at the fair value of the conditional asset retirement obligation, if the fair vale of the liability can be reasonably estimated. However, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. See additional discussion in Note 16.

Fair Value of Financial Instruments — The fair value of financial instruments in the accompanying consolidated financial statements approximates the carrying value, unless otherwise disclosed.

Change in Presentation of Cash Flows — In the 2007 statement of cash flows, the Company has presented the change in restricted cash as a component of investing activities. In prior periods, the change in restricted cash was presented as a component of financing activities in the statements of cash flows. Management believes that the 2007 presentation of the change in restricted cash as a component of investing activities in the statement of cash flows is a more appropriate presentation, and that the effect of the change in presentation is immaterial to the overall financial statement presentation.

Adoption of New Accounting Standards — As discussed above under “Income Taxes,” on January 1, 2007, the Company adopted FIN No. 48. See additional discussion in Note 14 regarding the effects of adopting this new accounting standard. Also on December 31, 2007, the Company adopted SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). See discussion in Note 11 regarding the effects of adopting this new accounting standard.

Recently Issued Accounting Standards — In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS No. 157 defines fair value based upon an exit price model. Relative to SFAS No. 157, the FASB has issued FASB Staff Positions (“FSP”) 157-1, 157-2, and has proposed 157-c. FSP 157-1 amends SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. FSP 157-c clarifies the principles in SFAS No. 157 on the fair value measurement of liabilities. The statement is effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007. Based upon pronouncements issued to date, the Company is evaluating the new statement, but has not yet fully determined the impact of adopting this statement on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. The Company is not electing to measure its eligible financial assets and liabilities using the fair value option as of January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, which replaces SFAS No. 141. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would also apply the provisions of SFAS No. 141(R) subsequent to December 15, 2008. Early adoption is not permitted. The Company is currently evaluating the new statement and anticipates that it will not have a significant impact on the determination or reporting of its financial results.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 160 requires entities to report noncontrolling (minority) interests in subsidiaries as equity.

SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined what impact, if any, that adoption will have on the Company’s results of operations, cash flows, or financial position.

3. 2007 BUSINESS COMBINATION

In October 2007, the Company acquired the North American Continuous Filament Mat business of Owens Coming North America (“OC”) for cash of approximately $7,300 (including acquisition-related costs of $772). The acquired assets include certain inventories and equipment located in AGYs Huntingdon, PA facility and marble furnace assets located in Anderson, SC (which supplies the Huntingdon, PA facility with glass fiber marbles used in the production of CFM and in the marble melt production of glass yarn). The Anderson marble furnace is operated by OC under a manufacturing services agreement, and the Anderson land and building are leased from OC.

This business combination was accounted for in accordance with the purchase accounting method prescribed by SFAS No. 141. The fair values of the acquired assets were determined by management using recent appraisals and internal estimates, and were allocated to inventories ($3,276); property, plant, and equipment ($3,350); and goodwill ($653) at the acquisition date. The entire amount of goodwill is amortized for income tax purposes over 15 years. Under the terms of the acquisition agreement, OC will pay the Company $2,300 if the Company cancels the Anderson land and building lease by April 1, 2008, or $1,500 if cancelled by June 1, 2008. The Company has not yet given notice to OC regarding its intentions related to continuance of the Anderson land and building lease. If the Company cancels the lease before April 1, 2008, or June 1, 2008, the amount paid by OC to the Company will reduce the CFM acquisition cost, first reducing the goodwill and then reducing the value of the acquired property, plant, and equipment. See Note 17, “Subsequent Events.”

CFM’s net income prior to and subsequent to its acquisition was insignificant, and accordingly, such pro forma net income disclosures have been omitted from the consolidated financial statements. Unaudited revenues of CFM from January 1, 2007 through the October 26, 2007 acquisition date, and from October 26, 2007 through December 31, 2007, were approximately $19,650 and $5,350, respectively. The Company’s unaudited pro forma consolidated revenues for 2007, as if the acquisition of CFM occurred as of January 1, 2007, were approximately $204,020.

4. INVENTORIES – NET

Inventories as of December 31, 2007, net of reserves for excess, obsolete, and lower of cost or market adjustments of $1,238, consist of the following:

Finished goods and work in process	$22,764
Materials and supplies	9,663

$32,427

5. PROPERTY, PLANT, AND EQUIPMENT AND ALLOY METALS

Property, plant, and equipment and alloy metals as of December 31, 2007, consist of the following:

Land	$928
Buildings and leasehold improvements	15,065
Machinery and equipment	64,014
Alloy metals	101,722

181,729
Less accumulated depreciation	(22,466)

159,263
Construction-in-progress	3,791

$163,054

Depreciation expense was $10,958 in 2007, and depletion of alloy metals was $6,960 (net of recoveries and excluding expense to process such recoveries).

6. INTANGIBLE ASSETS

Intangible assets subject to amortization and trademarks, which are not amortized, consist of the following:

	Balance December 31, 2007	Estimated Useful Lives
Intangible assets subject to amortization:
Customer relationships	$4,800	11 years
Process technology	10,200	18 years
Deferred financing fees	5,145	5 to 8 years
Covenant not to compete	2,018	3 years

	22,163
Less accumulated amortization	(3,742)

	18,421
Trademarks — not amortized	5,613

	$24,034

In 2007, management re-evaluated the classification of the Company’s definite-lived intangible assets and concluded, since the trademarks are expected to be used by the Company into the foreseeable future, that the trademarks have an indefinite useful life. Accordingly, on January 1, 2007, the Company reclassified the carrying value of the trademarks ($5,613) from a definite-lived intangible asset to an indefinite-lived intangible asset, and discontinued amortizing the trademarks. The correction of the classification is not material to the Company’s consolidated financial statements.

Deferred financing fees are amortized by the straight-line method, which approximates the effective interest method.

Estimated future amortization expense for the next five years and the amount thereafter consists of the following:

Years Ending December 31
2008	$2,582
2009	1,726
2010	1,726
2011	1,691
2012	1,512
Thereafter	9,184

$18,421

7. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2007, consist of the following:

Vacation	$2,302
Real and personal property taxes	3,870
Payroll and benefits	2,898
Variable compensation accrual	1,508
Due to OC — pension reimbursement	1,947
Pre-petition real and personal property taxes	999
Accrued interest	2,427
Current portion of pension and other employee benefits	1,133
Other	384

Total accrued liabilities	$17,468

As discussed in Note 2, the Company has $1,217 of cash in escrow for disputed and allowed claims resulting from the Company, under prior ownership, emerging from bankruptcy in 2004. The Company has remaining accrued liabilities of $999 at December 31, 2007, for such disputed real and personal property taxes.

8. DEBT

The principal amounts of debt outstanding as of December 31, 2007, consist of the following:

Senior secured notes	$175,000
Capital lease obligations	1,246

Total debt	176,246
Less current portion	(1,246)

Total long-term debt	$175,000

In October 2006, the Company entered into a new Senior Credit Facility providing a $40,000 Senior Secured Revolving Credit Facility and the Company also issued $175,000 in aggregate principal amount of 11% Senior Second Lien Notes due 2014.

Senior Secured Revolving Credit Facility — The $40,000 Senior Secured Revolving Credit Facility (“Credit Facility”) matures October 2011 and includes a $20,000 sublimit for the issuance of letters of credit and a $5,000 sublimit for swing line loans. The borrowing base for the Credit Facility is equal to the sum of (i) an advance rate against eligible accounts receivable of up to 90%, plus (ii) the lesser of (A) 65% of the book value of our eligible inventory (valued at the lower of cost or market) and (B) 85% of the net orderly liquidation value for our eligible inventory, plus (iii) up to $32,500 of our eligible alloy metals, minus (iv) 100% of mark-to-market risk on certain interest hedging arrangements, minus (v) a reserve of $7,500.

At the Company’s option, loans under the Credit Facility bear interest based on either the eurodollar rate or base rate (a rate equal to the greater of the corporate base rate of interest established by the administrative agent from time to time, and the federal funds effective rate, plus 0.50%) plus, in each case, an applicable margin of 1.75% in the case of eurodollar rate loans and 0.75% in the case of base rate loans.

In addition, there are customary commitment fees and letter of credit fees under the Credit Facility. All obligations under the Credit Facility are guaranteed by the Company and all of its existing and future direct and indirect domestic subsidiaries. The Company’s obligations under the Credit Facility are secured, subject to permitted liens and other agreed-upon exceptions, by a first-priority perfected security interest in substantially all of the Company’s assets.

At December 31, 2007, the Company had no cash borrowings outstanding under the Credit Facility, but had utilized $450 of outstanding standby letters of credit for workers’ compensation obligations. Borrowing availability at December 31, 2007, was $39,550. See Note 17.

The Credit Facility contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers and consolidations, dividends, and other payments in respect to capital stock, transactions with affiliates, and optional payments and modifications of subordinated and other debt instruments. The Credit Facility also includes customary events of default, including a default upon a change of control. The Company was in compliance with all such covenants during 2007 and at December 31, 2007.

Senior Secured Second Lien Notes — On October 25, 2006, the Company issued $175,000 aggregate principal amount of 11% senior second lien notes (“Notes”) due 2014 to an initial purchaser, which were subsequently resold to qualified institutional buyers and non-U.S. persons in reliance upon Rule 144A (“144A filing”) and Regulation S under the Securities Act of 1933, as amended. Interest on the Notes is payable semiannually on May 15 and November 15 of each year beginning May 15, 2007. The Company’s obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, on a second-priority basis, by each of our existing and future domestic subsidiaries, that guarantee any of the Company’s indebtedness.

At any time prior to November 15, 2009, the Company may, at its discretion, redeem up to 35% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 111% of the principal amount, plus accrued and unpaid interest and additional interest, if any, as of the redemption date, with the net cash proceeds of one or more equity offerings, provided that (1) at least 65% of the aggregate principal amount of Notes originally issued under the indenture (excluding Notes held by the Company and its subsidiaries) remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of such equity offering. At any time prior to November 15, 2010, the Company may also redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of Notes redeemed, plus the applicable make-whole payment. Currently, the Company does not expect to exercise any optional redemption provision.

Under the terms of the 144A filing, the Company is required to cause the exchange offering registration of the notes to be declared effective under the Securities Act of 1933, as amended, by no later than August 25, 2008. Accordingly, the Company will incur costs associated with the SEC registration in 2008. The Company is unable to reasonably estimate the costs of such SEC registration and accordingly, no amounts have been provided at December 31, 2007.

As of December 31, 2007, the estimated fair value of the Notes was $169,750. The fair value of the Notes is estimated on the basis of quoted market prices; however, trading in these securities is limited and may not reflect fair value. The fair value is subject to fluctuations based on the Company’s performance, its credit rating, and changes in interest rates for debt securities with similar terms.

Capital Leases — The Company has a capital lease for manufacturing equipment located at its Aiken, SC facility. The lease is secured by a first priority lien on the leased assets, which had a $2,068 net book value at December 31, 2007.

As of December 31, 2007, aggregate future minimum lease payments under the lease totaled $1,309, with $63 representing interest thereon. The balance of the obligation, $1,246 at December 31, 2007, is recognized as a current obligation in the accompanying consolidated balance sheet.

Maturities of Long-Term Debt — Maturities of long-term debt at December 31, 2007, consist of the following:

2008	$1,246
2014	175,000

$176,246

9. TRANSACTIONS WITH RELATED PARTIES

The Company has entered into a management agreement with the main shareholder of KAGY pursuant to which this party will provide management and other advisory services. In consideration for ongoing management and other advisory services, the management agreement requires AGY to pay this party an annual management fee of $750 and to reimburse this party for out-of-pocket expenses incurred in connection with its services. The management agreement also provides that this party will receive transaction fees in connection with certain subsequent financings and acquisition transactions. The management agreement includes customary indemnification provisions in favor of this party and its affiliates. In 2007, this related party was paid $750, classified as a component of selling, general and administrative expenses.

10. CAPITAL STOCK AND EQUITY

The Company’s authorized capital consists of a total of 5,000,000 shares of common stock with a par value of $0.0001 per share. All 1,291,667 outstanding shares of the Company are owned by KAGY since the Acquisition on April 7, 2006. The holder of each share has the right to one vote for each share of common stock held and no shareholder has special voting rights other than those afforded all shareholders generally under Delaware law. Shareholders will share ratably, based on the number of shares held, in any and all dividends the Company may declare. As discussed in Note 8, the payment of dividends is restricted by the Credit Facility and no dividends were paid in 2007.

11. EMPLOYEE BENEFITS

Pension and Other Postretirement Benefits

Pension Benefits — Prior to 1998, the hourly and salaried employees of the Company participated in defined benefit plans maintained by OC, a predecessor owner of the Company. Under the plans, early retirement pension subsidies were generally based on an employee’s pay and number of years of service. In September 1998, as part of a predecessor owner’s acquisition of the Company from OC, all employees of OC who transferred to the Company as of October 1, 1998, became eligible to receive the same early retirement pension subsidy offered by OC, which created a pension obligation for the Company. The accrued pension benefit was frozen as of October 1, 1998, and remains a liability of OC. Upon retirement from the Company, participants will be entitled to begin receiving benefits from OC, recognizing service with OC and the Company for retirement eligibility purposes.

The Company is obligated to reimburse OC for the value of the early retirement subsidy, which is based on the difference of (a) and (b) at the time for the employee’s early retirement:

(a)	Present value of the October 1, 1998, frozen benefit available immediately based on the normal form of payment and applicable early retirement factors

(b)	Present value of the October 1, 1998, frozen benefit deferred to age 65

Both present values are determined on the then-applicable General Agreement on Tariffs and Trade (GATT) basis. Employees who terminate before early retirement eligibility (defined under the OC plan as age 55 with 10 years of service) or work until normal retirement (defined under the OC plan as age 65) represent no liability to AGY.

The Company’s obligation to OC is unfunded.

Other Postretirement Benefits — The Company has health care and life insurance benefit plans for certain domestic retired employees and their dependents. The health care plan is unfunded and pays either (1) stated percentages of covered “medically necessary” expenses, after subtracting payments by Medicare or other providers and after stated deductibles have been met or (2) fixed amounts of medical expense reimbursement. Currently, the retiree medical plans have the following terms: (a) eligibility requirement at age 62; (b) a $3,500 cap on the amount the Company will contribute annually toward pre-Medicare retiree medical expenses, with retiree contributions adjusted annually; and (c) provides a post-Medicare spending account at levels of $0 to $1,500, depending on years of service. Approximately 50 retirees, under an election they were permitted during the Company’s bankruptcy under predecessor ownership, elected COBRA, and such retirees will be required to pay the monthly COBRA contribution in effect at the date of election and as adjusted each year.

The Company continues to reserve the right to change or eliminate these benefits plans subject to the terms of collective bargaining agreements, if applicable.

Certain retirees who retired between October 1, 1998, and December 31, 1999, participate in the retiree medical program of OC. Such employees became eligible to participate in the health care plans upon retirement if they had accumulated 10 years of service after age 45. Some of the plans were contributory, with some retiree contributions adjusted annually. OC reserved the right to change or eliminate these benefit plans subject to the terms of collective bargaining agreements. The predecessor owner of the Company assumed the liability for these health care and life insurance benefits on September 30, 1998. As a result, the Company reimburses OC for actual expenses incurred for these certain retirees.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”) introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to that provided under the Act. As of January 1, 2006, the OC Plan was amended to integrate with the Act, affecting AGY retirees who are covered under the OC Plan. Specifically, the post-65 prescription drug program was discontinued, and the post-65 spending account was increased by $1,000.

Adoption of New Accounting Standard — On December 31, 2007, the Company adopted the provisions of SFAS No. 158. As a result of the adoption of SFAS No. 158, the Company recognized a $360 actuarial gain that resulted in a decrease in the other postretirement benefits liability and in a $224 (net of tax of $136) increase to other comprehensive income as of January 1, 2007. The following tables set forth the changes in projected benefit obligations and plan assets of the Company’s pension and other postretirement plans as of and for the year ended December 31, 2007.

	Pension Benefits	Other Postretirement Benefits
Change in projected benefit obligation:
Projected benefit obligations — January 1, 2007	$5,120	$7,430
Service cost	—	313
Interest cost	300	425
Actuarial loss (gain)	327	(360)
Plan participants’ contributions	—	530
Actual distributions	(260)	(1,442)

Projected benefit obligation — December 31, 2007	5,487	6,896

Change in plan assets (unfunded):
Actual employer contributions	260	912
Plan participants’ contributions	—	530
Actual distributions	(260)	(1,442)

Fair value of plan assets — December 31, 2007	—	—

Accrued liability — December 31, 2007	$(5,487)	$(6,896)

The pension benefit obligation and other postretirement benefits are recognized in the consolidated balance sheet as of December 31, 2007, as follows:

	Pension Benefits	Other Postretirement Benefits
Accrued liabilities — current	$603	$530
Pension and other employee benefit plans — noncurrent	4,884	6,366

Total	$5,487	$6,896

The net periodic expense for the Company’s pension and postretirement plans for 2007 were:

	Pension Benefits	Other Postretirement Benefits
Net periodic benefit cost:
Service cost	$—	$313
Interest cost	300	425

Projected benefit obligation — end of year	300	738

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net actuarial loss (gain)	327	(360)

	327	(360)
Total other changes in plan assets and benefit obligations recognized in net periodic benefit cost and other comprehensive income
	$627	$378

The estimated net (gain) loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are minimal.

Assumptions used to estimate the actuarial present value of benefit obligations at December 31, 2007, and the net periodic benefit costs for 2007, are as follows:

	Pension Benefits	Other Postretirement Benefits
Discount rate used to measure obligation at December 31, 2007	5.70%	6.30%
Discount rate used to determine net periodic benefit cost for 2007	6.00%	6.00%
Expected long-term rate of return on assets	N/A	N/A
Rate of increase in compensation levels	N/A	N/A

The discount rate reflects the current rate at which the pension and other postretirement liabilities could be effectively settled at the end of the year. The discount rate was determined by matching the Company’s expected benefit payments, taking into account the plans’ demographics, to payments from a stream of corporate AA or higher bonds.

Assumed health care cost trend rates at December 31, 2007:
Health care cost trend rate assumed for next year	11%
Ultimate trend rate assumed for future years	5%
Year that the rate reaches the ultimate trend rate	2013

A one percentage point change in the assumed health care cost trend rate would have an insignificant impact on the other postretirement benefits obligation at December 31, 2007.

Future estimated annual benefit payments for pension and other postretirement benefit obligations as of December 31, 2007, are as follows:

Years Ending December 31	Pension Benefits	Other Postretirement Benefits
2008	$603	$530
2009	634	514
2010	663	519
2011	732	524
2012	707	536
Thereafter	2,563	2,714

	$5,902	$5,337

Defined Contribution Plan — AGY has a defined contribution 401(k) plan that allows qualifying employees to contribute up to 30.0% of their annual pretax or after-tax compensation subject to Internal Revenue Service (“IRS”) limitations. Employer contributions to the plan are dependent on the Company’s annual financial performance. In addition, effective January 1, 2007, AGY provides a matching employer contribution of 50% up to 6% of each participant’s before tax salary deferral. For 2007, the Company contributed approximately $644.

12. STOCK-BASED COMPENSATION

The Company’s stock-based compensation includes stock options and restricted stock. Total stock-based compensation was $1,300 in 2007. The total income tax benefit recognized in the consolidated statement of operations related to stock-based compensation was approximately $480 in 2007.

Stock Options — On April 7, 2006, KAGY adopted the 2006 stock option plan that provides that up to 1,335,000 shares of the Company’s common stock are reserved for issuance under this plan, pursuant to the exercise of options with an exercise price of $10 under this plan, all contingent upon continuous employment through the date of vesting. 50% of these stock options vest over a three-year period. The remaining 50% vest based on the Company’s financial performances over a three-year period. These options have a term of 10 years from the grant date.

The Company accounts for the options under the provisions of SFAS No. 123(R), which is effective for all awards granted, modified, repurchased, or canceled after June 15, 2005, and requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value is to be estimated using option-pricing models adjusted for the unique characteristics of those instruments. In calculating the impact for options and restricted stock units granted, the Company has estimated the fair value of each option grant by using the Black-Scholes option-pricing model and the vesting probability of these stock awards. This model derives the fair value of stock options based on certain assumptions related to expected stock price volatility, expected option life, risk-free interest rate, and dividend yield. The Company’s estimated volatility is based on the historical volatility of other publicly traded companies in the same industry. The Company’s expected option life is based upon the average of the vesting term and the life of the options. The risk-free interest rate is based upon the U.S. Treasury yield curve appropriate to the term of the Company’s stock option awards. The estimated dividend rate is zero and no forfeiture rate was applied. Assumptions will be evaluated and revised, as necessary, to reflect market conditions and experience for new options granted. The fair value of each grant was calculated with the following weighted-average assumptions:

Year of Grant	2007	2006
Risk-free interest rate	4.5%	5.0%
Expected life of option in years	5.8	6.5
Expected dividend yield	—	—
Expected volatility	30	30

The weighted-average fair value of options granted was $4.09 per share in 2007. Based on the fair value-based method, the stock-based compensation related to outstanding stock options recorded in the accompanying consolidated financial statements is estimated at $800 for 2007. The remaining unrecognized compensation expense at December 31, 2007, is approximately $4,100 and is expected to be recognized as expense over the next three years.

A summary of stock options outstanding and exercisable and activity for 2007 is summarized below:

	Number of Shares	Weighted- Average Remaining Contractual Life (In Years)
Outstanding — January 1, 2007	1,080,000	9.3
Granted	230,000
Exercised	—
Forfeited/Expired	—

Outstanding — December 31, 2007	1,310,000	8.5

Vested or expected to vest — December 31, 2007	655,000	8.3

Exercisable — December 31, 2007	325,158	8.3

The intrinsic value of the options at December 31, 2007, was minimal.

Restricted Stock Units — On April 7, 2006, KAGY also granted 100,000 restricted stock units (“RSU”) pursuant to the terms of an executive employment agreement. These RSUs vest 50% on both April 7, 2007, and April 8, 2008, and are subject to certain forfeiture conditions.

The stock-based compensation cost related to RSUs was $500 for 2007. The remaining unrecognized compensation expense for the RSUs at December 31, 2007, is approximately $135 and is expected to be recognized as expense in 2008.

13. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company sometimes uses interest rate swap and cap agreements to manage the risk that fluctuations in interest rates will affect the amount of future interest payments. The differential paid or received under these agreements is recognized at their fair value in the accompanying consolidated balance sheet. At December 31, 2007, the Company had no interest rate hedging agreements in effect.

The Company also from time to time enters into fixed-price agreements for its natural gas commodity requirements to reduce the variability of the cash flows associated with forecasted purchases of natural gas. At December 31, 2007, the Company had existing contracts for physical delivery of natural gas at its Aiken, SC facility that fix the commodity cost of natural gas for approximately 88% of its estimated natural gas purchase requirements in the next 6 months. Although these contracts are considered derivative instruments, they meet the normal purchases exclusion contained in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and are therefore exempted from the related accounting requirements.

14. INCOME TAXES

The provision (benefit) for income taxes for 2007, consists of the following:

	Current	Deferred	Total
Federal	$146	$(396)	$(250)
State	(63)	(42)	(105)
Foreign	21	—	21

	$104	$(438)	$(334)

The difference between the effective tax rate used in the consolidated statement of income and the expected tax rate (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes) is as follows for 2007:

Computed expected tax benefit	$(332)
State taxes — net of federal benefit	(23)
Nondeductible items	43
Adjustments to prior-year items	(25)
Other	3

Income tax benefit	$(334)

The tax effect of temporary differences, which give rise to deferred tax assets (liabilities), is as follows at December 31, 2007:

Gross deferred tax assets:
Domestic net operating loss carryforward	$13,428
Pension and other employee benefit plans, including stock-based compensation	6,065
Accrued liabilities	4,655
Foreign net operating loss carryforward	107
Other	148

Gross deferred tax assets	24,403
Less valuation allowance	(107)

Gross deferred tax assets — net of valuation allowance	24,296

Gross deferred tax liabilities:
Property, plant, and equipment	(36,147)
Intangible assets	(6,964)

Gross deferred tax liabilities	(43,111)

Net deferred tax liabilities	$(18,815)

The net deferred tax liabilities are recognized as follows in the consolidated balance sheet at December 31, 2007:

Current deferred tax assets	$11,392
Noncurrent deferred tax liabilities	(30,207)

Net deferred tax liabilities	$(18,815)

The Company has determined that, at present, it is more likely than not that its foreign net operating loss (“NOL”) carryforward will not be realized. Therefore, a valuation allowance has been provided to reduce the carrying amount of this carryforward to zero at December 31, 2007. The Company believes, based upon all of the available evidence, no additional valuation allowance for its deferred tax assets is necessary at December 31, 2007.

The Tax Reform Act of 1986 enacted a complex set of rules limiting the potential utilization of NOL and tax credit carryforwards in periods following a corporate “ownership change.” In general, for federal income tax purposes, an ownership change is deemed to occur if the percentage of stock of a loss corporation owned (actually, constructively and, in some cases, deemed) by one or more “5% shareholders” has increased by more than 50 percentage points over the lowest percentage of such stock owned during a three-year testing period. The Acquisition on April 7, 2006, represented such an ownership change, which could potentially limit the future utilization of the Company’s NOLs. However, due to the provisions of future in IRS Notice 2003-65, the Company does not anticipate being limited in its use of its NOLs.

At December 31, 2007, the Company had domestic NOL carryforwards of approximately $35,796 that will expire in 2025 and 2026.

Uncertain Tax Positions — On January 1, 2007, the Company adopted the provisions of FIN No. 48. As a result of the implementation of FIN No. 48, the Company recognized a $7 increase in the liability for unrecognized tax position, which was recorded as a charge to the opening balance of accumulated deficit as of January 1, 2007. The gross liability under FIN No. 48, as of January 1, 2007, totaled approximately $9, including gross interest and penalties. As of December 31, 2007, the gross liability under FIN No. 48 was approximately $12. The total amount of unrecognized tax benefits, excluding the impact of interest and penalties, as of December 31, 2007, was $409, of which $6 would impact the effective rate if recognized. In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. During 2007, accrued interest and penalties were minimal.

The following table summarizes the activity related to the Company’s unrecognized tax benefits, excluding interest and penalties for 2007:

Unrecognized
Balance as of January 1, 2007	$406
Additions based on tax positions related to the current year	3
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Expiration of the statute of limitations for the assessment of taxes	—

Balance as of December 31, 2007	$409

The Company does not anticipate the balance of gross unrecognized tax benefits at December 31, 2007, to significantly change during the next 12 months.

As of December 31, 2007, the Company is subject to U.S. federal income tax examinations for the tax years 2004 through 2007. In addition, the Company is subject to state and local income tax examinations for the tax years 2004 through 2007.

During 2007, the goodwill associated with the Acquisition was reduced by $2,602, out of which approximately $2,500 related to the finalization of tax estimates made at purchase accounting, certain true-ups to the filed tax return for the periods prior to acquisition, and FIN No. 48 adjustments.

15. ALLOY METAL LEASES

Historically, the Company has been leasing under short-term operating leases (generally with lease terms from 1 to 6 months) a portion of the alloy metals needs to support the manufacturing operations. Total lease costs of alloy metals was $2,263 in 2007, classified as a component of cost of good sold.

In 2007, the Company leased alloy metals under the following two leasing agreements.

Metal Consignment Facility — In 2006, the Company entered into a consignment agreement (the “Facility”) with Bank of Nova Scotia to provide for platinum leases up to the lesser of $40,000 or the value of 40,000 ounces of platinum. In September 2007, the consignment limit was amended to provide for up to the lesser of $40,000 or the value of 30,000 ounces of platinum. The platinum facility is payable upon the earlier of the occurrence of an event of default under the agreement or the termination of the agreement, and is collateralized by (i) the leased platinum and (ii) all of the Company’s owned platinum, including, without limitation, platinum incorporated in our equipment. Lease payments are payable monthly and, at the Company’s election, based on either (i) a floating fee calculated and specified by Bank of Nova Scotia from time to time and initially set at 7.5% per annum or (ii) a fixed fee equal to the precious metals rate, which is the fixed market-based lease rate for the applicable lease period, plus a 2.0% margin. The Facility contains customary events of default, including, without limitation, nonpayment of lease payments, inaccuracy of representations and warranties in any material respect, and a cross-default provision with the Credit Facility and the Notes. The Facility does not contain any financial covenants. The Facility may be terminated by the Company or Bank of Nova Scotia at any time upon 30 days prior written notice.

At December 31, 2007, the Company leased 24,500 ounces of platinum under this agreement, with a notional value of $37,400, as calculated under the Facility. The alloy metal leases outstanding under the Facility at December 31, 2007, had terms ranging from 1 to 5 months, all maturing no later than March 20, 2008 (with future minimum rentals of $161 until maturity in 2008). The rental rates, computed on the market value of the alloy metals at inception of the leases, ranged from 3.95% to 10.5% at December 31, 2007. Unused availability at December 31, 2007, was 1,700 ounces of platinum or $2,600. If the market value of the leased platinum exceeds $40,000 or 30,000 ounces, the Company is required to purchase or otherwise provide sufficient platinum to reduce the lease balance. See additional discussion in Note 17, “Subsequent Events.”

OC Master Lease Agreement — In October 2007, as part of the CFM acquisition, the Company entered into a master lease agreement (“Metal Consignment Facility”) with OC to lease platinum and rhodium, exclusively for their use in the Huntingdon CFM and Anderson manufacturing operations. This master lease agreement is in effect until April 2009 and allows the Company to enter into leases of alloy metal with terms of 1 to 6 months for up to approximately 19,800 ounces of platinum and 3,400 ounces of rhodium (the “Maximum Lease Commitment”). The lease rate is a fixed annual 9% rate and the notional of the leases is based on the market price in effect at the inception of the lease. Until the maturity date of the master lease agreement, the Company may automatically renew the metals leases for one or more successive lease terms or may decide during the term of each lease to return the quantity of metals originally leased, or to decrease the quantity of metals to be leased for the next lease term, which would then decrease the Maximum Lease Commitment for future leases. The master lease agreement contains customary events of default, including, without limitation, nonpayment of lease payments, inaccuracy of representations and warranties in any material respect, and a cross-default provision with the Credit Facility and the Metal Consignment Facility.

At December 31, 2007, the Company leased the Maximum Lease Commitment quantity, with a notional value of approximately $50,800. All of the leases outstanding at December 31, 2007, had terms of 2 to 3 months, and all of the leases outstanding at December 31, 2007, mature no later than February 26, 2008 (with future minimum rentals of $398 until maturity in 2008), prior to renewals as discussed above.

16. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any significant litigation or claims, other than routine matters incidental to the operation of the Company. The Company does not expect that the outcome of any pending claims will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

There may be insignificant levels of asbestos in certain manufacturing facilities, however, the Company does not expect to incur costs (which are undeterminable) in the foreseeable future to remediate any such asbestos which may be present in the facility. Accordingly, management did not record a conditional asset retirement obligation related to such asbestos remediation because, in accordance with the guidance of FIN No. 47, Accounting for Conditional Asset Retirement Obligations, the Company does not have sufficient information to estimate the fair value of the asset retirement obligation.

In addition to the alloy metal leases discussed in Note 15, the Company also leases equipment and other property under operating leases. Total rent expense for the year ended December 31, 2007, was $458. The minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year are as follows:

Years Ending December 31
2008	$172
2009	141
2010	115
2011	24

$452

The Company entered into two agreements to purchase marbles from OC. The Company is obligated to make the following minimum purchases:

Years Ending December 31
2008	$6,162
2009	2,783

$8,945

In 2007, the Company entered into a contract to purchase certain manufacturing equipment for a total amount of 3.7 million euros. A 10% down payment was made in 2007 and the balance of approximately 3.3 million euros will be paid in 2008. Associated with this purchase commitment, in February 2008, the Company entered into forward contracts to purchase 3.3 million euros to hedge the exposure to changes in value of the euro to the U.S. Dollar associated with this commitment. The contracts mature in the second and third quarters of 2008.

17. SUBSEQUENT EVENTS

Due to the significant increase in platinum market prices during the first quarter of 2008, the Company has exceeded the $40,000 consignment limit of the metal consignment facility with Bank of Nova Scotia. During the fourth quarter of 2007, the Company requested Bank of Nova Scotia to increase the Facility to facilitate the Company’s expected growth plans and to reflect the increase in platinum market prices since the September 2007 amendment of the Facility. The Company is providing cash and standby letter of credit collateral to support the consignment value in excess of the $40,000 limit until the Facility is amended.

In March 2008, Bank of Nova Scotia agreed to increase the consignment limit to the lesser of 32,000 ounces or $69,600, with any utilization in excess of $42,000 secured by letter of credit collateral equal to 50% of the utilization over $42,000. The Company has received the approval of its revolving lenders and bondholders for the proposed increase in the Facility and expects the revised agreement to be finalized in April 2008.

On March 31, 2008, the Company’s metal consignment facility was amended as discussed above.

On March 31, 2008, the Company notified OC of its intention to terminate the Anderson, SC land and building lease, as discussed in Note 3, “Business Combination.” Therefore, if the Company vacates such land and building within 90 days of the notice, OC will pay the Company $2,300 in accordance with the terms of the CFM acquisition agreement.

******

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of

AGY Holding Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheet of AGY Holding Corp. and Subsidiaries (a Delaware Corporation) as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the period from April 7, 2006, to December 31, 2006 (Successor Company), the period from January 1, 2006, to April 6, 2006 (Predecessor Company), and the year ended December 31, 2005 (Predecessor Company). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of AGY Holding Corp. and Subsidiaries as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the consolidated financial statements for the period from April 7, 2006, to December 31, 2006 (Successor Company), the period from January 1, 2006, through April 6, 2006 (Predecessor Company), and the year ended December 31, 2005 (Predecessor Company), referred to above, present fairly, in all material respects, the results of the Successor Company’s operations and cash flows for the period from April 7, 2006, to December 31, 2006, and the Predecessor Company’s operations and cash flows for the period from January 1, 2006, through April 6, 2006, and the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina

March 29, 2007

AGY HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006

(dollars in thousands except share and per share amounts)

Assets	December 31, 2006
Current assets:
Cash and cash equivalents	$1,580
Restricted cash (Note B)	1,157
Trade accounts receivables, less allowances of $2,474	16,273
Inventories, net (Note D)	29,183
Deferred tax assets (Note N)	7,358
Other current assets (Note B)	3,373

Total current assets	58,924
Property, plant and equipment, net (Note E)	163,419
Intangible assets, net (Note F)	26,331
Goodwill (Note C)	87,406
Deferred tax assets (Note N)	0
Other assets	140

$336,220

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$6,237
Accrued liabilities (Note G)	15,751
Current portion of long-term debt (Note H)	880

Total current liabilities	22,868
Long-term debt and capital lease obligations (Note H)	176,310
Pension and other employee benefit plans (Note K)	12,549
Deferred tax liabilities (Note N)	29,120

Total liabilities	240,847

Commitments and contingencies (Note O)
Shareholder’s equity (Note J):
Common stock, $.0001 par value per share; 5,000,000 shares authorized; 1,291,667 shares issued and outstanding	0
Additional paid-in capital	98,802
Accumulated (deficit)	(3,568)
Accumulated other comprehensive income	139

Total shareholders’ equity	95,373

$336,220

The accompanying notes are an integral part of these consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM APRIL 7, 2006 (INCEPTION), THROUGH DECEMBER 31, 2006,

JANUARY 1, 2006, THROUGH APRIL 6, 2006, AND THE YEAR ENDED DECEMBER 31, 2005

(dollars in thousands)

	Successor Company	Predecessor Company
	For the Period April 7, 2006, through December 31, 2006	For the Period January 1, 2006, through April 6, 2006	2005
Net sales	$124,755	$45,796	$160,596
Cost of goods sold	102,734	39,217	125,866

Gross profit	22,021	6,579	34,730
Selling, general and administrative expenses	9,202	24,196	19,320
Amortization	1,509	511	1,888
Other operating income	1,996	8	—

Income (loss) from operations	13,306	(18,120)	13,522
Other (expense) income:
Interest expense	(13,569)	(2,266)	(9,103)
Other non-operating (expense) income, net	(16)	193	157
Loss on early extinguishment of debt	(5,702)	0	0

(Loss) income before income tax (benefit) expense	(5,981)	(20,193)	4,576
Income tax expense (benefit) (Note N)	(2,413)	(7,584)	1,522

Net (loss) income	$(3,568)	$(12,609)	$3,054

The accompanying notes are an integral part of these consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM APRIL 7, 2006 (INCEPTION), THROUGH DECEMBER 31, 2006,

JANUARY 1, 2006, THROUGH APRIL 6, 2006, AND THE YEAR ENDED DECEMBER 31, 2005

(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Earnings (Deficit)	Total Shareholders’ Equity
Predecessor Company	Shares	Amount
Balance, December 31, 2004	1,000,000	$0	$21,233	$(496)	$(503)	$20,234
Increase in value of Porcher Agreement	0	0	5,939	0	0	5,939
Stock compensation	0	0	5,425	0	0	5,425
Net income	0	0	0	0	3,054	3,054
Minimum pension liability adjustment, net of related income tax effect	0	0	0	5	0	5
Foreign currency translation adjustment	0	0	0	(5)	0	(5)
Change in fair value of derivative instruments, net of related income tax effect	0	0	0	219	0	219

Total comprehensive income						3,273

Balance, December 31, 2005	1,000,000	0	32,597	(277)	2,551	34,871
Warrants, Anti Dilution and Stock Incentive Plans issued at effective date	291,667	0	0	0	0	0
Decrease in value of Porcher Agreement	0	0	(651)	0	0	(651)
Stock compensation	0	0	18,134	0	0	18,134
Net loss	0	0	0	0	(12,609)	(12,609)
Foreign currency translation adjustment	0	0	0	(451)	0	(451)
Change in fair value of derivative instruments, net of related income tax effect	0	0	0	(13)	0	(13)

Total comprehensive loss						(13,073)

Balance, April 6, 2006	1,291,667	$0	$50,080	$(741)	$(10,058)	$39,281

Successor Company
Balance, April 7, 2006	0	$0	$0	$0	$0	$0
Capital contribution	1,291,667		97,890			97,890
Stock compensation	0	0	912	0	0	912
Comprehensive loss:
Net loss	0	0	0	0	(3,568)	(3,568)
Foreign currency translation adjustment	0	0	0	139	0	139

Total comprehensive loss			0			(3,430)

Balance, December 31, 2006	1,291,667	$0	$98,802	$139	$(3,568)	$95,373

The accompanying notes are an integral part of these consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM APRIL 7, 2006 (INCEPTION), THROUGH DECEMBER 31, 2006,

JANUARY 1, 2006, THROUGH APRIL 6, 2006, AND THE YEAR ENDED DECEMBER 31, 2005 (CONTINUED)

(dollars in thousands, unless otherwise indicated)

	Successor Company	Predecessor Company
	For the Period from April 7, 2006, through December 31, 2006	For the Period from January 1, 2006, through April 6, 2006	2005
Cash flow from operating activities:
Net (loss) income	$(3,568)	$(12,609)	$3,054
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	11,623	2,628	10,319
Amortization of debt issuance costs	179	242	370
Amortization of intangibles with definite lives	1,509	511	1,888
Stock compensation	912	18,134	5,425
Gain on sale of alloy	(1,245)	0	0
Loss on early extinguishment of debt	5,702	0	0
Noncash sales incentive related to Porcher Agreement	0	1,615	3,886
Deferred income taxes	(2,413)	(6,773)	(377)
Alloy depletion, net of recoveries	4,601	996	3,603
Changes in assets and liabilities:
Trade accounts receivable	881	(778)	(6,363)
Inventories (Note D)	(776)	1,136	(2,184)
Other assets	1,827	253	4,594
Accounts payable	(456)	1,038	(368)
Accrued liabilities	5,199	(1,729)	1,658
Pension and other employee benefit plans	(421)	(1,021)	(1,181)

Net cash provided by operating activities	23,554	3,643	24,324

Cash flows from investing activities:
Purchases of property and equipment	(8,199)	(1,487)	(5,415)
Aggregate merger consideration and escrow, net of cash acquired	(275,554)	0	0

Net cash used in investing activities	(283,753)	(1,487)	(5,415)

Cash flows from financing activities:
Payments of subordinated secured PIK notes	$0	$0	$(20,750)
Decrease (increase) in restricted cash	149	(23)	2,988
Payments on capital leases	(631)	(203)	(779)
Issuances of debt	185,000	0	0
Net borrowings (repayments) on LOC	(5,000)
Payments on term loans and revolver	(5,000)	(750)	(2,000)
Capital contribution	97,890	0	0
Debt issuance costs	(10,768)	0	(100)

Net cash provided by (used in) financing activities	261,640	(976)	(20,641)

Effect of exchange rate on cash	139	(125)	(49)

Net increase (decrease) in cash and cash equivalents	1,580	1,055	(1,781)
Cash and cash equivalents, beginning of period	0	2,778	4,559

Cash and cash equivalents, end of period	$1,580	$3,833	$2,778

Supplemental disclosure of cash flow information:
Cash paid for interest	$9,380	$2,100	$8,884
Cash paid for income taxes	0	103	1,224

Supplemental disclosure of noncash financing/investing activities:
Capital contribution related to Porcher Agreement	$0	$(651)	$5,939
(Decrease) increase in fair value of derivative instruments, net of related tax effects	0	(13)	219
Increase in minimum pension liability adjustment	0	0	5

The accompanying notes are an integral part of these consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

Note A—Description of Business

AGY Holding Corp. and Subsidiaries (collectively, AGY or the Company) is a Delaware corporation with its headquarters in South Carolina. The Company manufactures and sells glass yarn used in a variety of electronic, industrial, construction and specialty applications.

The business is conducted through AGY Holding Corp, its two wholly owned domestic operating subsidiaries, AGY Aiken LLC and AGY Huntingdon LLC, and its two wholly owned foreign subsidiaries, AGY Europe SARL and AG Yarns Canada Inc.

On April 7, 2006, all of the outstanding stock of AGY was acquired by KAGY Holding Company, Inc. (KAGY) in exchange for approximately $271,000 consideration. This transaction and the related expenses and fees were financed by a combination of approximately $98,000 in equity and $185,000 in debt financing (Acquisition). As a result of such transaction, KAGY is required to apply purchase accounting to its financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”. Under SFAS No. 141, KAGY is required to allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. Accordingly, all assets and liabilities have been recorded at their fair value as of April 7, 2006. All of the purchase accounting adjustments at KAGY have been pushed down to the financial statements of the Company. The consolidated balance sheet and related information at December 31, 2006, reflect final purchase accounting estimates and are referred to as Successor or Successor Company. Financial statement amounts prior to April 7, 2006, including the results of operations and cash flows for the year ended December 31, 2005, and the period from January 1, 2006, through April 6, 2006, reflect operations of AGY prior to the acquisition and are referred to as Predecessor or Predecessor Company.

Note B—Summary of Significant Accounting Policies

Principles of Consolidation

The business is conducted through AGY Holding Corp. and four wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers cash on hand, cash deposited in financial institutions and money market accounts with maturities of less than 90 days at date of purchase to be cash equivalents. These are stated at cost, which approximates market value.

Restricted Cash

As of December 31, 2006, the Company had approximately $1,157 in restricted cash, which represented funds set aside in escrow for payments to be made for the Predecessor Company’s disputed and allowed claims, resulting from emerging from bankruptcy in April 2004.

Revenue Recognition

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements.” Under SAB No. 104, product revenues (or service revenues) are

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

recognized when persuasive evidence of an arrangement exists, delivery has occurred (or service has been performed), the sales price is fixed and determinable, and collectibility is reasonably assured. Revenues are recorded net of various customer rebates, product returns and cash discounts totaling $3,561 for the period April 7, 2006 through December 31, 2006; $2,803 for the period January 1, 2006 through April 6, 2006 (including $1,600 Porcher equity incentive as discussed in Note I); and $8,269 for the year ended December 31, 2005 (including $3,900 Porcher equity incentive as discussed in Note I.)

Under AICPA Statement of Position (SOP) No. 01-6, “Accounting for Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others,” the Company has intent and belief that the allowance recorded at December 31, 2006, is adequate. Additionally, the Company has a policy of charging off uncollectible trade receivables and determining past due delinquency status.

Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to report certain information about operating segments in its financial statements. SFAS No. 131 also requires that Companies report certain information about their products and services, the geographic areas in which they operate, and their major customers.

Sales by geographic area are as follows:

	Successor Company	Predecessor Company
	December 31, 2006	April 6, 2006	December 31, 2005
North America	$90,541	$32,640	$116,383
Europe	17,681	7,438	25,061
Asia	16,533	5,718	19,152

Total	$124,755	$45,796	$160,596

The Company operates in one business segment that manufactures glassfiber yarns and specialty materials that are used in a variety of industrial and commercial applications. Of the Company’s total assets, approximately 99% are located in the United States.

Inventories

Inventories are stated at the lower of cost or market. Cost, which includes material, labor and overhead, is determined using the first-in, first-out (FIFO) method.

Other Current Assets

As of December 31, 2006, other current assets primarily consist of approximately $1,500 in deposits and prepayments with vendors, approximately $1,400 in prepaid insurance and approximately $500 in non-trade receivables.

Rebuild of Glass-melting Furnaces

Glass-melting furnaces periodically require substantial rebuilding. The time period between rebuilds varies depending upon the utilization of the furnace. The Company capitalizes the cost to rebuild glass-melting

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

furnaces. Such costs are capitalized when incurred and depreciated on a straight-line basis over the estimated useful lives of the rebuilt furnaces, which is approximately 14 years.

Property, Plant and Equipment

Property, plant and equipment in the Successor Company’s opening balance sheet were recorded at the estimated fair market value pursuant to purchase accounting. Additions since the Acquisition are carried at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the respective assets. Depreciation on leasehold improvements is based on the lesser of the terms of the respective leases or the estimated economic life of the assets. Improvements are capitalized, while repair and maintenance costs are expensed as incurred.

The estimated useful lives of the assets are as follows:

Buildings and leasehold improvements	10-25 years
Machinery and equipment	7-15 years

Alloy metals are the primary component of the heat-resistant, glass-forming bushings in the Company’s glass-melting furnaces. Molten glass is passed through the bushings to form glass filaments. During the manufacturing process a small portion of the alloy metals is physically consumed. The portion of the alloy metals physically consumed is measured at the time a bushing is reconditioned and is charged to income. The amount of metal loss and the service life of the bushings are dependent upon a number of factors, including the type of furnace and the product being produced. Based upon historical metal loss, the Company’s alloy metals have a useful life of up to 15 years.

Alloy metals are an integral part of the Company’s installed glass-melting furnaces and therefore are, for accounting purposes, classified as property, plant and equipment in the accompanying balance sheets.

Concentration of Credit Risk

Two customers accounted for 37.5% of the Company’s gross accounts receivable as of December 31, 2006 and 42.0%, 44.5% and 37.7% of net sales for the period from April 7, 2006 (inception) through December 31, 2006, January 1, 2006, through April 6, 2006, and the year ended December 31, 2005, respectively.

The Company invests its unrestricted cash and cash equivalents in money market and other interest-bearing accounts. The Company’s primary objective is to ensure capital preservation of its invested funds.

Regularly during the year, the Company maintains unrestricted cash and cash equivalents in accounts with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company’s management regularly monitors the financial stability of the financial institutions.

Foreign Currency Translation

The Company’s wholly owned subsidiary AGY Europe SARL, located in Lyon, France, provides administrative and managerial support for the Company’s European operations. The assets and liabilities of the Company’s AGY Europe SARL operations are translated from its functional currency to United States dollars at December 31, 2006. Income and expenses are translated at the average exchange rates prevailing during the period.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized. The Company tests such goodwill and other intangible assets with indefinite lives for impairment annually, or more frequently if events or circumstances indicate that an asset might be impaired. Other intangible assets determined to have definite lives are amortized over their useful lives. The Company reviews these other intangible asserts with definite lives for impairment to ensure they are appropriately valued if conditions exist that indicate the carrying value may not be recoverable. Based on management’s analysis, no impairment exists as of December 31, 2006.

Impairment of Long-lived Assets

Pursuant to SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets,” the Company periodically evaluates long-lived assets, including property, plant and equipment and definite lived intangible assets whenever events or changes in conditions may indicate that the carrying value may not be recoverable. Factors that management considers important that could initiate an impairment review include the following:

–	A significant decrease in the market price of a long-lived asset (asset group),

–	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition,

–	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group),

–	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group),

–	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The impairment review requires the Company to estimate future undiscounted cash flows associated with an asset or group of assets. If the future undiscounted cash flows are less than the carrying amount of the asset, the Company must estimate the fair value of the asset. If the fair value of the asset is below the carrying value, the difference will be written off. Estimating future cash flows requires the Company to make judgments regarding future economic conditions, product demand and pricing. Although the Company believes its estimates are appropriate, significant differences in the actual performance of the asset or group of assets may materially affect the Company’s asset values and results of operations. Based on management’s analysis, no impairment charges are necessary as of December 31, 2006.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

Derivative Instruments

The Company is exposed to market risk, such as fluctuations in foreign currency exchange rates, commodity prices and interest rates. To manage the volatility relating to these exposures that are not offset within its operations, the Company enters into various derivative transactions pursuant to its risk management policies. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory rates to differences between financial statement carrying amounts and tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Management evaluates the Company’s deferred tax assets each year and provides valuation allowances if the realizability of the deferred tax assets is uncertain.

Fair Value of Financial Instruments

The fair value of financial instruments in the accompanying consolidated financial statements approximates the carrying value, unless otherwise disclosed.

Recently Issued Accounting Standards

In May 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. FIN 48 is effective for the Company beginning January 1, 2007. The Company is still assessing the impact of FIN 48 on the Company’s reported operating results, financial position and existing financial statement disclosures. Based on a preliminary assessment, the Company expects the potential impact of FIN 48 will be immaterial.

In September 2006, FASB issued Statement No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” – an amendment of FASB Statements No. 87, 88, 106 and 132R, (SFAS No. 158). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statements of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or change in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company has not yet determined the impact of adopting SFAS No. 158 on it consolidated financial statements. The Company will adopt this statement for the year ending December 31, 2007.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The Company has not yet determined the impact of adopting this Statement on its consolidated financial statements. The Company will adopt this statement for the year ending December 31, 2007.

Note C—Business Combinations

The assets and liabilities assumed in connection with the Acquisition were recorded at estimated fair value. The Company has allocated the purchase price based upon fair value.

Restricted cash	$1,306
Accounts receivable, net	17,154
Inventories	28,407
Deferred tax assets	5,557
Other current assets	5,298
Property and equipment	170,199
Goodwill	87,406
Identifiable intangible assets	22,953
Other long term assets	42

338,322
Accounts payable	(6,693)
Accrued liabilities	(10,552)
Other current liabilities	0
Pension and other employee benefit plans	(12,970)
Debt and capital lease obligations	(2,821)
Deferred tax liabilities	(29,732)

Total purchase price, net of cash acquired	$275,554

The entire amount of goodwill is amortized for income tax purposes over 15 years.

Note D—Inventories

Inventories, net of reserves of $691, as of December 31, 2006, consist of the following:

December 31, 2006
Finished goods and work in process	$19,545
Materials and supplies	9,638

$29,183

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

Note E—Property, Plant and Equipment

Property, plant and equipment as of December 31, 2006 consists of the following:

December 31, 2006
Land	$996
Buildings and leasehold improvements	13,413
Machinery and equipment	49,542
Alloy metals	105,620

169,571
Less – Accumulated depreciation	(11,623)

157,948
Construction-in-progress	5,471

$163,419

On April 7, 2006, in conjunction with the acquisition, the Successor Company preliminarily adjusted its property, plant and equipment to its estimated fair value in conjunction with the application of SFAS No. 141. Depreciation expense was $11,623 for the period from April 7, 2006 (inception) through December 31, 2006, $2,628 for the period from January 1, 2006, through April 6, 2006, and $10,319 for fiscal year 2005.

Note F—Intangible Assets

Intangible assets as of December 31, 2006 consist of the following:

	December 31, 2006	Estimated Useful Lives
Intangible assets subject to amortization:
Customer relationships	$4,800	11 years
Trademarks	5,900	15 years
Process technology	10,200	18 years
Product technology	0
Deferred financing fees	5,101	5 to 8 years
Covenant not to compete	2,018	3 years

	28,019
Less – Accumulated amortization	(1,688)

Net intangible assets	$26,331

Deferred financing fees are amortized by the straight-line method, which approximates the effective interest method.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

Estimated future amortization expense for the next five years consists of the following:

2007	$2,784
2008	2,784
2009	2,293
2010	2,111
2011	2,111
Thereafter	14,248

$26,331

Note G—Accrued Liabilities

Accrued liabilities as of December 31, 2006 consist of the following:

December 31, 2006
Vacation	$2,167
Real and personal property taxes, including prepetition amounts still in negotiation of $1.3 million	3,219
Payroll and benefits	2,789
Profit sharing accrual	1,194
Prepetition vendor invoices still in negotiation	17
Due to Owens Corning	1,486
Prepetition liabilities	1,191
Accrued Interest	3,609
Other related to acquisition	0
Other	79

Total accrued liabilities	$15,751

Note H—Debt

Financing arrangements as of December 31, 2006 consist of the following:

December 31, 2006
Senior credit facility—Senior secured notes	$175,000
Capital lease obligations	2,190

Total debt	177,190
Less—Current portion	(880)

Total long-term debt	$176,310

Amounts above reflect the principal due under such agreements.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

Successor Company—Senior Secured Credit Facility

In connection with the Acquisition on April 7, 2006, the Company entered into a senior secured credit agreement (the New Senior Credit Facility), which provided for:

–	a five-year revolver in an aggregate principal amount of up to $30,000, which includes a $5,000 swing line sub-facility and a $20,000 letter of credit sub-facility;

–	a six-year term loan in an aggregate principal amount of $135,000 secured by a first priority lien on substantially all of the properties and assets of the Company with scheduled amortization of 1% or $1,350 per year, and

–	a seven-year, non-amortizing term loan in an aggregate principal amount of $45,000, secured by a second lien on substantially all of the properties and assets of the Company.

In October 2006, the Company repaid all outstanding borrowings under the New Senior Credit Facility as part of the refinancing of the Company’s indebtedness through a new $40,000 Senior Secured Revolving Credit Facility, the issuance of $175,000 in aggregate principal amount of 11% Senior Second Lien Notes due 2014 and the Company’s cash on hand (the Refinancing).

Successor Company Senior Secured Revolving Credit Facility

The Senior Secured Revolving Credit Facility matures October 2011 and includes a $20,000 sublimit for the issuance of letters of credit and a $5,000 sublimit for swing line loans. The borrowing base for the Senior Secured Revolving Credit Facility is equal to the sum of: (i) an advance rate against eligible accounts receivable of up to 90%, plus (ii) the lesser of (A) 65% of the book value of our eligible inventory (valued at the lower of cost or market) and (B) 85% of the net orderly liquidation value for our eligible inventory, plus (iii) up to $32,500 of our eligible alloy inventory, minus (iv) 100% of market-to-market risk on certain interest hedging arrangements, minus (v) a reserve of $7,500.

At the Company’s option, loans under the Senior Secured Revolving Credit Facility bear interest based on either the eurodollar rate or base rate (a rate equal to the greater of the corporate base rate of interest established by the administrative agent from time to time, and the federal funds effective rate plus 0.50%) plus, in each case, an applicable margin of 1.75% in the case of eurodollar rate loans and 0.75% in the case of base rate loans.

In addition, there are customary commitment fees and letter of credit fees under the Senior Secured Revolving Credit Facility. All obligations under the senior secured revolving credit facility are guaranteed by the company and all of our existing and future direct and indirect domestic subsidiaries. The Company’s obligations under the Senior Secured Revolving Credit Facility are secured, subject to permitted liens and other agreed upon exceptions, by a first-priority perfected security interest in substantially all of the Company’s assets.

The Senior Secured Revolving Credit Facility contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers and consolidations, dividends and other payments in respect to capital stock, transactions with affiliates, and optional payments and modifications of subordinated and other debt instruments. The Senior Secured Revolving Credit Facility also includes customary events of default, including a default upon a change of control.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

At December 31, 2006, the Company had no cash borrowings outstanding under the Senior Secured Revolving Credit Facility, but had utilized $1,000 of the facility for issued and outstanding standby letters of credit for workers’ compensation obligations. Availability at December 31, 2006, totaled $39,000.

Successor Company Senior Second Lien Notes

In connection with the Refinancing on October 25, 2006, the Company issued $175,000 aggregate principal amount of 11% senior second lien notes due 2014 to an initial purchaser, which were subsequently resold to qualified institutional buyers and non-U.S. persons in reliance upon Rule 144A and Regulation S under the Securities Act of 1933, as amended. Interest on the notes is payable semi-annually on May 15 and November 15 of each year beginning May 15, 2007. The Company’s obligations under the notes are fully and unconditionally guaranteed, jointly and severally, on a second-priority basis, by each of our existing and future domestic subsidiaries, other than immaterial subsidiaries, that guarantee our indebtedness, including our new Senior Secured Revolving Credit Facility, or the indebtedness of any our restricted subsidiaries.

At any time prior to November 15, 2009, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 111% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings, provided that: (1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of such equity officering. At any time prior to November 15, 2010, the Company may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the applicable make-whole payment. Currently, the Company does not expect to utilize any optional redemption provision.

As of December 31, 2006, the estimated fair value of the Company’s Senior Second Lien Notes was $179,375 versus a recorded book value of $175,000. The fair value of the Notes is estimated on the basis of quoted market prices; however, trading in these securities is limited and may not reflect fair value. The fair value is subject to fluctuations based on the Company’s performance, its credit rating and changes in interest rates for debt securities with similar terms.

The Company believes that cash generated by current operations, the funds available under its new Senior Secured Revolving Credit Facility and existing cash and cash equivalents will be sufficient to meet working capital requirements, service its debt and finance capital expenditures over the next twelve months.

Metal Consignment Facility

In August 2005, we entered into a consignment agreement with Fleet Precious Metals Inc. to lease platinum, one of the alloy metals used in our manufacturing operations, and in April 2006, we amended the consignment agreement, then with Bank of America, N.A. (as assignee of Fleet Precious Metals Inc.), to provide for up to the lesser of $40,000 or the value of 40,000 ounces of platinum. The consignment agreement is now with Bank of Nova Scotia, as assignee of Bank of America, N.A. The platinum facility is payable upon the earlier of the occurrence of an event of default under the agreement or the termination of the agreement, and is collateralized by (i) the leased platinum and (ii) all of our owned platinum, including, without limitation, platinum incorporated in our equipment. Lease payments are payable monthly and, at our election, based on either (i) a floating fee

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

calculated and specified by Bank of Nova Scotia from time to time and initially set at 7.5% per annum or (ii) a fixed fee equal to the precious metals rate, which is the fixed market-based lease rate for the applicable lease period, plus a 2.0% margin. The consignment agreement contains customary events of default, including, without limitation, nonpayment of lease payments, inaccuracy of representations and warranties in any material respect and a cross-default provision with our term loans. The consignment agreement does not contain any financial covenants. The consignment agreement may be terminated by us or Bank of Nova Scotia at any time upon 30 days prior written notice.

Historically, the Company has been leasing under short-term operating leases a portion of the alloy metal needs to support the manufacturing operations. Total lease costs of alloy metals was $709 for the period April 7, 2006 through December 31, 2006; $182 for the period January 1, 2006 through April 6, 2006 and $753 for the year ended December 31, 2005.

At December 31, 2006, the Company leased 14,500 ounces of platinum under the Facility, with a notional value of $16,200 as calculated under the Facility. Unused availability at December 31, 2006 was 21,200 ounces of platinum and $23,800. If the market value of the leased platinum exceeds $40,000 or 40,000 ounces for the period from April 7, 2006 (inception), through December 31, 2006, or $20,000 during the other periods, the Company is required to purchase or otherwise provide sufficient platinum to reduce the lease balance. All of the leases outstanding at December 31, 2006 had terms of one to six months with a maturity no later than June 2007 (with future minimum rentals of $193 until maturity in 2007).

Capital Leases

The Company has two capital leases with a major lessor covering manufacturing equipment located at its Huntingdon, PA, and Aiken, SC, facilities. The leases are secured by a first priority lien on the leased assets, which had a $4,500 net book value at December 31, 2006.

As of December 31, 2006, aggregate future minimum lease payments under the leases are as follows:

2007	$929
2008	1,446

Total minimum lease payments	2,375
Less—Amount representing interest	(185)

Total obligation under capital leases	2,190
Less—Current portion	880

Long-term portion	$1,310

Maturities of long-term debt at December 31, 2006, consist of the following:

2007	$880
2008	1,310
2009	0
2010	0
2011	0
Thereafter	175,000

$177,190

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

As previously discussed, the Company was acquired on April 7, 2006, by Kohlberg and Company, LLC, which was financed by approximately $185,000 of debt. The Company then participated in a $175,000 private placement offering, for which the original April 7, 2006, debt was liquidated and the corresponding deferred financing costs were written off. The Company also incurred early termination fees, and in total approximately $5,703 of early termination costs were expensed and have been recorded as “Early Extinguishment of Debt” in the consolidated statement of operations.

Note I—Transactions with Related Parties

Predecessor Company

On March 26, 2004, the Company entered into a supply agreement with Porcher Industries that became effective on April 2, 2004. In the supply agreement, Porcher Industries agreed to offer to purchase at least 40% of its glassfiber needs from the Company through December 31, 2006, in exchange for a 15% equity interest in the Company (prior to dilution), which was reallocated to Porcher Industries from the prepetition senior secured lenders’ 85% ownership of the Company upon emergence from Chapter 11 proceedings. In the event that Porcher Industries’ purchases less than 40% of its glassfiber needs from the Company, Porcher Industries percentage of equity would be reduced accordingly and revert to the prepetition senior secured lenders. Porcher Industries satisfied the minimum purchase levels during 2005 and for the period ended April 6, 2006.

The value of the equity granted in exchange for the Porcher supply agreement was treated as a sales incentive. The measurement date for valuing the equity was determined in accordance with EITF 96-18, which provides that the measurement date is the earlier of (i) the date under which the performance by the counterparty to earn the equity instrument is probable because of sufficiently large disincentives for nonperformance or (ii) the date at which the counterparty’s performance is complete. The Company has concluded that there were sufficiently large disincentives for nonperformance for Porcher Industries not to honor the major portion of the 40% minimum purchase needs commitment and, consequently, the major portion of the equity granted under the Porcher supply agreement was measured on April 2, 2004, and included as a component of our April 2, 2004, opening balance sheet.

The remaining portion of the equity granted to Porcher Industries was measured as of April 6, 2006, when all of the outstanding stock of the Company was acquired in the Acquisition. The change in the value of this portion of our equity since April 2, 2004, was recorded as additional paid-in capital and capitalized as an asset to be amortized as a sales incentive over the remaining term of the Porcher supply agreement. At the closing of the Acquisition, the increase in the value of the equity granted to Porcher Industries since April 2, 2004, was approximately $5,600, which resulted in $1,600 and $3,900 in sales incentive being recorded as a reduction in revenues in the period from January 1, 2006, to April 6, 2006, and for the year ended December 31, 2005, respectively.

Successor Company

We have entered into a management agreement with our shareholder pursuant to which our shareholder will provide management and other advisory services. In consideration for ongoing management and other advisory services, the management agreement requires us to pay our shareholder an annual management fee of $750 and to reimburse our shareholder for out-of-pocket expenses incurred in connection with its services. The management agreement also provides that our shareholder will receive transaction fees in connection with certain

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

subsequent financings and acquisition transactions. The management agreement includes customary indemnification provisions in favor of our shareholder and its affiliates.

Note J—Capital Stock and Equity

The Company’s authorized capital consists of a total of 5,000,000 shares of common stock with a par value of $0.0001 per share. The holder of each share has the right to one vote for each share of common stock held and no stockholder has special voting rights other than those afforded all stockholders generally under Delaware law. Stockholders will share ratably, based on the number of shares held, in any and all dividends the Company may declare.

Predecessor Company

Upon emergence from bankruptcy in 2004, the Company issued warrants to purchase up to 125,000 shares of common stock at an exercise price of $0.01 per share to the Unsecured Creditors/Subordinated Noteholders group. However, these warrants were only exercisable upon the occurrence of a “Liquidity Event” (including without limitation any merger or consolidation) that resulted in the sale, conveyance, exchange or transfer of substantially all the shares of capital stock or all or substantially all the property or assets of the Company with proceeds of cash or cash equivalents (the Net Proceeds) of at least $200,000. In the event that a Liquidity Event was consummated within the first 18 months following the Effective Date, the Unsecured Creditors/Subordinated Noteholders group had the option to exchange their right to exercise the warrants for a cash distribution provided that the Net Cash Proceeds were at least $150,000. The warrants had minimal value at the emergence date.

The shares of common stock held by Porcher and the Unsecured Creditors/Subordinated Holders Noteholders group were subject to adjustment to prevent dilution only as a result of the exercise of the warrants. The shares held by the Senior Secured Lenders group were not subject to any antidilution protection.

The shares of common stock held by Porcher are subject to the provisions in favor of the Senior Secured Lenders group holders as set forth in the Porcher Supply Agreement. Pursuant to the terms of this agreement, the parties have agreed that Porcher will forfeit all or portion of the shares back to the Senior Secured Lender Group holders if in any calendar semester beginning January 1, 2004, and ending December 31, 2006, the Porcher Group does not purchase and/or receive credit for purchasing from AGY 40% of the Porcher Group’s total purchases that could be sourced from AGY.

Immediately prior to the Acquisition, 291,667 shares were issued for all outstanding warrants, stock incentive plans and anti-dilution provisions of certain shareholders rights agreements.

At the Acquisition Date, all 1,291,667 outstanding shares of the Company were acquired by KAGY.

Note K—Employee Benefits

Reimbursement Obligation under Owens Corning Defined Benefit Pension Plan

Prior to 1998, the hourly and salaried employees of the Company participated in defined benefit plans maintained by Owens Corning (OC). Under the plans, pension benefits were generally based on an employee’s pay and number of years of service. Contributions to these pension plans were based on the calculations of independent

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

actuaries using the projected unit credit method. Plan assets consisted primarily of equity securities with the balance in fixed income investments. The unrecognized cost of retroactive amendments and actuarial gains and losses were amortized over the average future service period of plan participants expected to receive benefits.

The Company’s pension grow-in liability was created as part of the buyout agreement with OC in September 1998 to continue to offer the same early retirement subsidy to employees that had transferred from Owens Coming to the Company on October 1, 1998, as if they had remained employees of OC. All employees of OC who transferred to the Company as of October 1, 1998, are eligible to receive the grow-in benefit. The frozen accrued benefit as of October 1, 1998, remains a liability of the OC Merged Retirement Plan. Upon retirement from AGY, participants will be entitled to commence benefits from the OC Plan, recognizing service with OC and AGY for retirement eligibility purposes. AGY is obligated to reimburse OC for the value of the early retirement subsidy.

The reimbursements to OC are the difference of (a) and (b) at the time of the employee’s termination or retirement:

(a)	Present value of October 1, 1998, frozen benefit available immediately based on the normal form of payment and applicable early retirement factors

(b)	Present value of October 1, 1998, frozen benefit deferred to age 65

Both present values are determined on the then-applicable General Agreement on Tariffs and Trade (GATT) basis. Employees who terminate before Early Retirement eligibility (defined under the OC Plan as age 55 with ten years of service) or work until Normal Retirement (defined under the OC Plan as age 65) represent no liability to AGY.

The Company’s obligation to OC is unfunded.

In accordance with SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” the following table provides a reconciliation of the changes in the projected pension benefits obligation owed to Owens Corning as of December 31, 2006:

December 31, 2006
Funded status:
Unfunded status at end of period	$(5,119)
Unrecognized net actuarial loss	0

Net pension liability	$(5,119)

A discount rate of 6.0%, 5.75% and 5.75%, was used for the calculation of the SFAS No. 87 liabilities and cost as of December 31, 2006, April 6, 2006, and December 31, 2005, respectively.

The net periodic pension cost was $219, $97 and $352 from April 7, 2006 (inception), through December 31, 2006, January 1, 2006, to April 6, 2006, and for the year ended 2005, respectively. Plan contributions were $483, $415 and $1,178 from April 7, 2006 (inception), through December 31, 2006, January 1, 2006, to April 6, 2006, and for the year ended 2005, respectively.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

Postretirement

The Company has health care and life insurance benefit plans for certain domestic retired employees and their dependents. The health care plan is unfunded and pays either (1) stated percentages of covered medically necessary expenses, after subtracting payments by Medicare or other providers and after stated deductibles have been met or (2) fixed amounts of medical expense reimbursement. Currently, the retiree medical plans have the following terms: (a) eligibility requirement at age 62; (b) a $3,500 cap on the amount the Company will contribute annually toward pre-Medicare retiree medical expenses, with retiree contributions adjusted annually and (c) provides a post-Medicare spending account at levels of $0 to $1,500, depending on years of service.

As required under special COBRA provisions related to bankruptcy, the retiree medical plan changes summarized above constituted a COBRA triggering event for current retirees and their dependents who participate in the Company’s retiree medical plan and who were affected by the changes. Those retirees who had retired prior to the implementation date were given an option to elect COBRA under the medical plan for active employees as an alternative to coverage under the medical plan for retirees. Approximately 50 retirees elected COBRA under this special provision, and such retirees will be required to pay the monthly COBRA contribution in effect at the date of election and as adjusted each year.

The Company continues to reserve the right to change or eliminate these benefits plans subject to the terms of collective bargaining agreements, if applicable.

Certain of the Predecessor Company’s retirees who retired between October 1, 1998, and December 31, 1999, participate in the retiree medical program of Owens Corning. Employees became eligible to participate in the health care plans upon retirement under the Predecessor Company’s pension plans if they had accumulated 10 years of service after age 45. Some of the plans were contributory, with some retiree contributions adjusted annually. Owens Corning reserved the right to change or eliminate these benefit plans subject to the terms of collective bargaining agreements. The Predecessor Company assumed the liability for these health care and life insurance benefits on September 30, 1998. As a result, the Company reimburses Owens Coming for actual expenses incurred for these certain retirees.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to that provided under the Act. As of January 1, 2006, the Owens Corning Plan was amended to integrate with the Act, affecting AGY retirees who are covered under the Owens Corning Plan. Specifically, the post-65 prescription drug program was discontinued, and the post-65 spending account was increased by $1,000.

The Company’s net postretirement benefits cost included the following assumptions:

	Successor Company	Predecessor Company
Discount rate	6.0%	5.75%
Initial health care cost trend rate	12%	12%
Ultimate health care trend rate	5%	5%

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

The funded status of the postretirement benefit plans at December 31, 2006 is summarized below:

December 31, 2006
Funded status:
Unfunded status at end of period	$(7,430)
Unrecognized net actuarial loss	0
Unrecognized prior service cost	0

Net postretirement benefit obligation	$(7,430)

Assumed health care trend rates have significant effect on the amounts reported for the health care plans. Because of the historical trend in health care costs and anticipated future trends, a decrease in the health care trend rate is improbable. At December 31, 2006, a one percentage-point increase in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on:
Accumulated postretirement benefit obligation	$(30)	$34
Service cost	0	0
Interest cost	(2)	2

The net periodic postretirement benefit cost was $541, $53 and $1,196 from April 7, 2006 (inception), through December 31, 2006, January 1, 2006, to April 6, 2006, and for the year ended 2005, respectively. Actual postretirement plan contributions were $696, $756 and $1,551 from April 7, 2006 (inception), through December 31, 2006, January 1, 2006, to April 6, 2006, and for the year ended 2005, respectively.

Future estimated annual benefit payments for pension and postretirement benefit obligations as of December 31, 2006, are as follows:

	Benefits
Year	Pension	Postretirement
2007	$550	$698
2008	622	682
2009	683	651
2010	667	631
2011	701	625
Thereafter	2,746	3,375

Defined Contribution Plan

AGY has a defined contribution 401(k) plan that allows qualifying employees to contribute up to 15.0% of their annual pretax or after-tax compensation subject to Internal Revenue Service (IRS) limitations. Employer contributions to the plan are dependent on the Company’s annual financial performance. For each of the periods January 1, 2006 to April 6, 2006, and April 7, 2006 (inception), through December 31, 2006, the Company contributed $500. The Company contributed $1,500 for the year ended December 31, 2005.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

Note L—Stock-based Compensation

Successor Company

On April 7, 2006, KAGY adopted the 2006 stock option plan that provides that up to 1,335,000 shares of the Company’s common stock are reserved for issuance under this plan, pursuant to the exercise of options. At December 31, 2006, KAGY had granted 1,080,000 stock options to employees with an exercise price of $10 under this plan, all contingent upon continuous employment through the date of vesting. 50% of these stock options vest over a three-year period (one-third on April 7, 2007; one-third on April 7, 2008, and one-third on April 7, 2009). The remaining 50% will vest based on the Company’s next three years’ financial performances. These options have a term of 10 years from the grant date.

On April 7, 2006, KAGY also granted 100,000 restricted stock units pursuant to the terms of a certain employment agreement. These restricted stock units vest 50% on April 7, 2007, and 50% on April 8, 2008, and are subject to certain forfeiture conditions.

The Company accounts for the options under the provisions of SFAS No. 123R, “Share-Based Payment,” (SFAS No. 123R) which is effective for all awards granted, modified, repurchased or canceled after June 15, 2005, and requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant date fair value is to be estimated using option-pricing models adjusted for the unique characteristics of those instruments. In calculating the impact for options and restricted stock units granted, the Company has estimated the fair value of each option grant by using the Black-Scholes option-pricing model and the vesting probability of these stock awards. This model derives the fair value of stock options based on certain assumptions related to expected stock price volatility, expected option life, risk free interest rate and dividend yield. The Company’s estimated volatility is based on the historical volatility of other publicly traded companies in the same industry. The Company’s expected option life is based upon the average of the vesting term and the life of the options. The risk free interest rate is based upon the US Treasury yield curve appropriate to the term of the Company’s stock option awards. The estimated dividend rate is zero and no forfeiture rate was applied as no forfeitures are expected. Assumptions will be evaluated and revised, as necessary, to reflect market conditions and experience for new options granted. Based on the fair value-based method, the stock based compensation recorded in the accompanying financial statements is estimated at $900 at December 31, 2006. The remaining unrecognized compensation expense at December 31, 2006, is approximately $4,500 and the intrinsic value of the options at December 31, 2006, was minimal.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

The fair value of each grant was calculated with the following weighted-average assumptions:

Year of Grant	2006
Risk-free interest rate	5.0%
Expected life of option in years	6.5
Expected dividend yield	—
Expected volatility	30

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

In 2005, the Company granted 129,167 deferred stock units to employees under the 2004 Management Stock Incentive Plan. These deferred stock units vested ratably over periods up to four years or immediately upon a change of control. The value of these deferred stock units was estimated by management to be approximately $23,559 based on the share price expected to be paid at the closing of the Acquisition on April 7, 2006. The Company recognized compensation expense of $18,134 and $5,425 for the period from January 1, 2006, to April 6, 2006, and the year ended December 31, 2005, respectively.

Note M—Derivative Instruments and Hedging Activities

The Company uses interest rate swap and cap agreements to manage the risk that fluctuations in interest rates will affect the amount of future interest payments. The differential paid or received under these agreements is recognized at their fair value in the accompanying consolidated balance sheet. At December 31, 2006, the Company had no interest rate hedging agreements in effect.

The Company also from time to time enters into fixed-price agreements for its natural gas commodity requirements to reduce the variability of the cash flows associated with forecasted purchases of natural gas. In December 2006, the Company entered into an agreement to hedge a total of 260,000 MMBtu’s of the commodity at an average fixed price of $7.69 (excluding delivery cost) for the period January through June 2007, representing approximately 85% of the Company’s forecast commodity requirements for the period January through March 2007 and 30% of the Company’s forecast commodity requirements for the period April through June 2007. As of December 31, 2006, the total notional value of the remaining commodity hedging instrument was $2,000, and the approximate fair value was not material.

Note N—Income Taxes

The provision (benefit) for income taxes for periods from April 7, 2006, to December 31, 2006, from January 1, 2006, through April 6, 2006, and for the year ended December 31, 2005, respectively, consist of the following:

	Successor Company			Predecessor Company
	December 31, 2006			April 6, 2006			December 31, 2005
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$0	$(2,253)	$(2,253)	$16	$(6,280)	$(6,264)	$1,499	$(410)	$1,089
State	0	(160)	(160)		(492)	(492)	153	33	186
Foreign	0	0	0	(828)	0	(828)	247	0	247

	$0	$(2,413)	$(2,413)	$(811)	$(6,772)	$(7,584)	$1,899	$(377)	$1,522

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

The difference between the effective tax rate used in the statement of income and the expected tax rate (computed by applying the United States federal corporate tax rate of 34% to income before income taxes) is as follows:

	Successor Company	Predecessor Company
	December 31, 2006	April 6, 2006	December 31, 2005
Computed expected tax benefit	$(2,186)	$(6,866)	$1,548
State taxes, net of federal benefit	(160)	(484)	89
Nondeductible items	19	7	(157)
Foreign taxes	0	(828)	247
Non deductible transaction fees	0	744	0
Extraterritorial income exclusion	(86)	(157)	(248)
Foreign tax valuation allowance	0	0	43

Income tax benefit	$(2,413)	$(7,584)	$1,522

The tax effect of temporary differences, which give rise to deferred tax assets (liabilities), are as follows:

December 31, 2006
Pension and other employee benefit plans	$630
Accrued liabilities	3,182
Other	0
Loss carryforward	3,546

Current deferred tax asset	7,358

Intangible assets	(7,180)
Pension and other employee benefit plans	4,820
Property, plant and equipment	(35,924)
Loss carryforward	9,225
Foreign loss carry forward	154
Other	(61)

Long-term deferred tax liability before valuation allowance	(28,966)
Valuation allowance	(154)

Net long-term deferred tax liability	(29,120)

Net deferred tax liability	$(21,762)

The Company has determined that, at present, it is still more likely than not that its foreign loss carryforwards will not be realized. Therefore, a valuation allowance has been provided to reduce the carrying amount of these carry forwards.

The Tax Reform Act of 1986 enacted a complex set of rules limiting the potential utilization of net operating loss and tax credit carryforwards in periods following a corporate “ownership change.” In general, for federal income tax purposes, an ownership change is deemed to occur if the percentage of stock of a loss corporation owned

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2006

(dollars in thousands, unless otherwise indicated)

(actually, constructively and, in some cases, deemed) by one or more “5% shareholders” has increased by more than 50 percentage points over the lowest percentage of such stock owned during a three-year testing period. The Acquisition on April 7, 2006, represented such an ownership change, which could potentially limit the future utilization of the Company’s net operating losses.

At December 31, 2006, the Company had net operating loss carryforwards of approximately $33,534 for income tax purposes that will expire in 2026. These carryforwards are subject to limitation as described above.

Note O—Commitments and Contingencies

The Company is not a party to any significant litigation or claims, other than routine matters incidental to the operation of the Company. The Company does not expect that the outcome of any pending claims will have a material adverse effect on the Company’s financial position or liquidity.

The Company is self-insured for certain elements of their employee benefits, including workers’ compensation, but limits its liability through stop-loss insurance and annual plan maximum insurance limits. Self-insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

On July 7, 2003, Canada Customs and Revenue Agency (CCRA) issued an assessment of corporate income tax due in the amount of $5,000 for the year ended December 31, 1999. On September 30, 2003, the Company filed a Notice of Objection with CCRA setting forth its reasons why the Company believes the assessment was made in error and requesting the audit of the aforementioned year be reopened. The Company estimates its liability, including interest and penalties, approximates $400 and, accordingly, had recorded a liability of $400 as of December 31, 2005. In July 2006, the Company received a payment from CCRA for approximately $500, which represented a refund of the monthly estimated penalty and interest payments the Company had been making to CCRA. In June 2006, the Company received a notice from CCRA that the final assessment of corporate income taxes due to CCRA represented approximately $8. Accordingly, the accrued amount of approximately $400 was reduced to $8 at April 6, 2006.

The Company leases equipment under operating leases. Total rent expense for the period from April 7, 2006 (inception), through December 31, 2006, January 1, 2006, to April 6, 2006, and for the year ended December 31, 2005, was $81, $23 and $133, respectively. The minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year are nominal to the Company’s operations.

The Company has signed a three-year contract to purchase marbles from Owens Corning. The Company is obligated to make minimum purchase amounts as follows:

Minimum Purchases
2007	$2,925
2008	3,180
2009	2,783

$8,888

AGY HOLDING CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2008

(Dollars in thousands except share and per share data)

ASSETS
CURRENT ASSETS:
Cash	$2,149
Restricted cash	1,224
Trade accounts receivables, less allowances of $3,170	22,140
Inventories, net	31,248
Deferred tax assets	11,392
Other current assets	4,387

Total current assets	72,540
PROPERTY, PLANT AND EQUIPMENT, AND ALLOY METALS, NET	177,778
INTANGIBLE ASSETS, NET	23,389
GOODWILL	85,456
OTHER ASSETS	220

TOTAL	$359,383

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$13,222
Accrued liabilities	21,483
Current portion of long-term debt and capital lease obligations	1,173

Total current liabilities	35,878
LONG-TERM DEBT	186,650
PENSION AND OTHER EMPLOYEE BENEFIT PLANS	11,576
DEFERRED TAX LIABILITIES	30,207

Total liabilities	264,311

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S EQUITY:
Common stock, $.0001 par value per share; 5,000,000 shares authorized; 1,291,667 shares issued and outstanding
Additional paid-in capital	100,450
Accumulated deficit	(5,531)
Accumulated other comprehensive income	153

Total shareholder’s equity	95,072

TOTAL	$359,383

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Dollars in thousands)

	Three Months Ended March 31,
	2008	2007
NET SALES	$57,965	$37,833
COST OF GOODS SOLD	48,732	31,735

Gross profit	9,233	6,098
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,439	4,014
AMORTIZATION OF INTANGIBLE ASSETS	465	419
OTHER OPERATING INCOME	11	—

Income from operations	4,340	1,665
OTHER (EXPENSE) INCOME:
Interest expense	(6,619)	(5,088)
Other (expense) income, net	196	(20)

LOSS BEFORE INCOME TAX BENEFIT	(2,083)	(3,443)
INCOME TAX BENEFIT	769	1,319

NET LOSS	$(1,314)	$(2,124)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Dollars in thousands, unless otherwise noted)

	Three Months Ended March 31,
	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(1,314)	$(2,124)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,700	3,951
Alloy metals depletion, net	2,425	2,011
Amortization of debt issuance costs	180	183
Amortization of intangibles with definite lives	465	419
Loss on sale or disposal of assets	41	64
Stock compensation	348	312
Deferred income taxes benefit	—	(1,086)
Changes in assets and liabilities:
Trade accounts receivable	(5,423)	(488)
Inventories	1,179	(4,831)
Other assets	(1,960)	50
Accounts payable	2,283	170
Accrued liabilities	4,015	4,037
Pension and other employee benefit plans	326	138

Net cash provided by operating activities	5,265	2,806

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment and alloy metals	(19,888)	(1,951)
Increase in restricted cash	(7)	(17)

Net cash used in investing activities	(19,895)	(1,968)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	(72)	(217)
Proceeds from Revolving Credit Facility borrowings	28,600	1,300
Repayments of Revolving Credit Facility borrowings	(16,950)	(1,300)
Debt issuance costs and other	—	(54)

Net cash provided by (used in) financing activities	11,578	(271)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(3)	11
NET INCREASE IN CASH	(3,055)	578
CASH, BEGINNING OF PERIOD	5,204	1,580

CASH, END OF PERIOD	$2,149	$2,158

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$120	$85

Cash paid for income taxes	$113	$—

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AGY HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND OVERVIEW

AGY Holding Corp. is a Delaware corporation with its headquarters in South Carolina. AGY Holding Corp. and subsidiaries (“AGY” or the “Company”) is a leading manufacturer of advanced glass fibers that are used as reinforcing materials in numerous diverse high-value applications, including aircraft laminates, ballistic armor, pressure vessels, roofing membranes, insect screening, architectural fabrics, and specialty electronics. AGY is focused on serving end-markets that require glass fibers for applications with demanding performance criteria, such as the aerospace, defense, construction, electronics, automotive, and industrial end-markets.

The business is conducted through AGY Holding Corp.’s two wholly owned domestic operating subsidiaries, AGY Aiken LLC and AGY Huntingdon LLC, and its wholly owned foreign subsidiary, AGY Europe SARL, located in Lyon, France. AGY Holding Corp. has no operations or assets other than its investment in its wholly owned subsidiaries.

We operate and manage our operations as one business segment that manufactures glass fiber yarns and specialty materials that are used in a variety of industrial and commercial end-markets and applications. Of our total assets, approximately 99% are located in the United States.

As discussed in the 2007 consolidated financial statements, in October 2007, we acquired the North American Continuous Filament Mat (“CFM”) business of Owens Corning North America. See Notes 3 and 17 to the 2007 consolidated financial statements for further discussion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In these notes, the terms “AGY”, “we”, “us” or “our” mean AGY Holding Corp. and subsidiary companies.

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and, accordingly, they do not include all of the information and notes required by generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, all adjustments (consisting of items of a normal recurring nature) considered necessary for a fair statement of results of operations have been included. Interim operating results are not necessarily indicative of the results to be expected for any other interim period or for the full year.

These financial statements should be read in conjunction with the audited financial statements of AGY Holding Corp and Subsidiaries as of and for the year ended December 31, 2007 (included beginning on page F-2).

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The critical accounting policies that affect the Company’s more complex judgments and estimates are described in the Company’s 2007 consolidated financial statements.

Adoption of new accounting standards

Effective January 1, 2008, we adopted the Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“FAS 157”), for financial assets and liabilities. As permitted by FASB Staff Position

No. FAS 157-2, “Effective Date of FASB Statement No 157,” we elected to defer the adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. See additional discussion in Note 15 regarding the effects of adopting this new accounting standard.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. We did not elect to measure eligible financial assets and liabilities using the fair value option as of January 1, 2008; therefore, there was no impact to our consolidated financial statements from the adoption of SFAS 159.

Recently issued accounting standards

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We have not yet determined what impact, if any, the adoption of SFAS 161 will have on the disclosures already provided.

3. INVENTORIES, NET

Inventories, net of reserves for excess, obsolete, and lower of cost or market adjustments of $1,173, consist of the following at March 31, 2008:

Finished goods and work in process	$20,700
Materials and supplies	10,548

$31,248

4. PROPERTY, PLANT AND EQUIPMENT AND ALLOY METALS

Property, plant and equipment and alloy metals consist of the following at March 31, 2008:

Land	$928
Buildings and leasehold improvements	15,172
Machinery and equipment	64,123
Alloy metals	116,591

196,814
Less — Accumulated depreciation	(25,274)

171,540
Construction-in-progress	6,238

$177,778

5. INTANGIBLE ASSETS

Intangible assets subject to amortization and trademarks, which are not amortized, consist of the following at March 31, 2008:

		Estimated Useful Lives
Intangible assets subject to amortization:
Customer relationships	$4,800	11 years
Process technology	10,200	18 years
Deferred financing fees	5,145	5 to 8 years
Covenant not to compete	2,018	3 years

Sub-Total	22,163
Less — Accumulated amortization	(4,387)

	17,776
Trademarks — not amortized	5,613

Net intangible assets	$23,389

Deferred financing fees are amortized by the straight-line method, which approximates the effective interest method.

6. ACCRUED LIABILITIES

Accrued liabilities consist of the following at March 31, 2008:

Vacation	$2,508
Real and personal property taxes, excluding prepetition amounts still in negotiation	4,069
Pre-petition real and personal property taxes	999
Payroll and benefits	2,461
Variable compensation accrual	118
Due to Owens Corning — pension reimbursement	810
Accrued interest	8,668
Current portion of pension and other employee benefits	1,133
Other	717

Total accrued liabilities	$21,483

7. DEBT

Financing arrangements consist of the following at March 31, 2008:

Senior secured notes Senior secured revolving credit facility	$175,000 11,650
Capital lease obligations	1,173

Total debt	187,823
Less — Current portion	(1,173)

Total long-term debt	$186,650

Amounts above reflect the principal due under such agreements.

Senior Secured Revolving Credit Facility

The $40,000 Senior Secured Revolving Credit Facility (“Credit Facility”) matures October 2011 and includes a $20,000 sublimit for the issuance of letters of credit and a $5,000 sublimit for swing line loans. The borrowing base for the Credit Facility is equal to the sum of: (i) an advance rate against eligible accounts receivable of up to 90%, plus (ii) the lesser of (A) 65% of the book value of eligible inventory (valued at the lower of cost or market) and (B) 85% of the net orderly liquidation value for eligible inventory, plus (iii) up to $32,500 of eligible alloy inventory, minus (iv) 100% of market-to-market risk on certain interest hedging arrangements, minus (v) a reserve of $7,500.

At our option, loans under the Credit Facility bear interest based on either the eurodollar rate or base rate (a rate equal to the greater of the corporate base rate of interest established by the administrative agent from time to time, and the federal funds effective rate plus 0.50%) plus, in each case, an applicable margin of 1.75% in the case of eurodollar rate loans and 0.75% in the case of base rate loans.

In addition, there are customary commitment and letter of credit fees under the Credit Facility. All obligations under the Credit Facility are guaranteed by the Company and all of its existing and future direct and indirect domestic subsidiaries. Our obligations under the Credit Facility are secured, subject to permitted liens and other agreed upon exceptions, by a first-priority security interest in substantially all of the Company’s assets.

At March 31, 2008, we had $11,650 of borrowings outstanding under the Credit Facility. The weighted average interest rate for cash borrowings outstanding as of March 31, 2008 was 4.85%. At March 31, 2008, we had also utilized $8,950 of the Credit Facility for standby letters of credit for alloy metal lease collateral and workers’ compensation obligations. Borrowing availability at March 31, 2008 was $19,400.

The Credit Facility contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers and consolidations, dividends and other payments in respect to capital stock, transactions with affiliates, and optional payments and modifications of subordinated and other debt instruments. The Credit Facility also includes customary events of default, including a default upon a change of control. We were in compliance with all such covenants at March 31, 2008.

Senior Second Lien Notes

On October 25, 2007, we issued $175,000 aggregate principal amount of 11% senior second lien notes (“Notes”) due 2014 to an initial purchaser, which were subsequently resold to qualified institutional buyers and non-U.S. persons in reliance upon Rule 144A and Regulation S under the Securities Act of 1933, as amended. Interest on the notes is payable semi-annually on May 15 and November 15 of each year beginning May 15, 2007. Our obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, on a second-priority basis, by each of our existing and future domestic subsidiaries, other than immaterial subsidiaries, that guarantee the indebtedness, including the Credit Facility, or the indebtedness of any restricted subsidiaries.

At any time prior to November 15, 2009, we may, at our discretion, redeem up to 35% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 111% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings, provided that: (1) at least 65% of the aggregate principal amount of Notes originally issued under the indenture (excluding notes held by the Company) remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of such equity offering. At any time prior to November 15, 2010, we may also redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of Notes redeemed plus the applicable make-whole payment. Currently, we do not expect to utilize any optional redemption provision.

As of March 31, 2008, the estimated fair value of the Notes was $157,500, compared to a recorded book value of $175,000. The fair value of the notes is estimated on the basis of quoted market prices; however, trading in these securities is limited and may not reflect fair value. The fair value is subject to fluctuations based on the Company’s performance, its credit rating and changes in interest rates for debt securities with similar terms.

Capital Leases

At March 31, 2008, we have a capital lease for manufacturing equipment located at our Aiken, SC facility. The lease is secured by a first priority lien on the leased assets, which had a $1,986 net book value as of March 31, 2008. As of March 31, 2008, aggregate future minimum lease payments under the lease totaled $1,216 with $43 representing interest thereon. The balance of the obligation, $1,173 at March 31, 2008 is recognized as a current obligation in the accompanying consolidated balance sheet.

Maturities of Long-Term Debt

Maturities of long-term debt at March 31, 2008 consist of the following:

2008	$1,173
2011	11,650
2014	175,000

$187,823

8. CAPITAL STOCK AND EQUITY

Our authorized capital consists of a total of 5,000,000 shares of common stock with a par value of $0.0001 per share. All 1,291,667 outstanding shares of the Company are owned by KAGY since the Acquisition on April 7, 2006. The holder of each share has the right to one vote for each share of common stock held and no shareholder has special voting rights other than those afforded all shareholders generally under Delaware law. Shareholders will share ratably, based on the number of shares held, in any and all dividends the Company may declare. As discussed in Note 7, the payment of dividends is restricted by the Credit Facility and no dividends were paid in 2008 and in 2007.

9. EMPLOYEE BENEFITS

Pension and other Postretirement Benefits

Pension Benefits    As described in our 2007 consolidated financial statements, we have a reimbursement obligation to Owens Corning under Owens Corning’s defined benefit pension plan covering certain of our employees. Our obligation to Owens Corning is unfunded. We do not have our own defined benefit pension plan.

Other Postretirement Benefits    We also have a postretirement benefit plan that covers substantially all of our domestic employees. Upon the completion of the attainment of age sixty-two and ten years of continuous service, an employee may elect to retire. Employees eligible to retire may receive limited postretirement health and life insurance benefits. We also have an unfunded reimbursement obligation to Owens Corning for certain of our retirees who retired under Owens Corning’s retiree medical plan.

Net periodic benefit costs for three months ended March 31, 2008 and March 31, 2007 are as follows:

	For the Three Months Ended March 31,
	Pension Benefits		Post-Retirement Benefits
	2008	2007	2008	2007
Service cost	$—	$—	$105	$86
Interest cost	74	75	105	98
Expected return on plan assets	—	—	—	—
Amortization of prior service cost	—	—	—	—
Recognized net actuarial (gain) or loss	—	—	—	—

Total net periodic benefit cost	$74	$75	$210	$184

Expected net employer contributions for the defined benefit plan for the year ending December 31, 2008 are $603. Expected net employer contributions for the postretirement benefit plan for the year ending December 31, 2008 are $530.

Defined Contribution Plan

We have a defined contribution 401(k) plan that allows qualifying employees to contribute up to 30% of their annual pretax or after-tax compensation subject to Internal Revenue Service (IRS) limitations. Employer contributions to the plan are dependent on the Company’s annual financial performance. In addition, effective January 1, 2007, AGY provides a matching employer contribution of 50% up to 6% of each participant’s before-tax salary deferral. For the three months ended March 31, 2008 and 2007, we contributed $204 and $130, respectively.

10. STOCK-BASED COMPENSATION

Our stock-based compensation includes stock options and restricted stock as described in our 2007 consolidated financial statements. Total stock-based compensation was $348 and $312 at March 31, 2008 and 2007, respectively. No additional stock options or restricted stock were granted, exercised, forfeited or expired during the three months ended March 31, 2008.

11. COMPREHENSIVE LOSS

Comprehensive loss represents net loss and other gains and losses affecting shareholder’s equity that are not reflected in our consolidated statements of operations. The components of comprehensive loss for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended March 31,
	2008		2007
Net loss Currency translation adjustments	$(1,314 (2	) )	$(2,124 12)

Comprehensive loss	$(1,316)		$(2,112)

12. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We sometimes use interest rate swap and cap agreements to manage the risk associated with fluctuations in interest rates and the subsequent impact on future interest payments. The differential paid or received under these agreements is recognized at fair value in the accompanying consolidated balance sheet. At March 31, 2008, the Company had no interest rate hedging agreements in effect.

We also, from time to time, enter into fixed-price agreements for our natural gas commodity (“commodity”) requirements to reduce the variability of the cash flows associated with forecasted purchases of natural gas. At March 31, 2008, the Company had existing contracts for physical delivery of natural gas at its Aiken, SC facility that fix the commodity cost of natural gas for approximately 88% of its estimated natural gas purchase requirements in the next three months. Although these contracts are considered derivative instruments, they meet the normal purchases exclusion contained in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and are therefore exempted from the related accounting requirements.

Associated with our purchase commitment of certain manufacturing equipment for a total amount of 3.7 million euros, in February 2008, we entered into forward contracts to purchase 3.3 million euros to hedge the exposure to changes in value of the euro to the U.S. dollar. The contracts mature in the second and third quarters of 2008 and are accounted for as fair value hedges. For the quarter ended March 31, 2008, hedge ineffectiveness was immaterial. At March 31, 2008, the fair value of these foreign currency contracts was an asset of $300.

13. ALLOY METALS LEASES

Historically, we have been leasing under short-term operating leases (generally with lease terms from 1 to 6 months) a portion of the alloy metals needs to support the manufacturing operations. During the three months ended March 31, 2008 and 2007, total lease costs of alloy metals was $1,854 and $272, respectively, and was classified as a component of cost of goods sold.

Since the acquisition of the CFM business in late 2007, we have been leasing alloy metals under the following two leasing agreements.

Metal Consignment Facility

In August 2005, we entered into a consignment agreement with Fleet Precious Metals Inc. to lease platinum, one of the alloy metals used in our manufacturing operations, and in April 2006, the Company amended the consignment agreement, then with Bank of America, N.A. (as assignee of Fleet Precious Metals Inc.), to provide for up to the lesser of $40,000 or the value of 40,000 ounces of platinum. The consignment agreement is now with Bank of Nova Scotia, as assignee of Bank of America, N.A. In September 2007, the consignment limit was amended to provide for up to the lesser of $40,000 or the value of 30,000 ounces of platinum to more closely reflect recent market prices. In March 2008, as a result of the additional increase in platinum market prices, the consignment limit was amended to provide up to the lesser of: a) $69,600; b) the value of 32,000 ounces of platinum; or c) $42,000 plus two times the then-available undrawn face amount of letters of credit securing the agreement. The platinum facility is payable upon the earlier of the occurrence of an event of default under the agreement or the termination of the agreement, and is collateralized by (i) the leased platinum and (ii) all of our owned platinum, including, without limitation, platinum incorporated into equipment. Lease payments are payable monthly and, at our election, based on either (i) a floating fee calculated and specified by Bank of Nova Scotia from time to time and initially set at 7.5% per annum or (ii) a fixed fee equal to the precious metals rate, which is the fixed market-based lease rate for the applicable lease period, plus a 2.0% margin. The consignment agreement contains customary events of default, including, without limitation, nonpayment of lease payments, inaccuracy of representations and warranties in any material respect and a cross-default provision with the Credit Facility and the Senior Second Lien Notes. The consignment agreement does not contain any financial covenants. We or Bank of Nova Scotia may terminate the consignment agreement at any time upon 30 days prior written notice.

At March 31, 2008, we leased 25,000 ounces of platinum under the facility, with a notional value of approximately $51,000, as calculated under the facility. Unused availability at March 31, 2008 was approximately 7,000 ounces of platinum and $18,600. If the market value of the leased platinum exceeds $69,600 or 32,000 ounces, we are required to purchase or otherwise provide sufficient platinum to reduce the lease balance. As at March 31, 2008, the letters of credit securing the agreement totaled $8,500 based on our expected future utilization. All of the leases outstanding at March 31, 2008 had terms of one to three months, maturing no later than June 27, 2008 (with future minimum rentals of approximately $300 until maturity in 2008).

Owens Corning Master Lease Agreement

In October 2007, as part of the CFM acquisition, we entered into a master lease agreement with OC to lease platinum and rhodium, exclusively for their use in the Huntingdon CFM and Anderson manufacturing operations. This master lease agreement is in effect until April 2009 and allows us to enter into leases of alloy metal with terms of 1 to 6 months for up to approximately 19,800 ounces of platinum and 3,400 ounces of Rhodium (the “Maximum Lease Commitment”). The lease rate is a fixed annual 9% rate and the notional of the leases is based on the market price in effect at the inception of the lease. Until the maturity date of the master lease agreement, we may automatically renew the metals leases for one or more successive lease terms or may decide during the term of each lease to return the quantity of metals originally leased, or to decrease the quantity of metals to be leased for the next lease term, which would then decrease the Maximum Lease Commitment for future leases. The master lease agreement contains customary events of default, including, without limitation, nonpayment of lease payments, inaccuracy of representations and warranties in any material respect and a cross-default provision with the Credit Facility and the Metal Consignment Facility.

At March 31, 2008, we leased the Maximum Lease Commitment quantity that remained unchanged since inception, with a notional lease value of approximately $58,100. All of the leases outstanding at March 31, 2008 had terms of 2 to 3 months, maturing no later than May 27, 2008 (with future minimum rentals of approximately $500 until maturity in 2008), prior to renewals as discussed above.

14. COMMITMENTS AND CONTINGENCIES

We are not a party to any significant litigation or claims, other than routine matters incidental to the operation of the Company. We do not expect that the outcome of any pending claims will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

In addition to the alloy metal leases discussed in Note 13, we also lease equipment and other property under operating leases. Total rent expense for the three months ended March 31, 2008 and 2007, was $152 and $83, respectively.

We entered into two agreements to purchase marbles from OC pursuant to which the Company is obligated to make the following minimum purchases:

Remainder of 2008	$4,902
2009	2,783

$7,685

In 2007, we entered into a contract to purchase certain manufacturing equipment for a total amount of 3.7 million euros. A 10% down payment was made in 2007 and the balance of approximately 3.3 million euros will be paid in 2008. In February 2008, as discussed in Note 12, we entered into forward contracts to purchase 3.3 million euros to hedge the exposure to changes in value of the euro to the U.S. dollar associated with this commitment. The contracts mature in the second and third quarters of 2008. In conjunction with this purchase commitment, we intend to enter into an operating lease arrangement with a third party to lease the equipment over seven years with annual lease payments of approximately $900.

15. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, we adopted the Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“FAS 157”), for financial assets and liabilities. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. In accordance with FASB Staff Positions (FSP) 157-2, we will defer adoption of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. We are currently assessing the impact of FAS 157 for such nonfinancial assets and liabilities on our consolidated financial position and results of operations.

In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a hierarchy for observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

•

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly based on inputs not quoted on active markets, but corroborated by market data.

•	Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. Our foreign exchange derivative assets and liabilities are valued using quoted forward foreign exchange prices at the reporting date. The counterparty to these contracts is a highly rated financial institution.

At March 31, 2008, the fair value of foreign currency exchange contracts was an asset of $300 based on the Level 2 inputs used to measure such contracts, and is recorded in other current assets on the unaudited condensed consolidated balance sheet.

AGY Holding Corp.

Offer to Exchange

$175,000,000 principal amount of its 11% Senior Second Lien Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of its outstanding 11% Senior Second Lien Notes due 2014.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.